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2019 Ontario Economic Outlook and Fiscal Review, Background Papers,

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Ce document est disponible en français sous le titre :

Un plan pour bâtir l’Ontario ensemble : Perspectives économiques et revue financière de l’Ontario 2019 — Documents d’information

Foreword

Foreword

In June 2018, our government under the leadership of Premier Doug Ford made the case for a bold new vision for the people of Ontario and for the future of our province.

The people of Ontario were working harder, paying more and getting less. We said they deserved better. We promised to build a future where they not only worked to make ends meet, but where they could get ahead and prosper.

It starts with lowering taxes, making electricity bills more affordable, and ensuring that home ownership isn’t just a dream, but a reality — thanks to an affordable housing market with adequate supply.

Our government sees a future where people can access modern highways, subways, and rapid transit systems, admired and studied around the world.

We see a future with state-of-the-art public hospitals, where service levels are high, wait times are low, and transitions to and from home are easy. We see long-term care homes where our seniors age with dignity.

We see a future where our young people are set up for success, have the skills to match the needs of a growing economy, and are adaptable life-long learners in an ever changing world.

We see ourselves as the economic powerhouse of Canada, competitive in the global economy, with a business environment that celebrates our entrepreneurs, supports wealth creation, and brings jobs and investment to our province.

A strong Ontario makes for a strong Canada.

This vision is not out of reach. Our government has a plan to build a future with a better quality of life and a higher standard of living. The people of this province are our greatest asset. Working together with them, we have everything we need to take on the world and win.

Over the past 16 months, our government has worked diligently to clean up the fiscal mess we inherited.

For a second year in a row, we are beating our deficit targets. The Province’s current 2019–20 deficit outlook is $9 billion, $1.3 billion lower than the target projected in the 2019 Budget. We will continue to implement our prudent and responsible approach to fixing our finances, balancing the budget by 2023, so that we can make critical investments and provide relief for families and businesses.

Foreword

Since the 2019 Budget, Ontario’s credit rating has been affirmed by all rating agencies and Fitch has improved our credit rating outlook from negative to stable.

Since June 2018, more than 272,000 net new jobs have been created and the unemployment rate is near historical lows.

This is part of our government’s balanced and prudent Plan to Build Ontario Together.

We are working together with the people of Ontario to:

•	Make life more affordable;

•	Prepare people for jobs;

•	Create a more competitive business environment;

•	Connect people to places;

•	Build healthier and safer communities; and

•	Make government smarter.

Under the leadership of Premier Doug Ford, Ontario will stand as an island of stability and prosperity in an increasingly uncertain world.

I am confident that by working together and implementing our plan, our province will emerge with a stronger fiscal foundation, better services and greater opportunities that will benefit all of us today and generations well into the future.

Original signed by

The Honourable Rod Phillips

Minister of Finance

Contents

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Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Fiscal Summary		6

Summary of Ontario’s Economic Outlook		7

Borrowing Program and Medium-Term Outlook		9

Infrastructure Expenditures		11

Chapter 1: A Plan to Build Ontario Together

Table 1.1	Ontario’s Subway Transit Plan per the 2019 Budget	76

Table 1.2	Examples of Small- and Medium-Sized and Multi-Site Hospitals Receiving Additional Funding	91

Table 1.3	Allocation of New and Redeveloped Long-Term Care Beds to Date	93

Chapter 2: Economic Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	138

Table 2.2	Private-Sector Forecasts for Ontario Real GDP Growth	139

Table 2.3	Outlook for External Factors	139

Table 2.4	Interest Rates and Central Bank Actions	142

Table 2.5	Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth	150

Table 2.6	The Ontario Economy, 2017 to 2022	151

Table 2.7	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2019 Ontario Economic Outlook and Fiscal Review compared with 2019 Budget	152

Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

A Balanced Approach: Beating Deficit Targets, While Investing in Priority Programs

The government is implementing a balanced and prudent plan to build Ontario together. It is a plan that will make life more affordable for individuals and families by putting more money back in people’s pockets. It is a plan that will ensure tax dollars are invested responsibly and critical services are improved not only for those who need them today, but also for future generations. The government’s plan harnesses Ontario’s tremendous potential to create a more competitive business environment, which will allow the province to compete with the world and win. To that end, the government is committed to building a province where everyone can have the opportunity to share in economic prosperity, no matter their background or the region of the province that they live in.

The government’s balanced plan rests on establishing a robust and comprehensive fiscal foundation. The government inherited a challenging fiscal situation from the previous government — for most of the past 15 years, unsustainable spending has resulted in structural deficits and an unprecedented increase in public debt, leaving the Province vulnerable to future economic shocks.

The Province last balanced its budget in 2007–08. Since then, annual deficits have added $107.3 billion in accumulated debt, bringing the Province’s total net debt to $353.7 billion. The $12.9 billion in interest the Province is forecast to pay on that debt this year is money that is not being used on people’s priorities instead. As a result of past fiscal decisions, interest on debt is the government’s fourth largest expense item. Balancing the budget reduces interest costs and frees up more money for priority programs.

Over the last 16 months, the government has taken deliberate steps to balance the Province’s books. It implemented a process to help modernize government, find efficiencies and focus spending on priority areas such as health care and education. Additionally, the 2019 Budget set out a comprehensive five-year path to balance by 2023–24.

As a result, Ontario’s credit rating has been reaffirmed by all four rating agencies, including an improved outlook by Fitch Ratings. Ontario’s responsible and prudent approach to managing the Province’s finances has sent a positive signal to investors and businesses regionally, nationally and internationally.

Ontario’s Economic and Fiscal Outlook in Brief

The government has made steady progress and its plan is working. This year, the Province is projected to beat the deficit target set out in the 2019 Budget by $1.3 billion, an improvement to $9.0 billion from $10.3 billion. This reflects the benefits of a strong economy and revenue outlook, and prudent fiscal planning. As a result of the hard work by Ontarians to grow the economy and the government’s efforts to eliminate wasteful spending, the Province is able to allocate an additional $1.3 billion towards critical services such as health care, education, child care and social programs. A stronger balance sheet supports a competitive economy and the sustainability of government services.

Although the Province is now heading in the right direction, there is still much work to be done. With this 2019 Ontario Economic Outlook and Fiscal Review, the government is demonstrating that it is listening to the people of Ontario — making positive changes to ensure the sustainability of critical public services and investing an additional $1.3 billion in priority programs this year, while at the same time reducing the deficit.

The government’s plan is also setting Ontario on a course to a better quality of life that hard-working individuals and families deserve.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Outlook

As part of its plan to build Ontario’s future, the government has been responsive by making changes since the 2019 Budget in a way that ensures critical public services are supported on an ongoing basis, while maintaining its commitment to balance the budget by 2023. By adopting a prudent approach to financial management, Ontario’s finances are on a path towards fiscal sustainability.

Over the outlook, the government is projecting deficits of $9.0 billion in 2019–20, $6.7 billion in 2020–21 and $5.4 billion in 2021–22. Improvements are primarily the result of higher revenues. Reduced interest on debt costs are due to the reduction in the 2018–19 and 2019–20 deficits and lower interest rates.

In 2019–20, the net debt-to-GDP ratio is projected to be 40.0 per cent, or 0.7 percentage points lower than the 40.7 per cent forecast in the 2019 Budget.

See Chapter 3: Ontario’s Fiscal Plan and Outlook for more details on the Province’s fiscal outlook.

Ontario’s Economic and Fiscal Outlook in Brief

  Fiscal Summary

  ($ Billions)

	Actual	Current Outlook	Medium-Term Outlook
	2018–19	2019–20	2020–21	2021–22
Revenue
Personal Income Tax	35.4	37.1	38.6	39.4
Sales Tax	27.8	28.1	28.9	29.9
Corporations Tax	16.6	16.1	16.7	17.3
Other Taxes	25.7	26.4	27.2	27.0
Total Taxation	105.5	107.7	111.5	113.6
Government of Canada	25.1	25.5	26.6	27.2
Income from Government Business Enterprises	5.5	5.8	6.3	6.9
Other Non-Tax Revenue	17.6	16.7	17.2	17.6
Total Revenue	153.7	155.8	161.5	165.4
Expense
Programs	148.8	150.9	154.0	155.9
Interest on Debt	12.4	12.9	13.2	13.9
Total Expense	161.1	163.8	167.2	169.8
Surplus/(Deficit) Before Reserve	(7.4)	(8.0)	(5.7)	(4.4)
Reserve	–	1.0	1.0	1.0
Surplus/(Deficit)	(7.4)	(9.0)	(6.7)	(5.4)
Net Debt as a Per Cent of GDP	39.6	40.0	40.1	39.8

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

Ontario’s economy has continued to expand, supported by the government’s plan to help businesses invest, grow and create good jobs. Since June 2018, more than 272,000 net new jobs have been created and the unemployment rate is near historical lows. Ontario’s real gross domestic product (GDP) continues to rise, averaging 0.5 per cent growth over the last four quarters.

Ontario is expected to experience continued economic growth over the 2019 to 2022 period. The Ministry of Finance projects Ontario’s real GDP to grow by 1.4 per cent in 2019, 1.5 per cent in 2020, 1.5 per cent in 2021 and 1.9 per cent in 2022. These growth forecasts are below the average among private-sector economic forecasts for the province and demonstrate prudence.

There is a wide range of risks around Ontario’s economic growth outlook, including heightened global trade and political tensions, slowing global growth, elevated household debt levels, and financial market volatility. In a sea of global uncertainty, Ontario remains focused on being an island of stability and prosperity.

A summary of Ontario’s economic outlook is presented below. See Chapter 2: Economic Outlook for more details.

  Summary of Ontario’s Economic Outlook

  (Per Cent)

	2018	2019p	2020p	2021p	2022p
Real GDP Growth	2.3	1.4	1.5	1.5	1.9
Nominal GDP Growth	3.5	3.4	3.3	3.3	3.6
Employment Growth	1.6	2.6	1.2	1.0	1.1
CPI Inflation	2.4	2.0	2.0	1.9	1.9

  p = Ontario Ministry of Finance planning projection based on information up to October 9, 2019.

  Sources: Statistics Canada and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Debt Challenge

The Province’s net debt is projected to reach $353.7 billion by the end of 2019–20, with interest payments to service that debt forecast at $12.9 billion. The government is committed to addressing the debt burden, put the Province’s finances on a more sustainable path and balance the budget by 2023.

Through the implementation of the debt burden reduction strategy, the government’s objective is to keep the net debt-to-GDP ratio, through to 2022–23, to less than the Independent Financial Commission of Inquiry’s forecast for 2018–19 of 40.8 per cent. The net debt-to-GDP ratio is forecast to fall to 39.8 per cent in 2021–22, lower than the 40.6 per cent forecast at the time of the 2019 Budget.

Net Debt-to-GDP

Notes: Net debt has been restated to include broader public sector net debt, starting in 2005–06. Net debt has been restated from 2001–02 onward for the adjustments resulting from the revised accounting treatment of jointly sponsored pension plans.

Sources: Statistics Canada and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

As of October 24, 2019, $21.3 billion, or 67 per cent, of this year’s $31.9 billion long-term public borrowing was completed. The borrowing program is forecast to be $31.7 billion in 2020–21 and $31.2  billion in 2021–22.

Borrowing Program and Medium-Term Outlook

($ Billions)

	2019 Budget	In-Year Change	Current Outlook 2019–20	Medium-Term Outlook
				2020–21	2021–22
Deficit/(Surplus)	10.3	(1.3)	9.0	6.7	5.4
Investment in Capital Assets	11.6	–	11.6	11.0	10.4
Non-Cash Adjustments	(7.7)	–	(7.7)	(7.7)	(7.7)
Loans to Infrastructure Ontario	0.2	–	0.2	0.1	0.2
Other Net Loans/Investments	0.7	0.0	0.7	0.5	(0.1)
Debt Maturities/Redemptions	27.5	(0.1)	27.4	26.6	24.0
Total Funding Requirement	42.5	(1.3)	41.2	37.2	32.2
Decrease/(Increase) in Short-Term Borrowing	(1.2)	–	(1.2)	(1.0)	(1.0)
Increase/(Decrease) in Cash and Cash Equivalents	(5.3)	(2.8)	(8.1)	(4.5)	–
Total Long-Term Public Borrowing	36.0	(4.1)	31.9	31.7	31.2

 Note: Numbers may not add due to rounding.

 Source: Ontario Financing Authority.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Capital Plan Outlook

The government is making strategic investments in the province’s infrastructure, including transit, highways, schools and hospitals. The planned outlook reflects a more sustainable level of investment of $144 billion over 10 years.

Key highlights of the capital plan include investments of:

•	$67 billion in provincially owned and municipal transit priorities, including four new subway projects in the Greater Toronto Area and Stage 2 of the Ottawa Light Rail Transit project;

•

$22 billion in highway improvements and expansion, including the QEW Credit River Bridge Improvement project, widening Highway 3 between the Town of Essex and the Municipality of Leamington, and four-laning Highways 11 and 17, including stretches between Kenora and the Manitoba border;

•

$27 billion, including $17 billion in capital grants over the next 10 years to help end hallway health care by modernizing and increasing capacity in more than 60 major hospital projects that are currently under construction or in various stages of planning, including the Hamilton Health Sciences — West Lincoln Memorial Hospital, and the Ottawa Hospital – Civic Campus;

•

$19 billion, including $13 billion in capital grants over the next 10 years to help build new schools in high-growth areas and improve the condition of existing schools. For example, construction is underway on a new elementary school in north Ajax and the new Georgian Bay Community School in Meaford;

•	More than $3 billion to renew postsecondary infrastructure in colleges and universities and for state-of-the-art equipment for apprenticeship training;

•	$2.5 billion to enhance social service infrastructure, including funding for two new children’s treatment centres in Ottawa and Ajax and for the National Housing Strategy; and

•

$3.9 billion in justice infrastructure, including funding for new courthouses in Toronto and Halton Region; the modernization and replacement of aging Ontario Provincial Police (OPP) detachments across Ontario, and a new modernized correctional centre and jail in Thunder Bay.

The capital plan outlook includes more than $10.2 billion in Provincial funding to support infrastructure projects across the province through the Investing in Canada Infrastructure Program. Funding will be distributed between four streams: Public Transit, Rural and Northern, Green Infrastructure, and Community, Culture and Recreation.

Ontario’s Economic and Fiscal Outlook in Brief

  Infrastructure Expenditures1

  ($ Millions)

	Current Outlook 2019–20	Medium-Term Outlook		10-Year Total
Sector		2020–21	2021–22
Transportation
Transit	5,527	5,731	5,205	66,669
Provincial Highways	2,737	2,723	2,538	22,069
Other Transportation, Property and Planning	284	213	167	1,722
Health
Hospitals	2,357	2,214	2,724	26,989
Other Health	237	231	269	3,288
Education	2,426	2,196	2,073	19,393
Postsecondary Education and Training
Colleges and Other	299	327	278	2,115
Universities	52	71	64	1,077
Social	297	174	239	2,487
Justice	617	709	628	3,903
Other Sectors[2]	1,789	2,085	2,167	13,876
Total Infrastructure Expenditures	16,623	16,676	16,351	163,587
Less: Other Partner Funding[3]	1,891	2,050	2,033	19,433
Total[4]	14,732	14,627	14,318	144,154
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Includes government administration, natural resources, and the culture and tourism industries.
[3]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[4]	Includes federal/municipal contributions to provincial infrastructure investments.

  Note: Numbers may not add due to rounding.

Ontario’s Economic and Fiscal Outlook in Brief

Chapter 1:
A Plan to Build Ontario Together

Section A: By Making Life More Affordable

Section A: By Making Life More Affordable

Section A: A Plan to Build Ontario Together: By Making Life More Affordable

Introduction

The government has a balanced and prudent plan to put more money into the pockets of families and individuals in every corner of the province. The government is reducing taxes, tackling the rising costs of housing and energy, lowering fees and improving services, so parents can spend more on their children, young people can save more for the future, and everyone can stretch their household budgets further. Putting more money in people’s pockets will help families and individuals to live the lives they deserve.

The government heard loud and clear that people from all walks of life are tired of paying more and getting less. The carbon tax, increasing child care costs, and the rise in electricity costs due to the previous government’s initiatives, have made it harder for families to make ends meet.

That is why the government is taking concrete steps to help parents afford child care that works best for their family, why the government is bringing tax relief to low-income workers, and why the government is providing publicly funded dental care to low-income seniors.

The government will continue to respect taxpayer dollars and deliver on its commitment to make life more affordable.

Chapter 1: A Plan to Build Ontario Together

Actions taken to date, described in this chapter, would total $3.0 billion in relief for families and individuals in 2020.

Chart 1.1

Select Measures that Provide Relief to Families and Individuals In 20201

[1]	Impacts on families and individuals would vary significantly since programs have different eligibility criteria.
[2]

Includes a cost-of-living increase to the Ontario Child Benefit ($6 million); reducing the tax burden of the Estate Administration Tax ($10 million) announced in the 2019 Budget; and eliminating the $2 per prescription co-payment for residents of long-term care homes ($32 million).

[3]	Refers to the Ontario Seniors Dental Care Program, announced in the 2019 Budget.
[4]

Includes savings from the elimination of the break open ticket fee ($4 million) announced in the 2019 Budget; cancellation of the fish and wildlife fee increase and service fee, and free fishing for veterans ($5 million); elimination of the Drive Clean program for passenger vehicles ($40 million) and deferral of driver’s licence and examination fee increases ($6 million); and cancellation of driver and vehicle fee increases ($68 million).

[5]

Includes savings from reversing the beer tax/mark-up increase ($30 million) announced in the 2018 Ontario Economic Outlook and Fiscal Review; proposed delay of alcohol tax/mark-up increases ($21 million) announced in the 2019 Ontario Economic Outlook and Fiscal Review; and the decision to not proceed with an increase to Ontario Personal Income Tax ($295 million) announced in the 2018 Ontario Economic Outlook and Fiscal Review.

[6]	Refers to the Ontario Childcare Access and Relief from Expenses tax credit, including administrative costs, announced in the 2019 Budget.
[7]	Refers to reducing tuition fees by 10 per cent. Illustrated for the 2019–20 school year.
[8]	Refers to the Low-income Individuals and Families Tax Credit, announced in the 2018 Ontario Economic Outlook and Fiscal Review.
[9]	Reflects estimated direct savings from lower household fuel costs.

Note: In some instances, estimates pertain to the government fiscal year and are treated as the estimate for the calendar year.

Source: Ontario Ministry of Finance.

Section A: By Making Life More Affordable

Helping Families with their Child Care Expenses

Giving parents more financial support and choice for child care is the right and responsible thing to do. The government is providing families with a tax credit for child care, starting with the 2019 tax year. The Ontario Childcare Access and Relief from Expenses (CARE) tax credit gives parents the flexibility to access a broad range of child care choices, including care in centres, homes and camps.

The tax credit will provide $1,250 per family, on average, in child care support to about 300,000 families, in addition to the Child Care Expense Deduction, and will target tax relief to low- and middle-income families.

Chart 1.2

Support for Families Through the Tax Credit for Child Care

Note: Based on the 2019 Budget. Tax relief from the Child Care Expense Deduction is for 2019 and, for Ontario Personal Income Tax, includes relief from the Ontario Health Premium.

Source: Ontario Ministry of Finance.

Chapter 1: A Plan to Build Ontario Together

Child care expenses can be a financial burden on parents and many cannot afford to wait until they file their tax returns to receive relief. As indicated in the 2019 Budget, the government is exploring options to give families the choice to apply for and receive regular advance payments during the year. This would allow families to receive support closer to when they incur expenses rather than waiting until they claim the credit on their Personal Income Tax returns.

The government also provides funding to municipalities to support licensed child care, and child and family programs in the province. In 2019–20, the government will invest $1.7 billion to support child care subsidies and child care operations. Last year, families received a fee subsidy for more than 100,000 children.

The government has also committed $1.0 billion over the next five years to create more child care spaces in schools.

Supporting Children and Families

Low- to moderate-income families in Ontario are struggling with the cost of raising their children. To support families, the government is also providing a cost-of-living increase to the Ontario Child Benefit, which provides direct financial supports to about one million children in more than 500,000 families. Starting on July 1, 2019, the maximum annual benefit per child increased to $1,434 from $1,403.

Providing Tax Relief for Families When They Need It the Most

The government has reduced the tax and compliance burden of the Estate Administration Tax. Effective January 1, 2020, there will be no Estate Administration Tax on the first $50,000 of the value of the estate. The tax will be calculated as $15 for every $1,000, or part thereof, of the value of the estate over $50,000.

Estate representatives are required to file an Estate Information Return after receiving an estate certificate. Starting January 1, 2020, the deadlines for filing information returns will be extended to 180 days for initial filings, and 60 days for filing an amended return to report new information.

Section A: By Making Life More Affordable

Providing Tax Relief to Low-income Workers

The government is helping people keep more of their hard-earned money with the Low-income Individuals and Families Tax (LIFT) Credit. This credit supports low-income taxpayers who have employment income, including those earning minimum wage, and was effective January 1, 2019.

As announced in the 2018 Ontario Economic Outlook and Fiscal Review, this credit will provide Ontario Personal Income Tax relief to about 1.1 million taxpayers who have employment income. Ontario Personal Income Tax will be eliminated for about 580,000 taxpayers, while tax will be reduced for another 520,000.

A single person who works full time at minimum wage (earning nearly $30,000) with no other income will receive the maximum $850 in Ontario tax relief and therefore pay no Ontario Personal Income Tax. Taxpayers with individual incomes greater than $30,000 or family incomes greater than $60,000 could also benefit from the credit as it is phased out gradually.

Chart 1.3

Tax Relief from Low-income Workers Tax Credit

Note: Based on the 2018 Ontario Economic Outlook and Fiscal Review. Ontario Personal Income Tax (PIT) excludes the Ontario Health Premium, which continues to be payable on taxable income over $20,000.

[1]	Sachin has employment income of $15,500, Canada Pension Plan benefits of $5,500 and Old Age Security payments of $7,000.
[2]	Tatiana has employment income of $29,000 and other income of $3,500. Ryan has employment income of $29,500. This couple does not incur child care expenses.

Source: Ontario Ministry of Finance.

Chapter 1: A Plan to Build Ontario Together

Providing Dental Care for Low-income Seniors

Starting this fall, the government is investing approximately $90 million a year to provide low-income seniors access to high-quality dental care. Ontario’s low-income seniors, age 65 and older, with an income of $19,300 or less, or couples with a combined annual income of $32,300 or less, who do not have dental benefits, will qualify for the publicly funded Ontario Seniors Dental Care Program. Services will be accessed through public health units, community health centres and Aboriginal Health Access Centres across the province.

Without timely treatment, oral health issues can create a significant burden on the health care system and contribute to hospital overcrowding. In 2015, there were almost 61,000 hospital emergency visits for dental problems, at a cost to Ontario’s health care system of approximately $31 million. This is another step that the government is taking to end hallway health care.

Eliminating Co-Pays for Pharmacy Payments in Long-Term Care

The government is committed to making program enhancements that help and protect seniors. As part of the proposal to change long-term care pharmacy payments to a per-bed-fee model from a per-prescription-fee model, the $2 per prescription co-payment for residents of long-term care homes would be removed. The introduction of this funding model can help support effective long-term care medication management. This change would result in real and significant savings for residents living in long-term care homes who would each save about $150 every year.

Section A: By Making Life More Affordable

Helping to Reduce the Cost of Living in the North

People living in Northern Ontario can have a higher cost of living due, in part, to greater reliance on air travel and air freight. This is why the government is proposing legislation that would reduce the aviation fuel tax rate in the North to 2.7 cents per litre from 6.7 cents per litre. This change would take effect on January 1, 2020 and would return the aviation fuel tax rate in the North to that which was in effect in 2014.

The North would be defined as the districts of Algoma, Cochrane, Kenora, Manitoulin, Nipissing, Parry Sound, Rainy River, Sudbury, Thunder Bay and Timiskaming. This is the same geographic area used for the Northern Ontario Energy Credit and the Growth Plan for Northern Ontario.

See the Annex: Details of Tax Measures for more information.

The Government is Reducing Costs for Northern Families	The Government is Making Air Travel in Northern Ontario More Affordable
Buying groceries for a family of four in the North could cost about $980 per month or more. This proposed tax rate reduction could save this family about $230 per year.	Minh, who lives in Thunder Bay, travels to Red Lake every month to visit his mother. This proposed tax rate reduction could save Minh about $135 on his travel per year.
Source: Ontario Ministry of Finance.

Chapter 1: A Plan to Build Ontario Together

Making Tuition More Affordable

Ensuring that postsecondary education is affordable is part of the government’s plan to keep more money in the pockets of Ontario students and families. The government has implemented a historic tuition reduction of 10 per cent across all funding-eligible programs in the 2019–20 academic year and will freeze tuition fees in the 2020–21 academic year. In comparison to the 2018–19 academic year, domestic students will see an average tuition reduction of approximately $340 for those attending college and $660 for those enrolled in an undergraduate arts and science degree, resulting in approximately $450 million in tuition relief for Ontario students.

Chart 1.4

Estimated Average Tuition Savings for Select Programs in 2019–20

Source: Ontario Ministry of Colleges and Universities.

The government has also introduced the Student Choice Initiative to ensure students have the transparency and freedom to choose which non-essential ancillary student fees they pay. Fees that fund major campus-wide services and facilities, such as those that support essential campus health and safety initiatives, will continue to be mandatory.

Section A: By Making Life More Affordable

Making GO Transit Service Free for Kids

The Province made taking transit easier and more affordable by introducing free travel for children 12 and under on all GO Transit trains and buses in March 2019. The introduction of the Kids GO Free initiative increases ridership, helps families save money and offers parents a low-stress alternative to driving in the Greater Toronto and Hamilton Area (GTHA).

Providing Free Museum Admission for Young People

Ontario has a vibrant history and culture, and the government wants to ensure that children across the province have increased access to learning and cultural opportunities. In 2006, the Province created the Fun Pass program. Using this as a model, the government is proposing to allow free access for children and will extend to attractions, museums, galleries and historic sites across the province. The details of the new program will be announced in the near future.

Reducing Electricity Bills

The government is committed to an electricity system that delivers cost-effective energy solutions to the people of Ontario. This includes transparency when it comes to residential electricity bills so people know exactly what they are paying for. The government is also committed to transparently reporting to the public how much costs are subsidized on their electricity bills because of past decisions.

The previous government left in place a system that was burdened with high costs and a lack of accountability. In addition, high-priced, long-term contracts resulted in electricity that Ontario did not need at prices consumers could not afford. But the true and escalating cost of electricity was hidden by a needlessly complex and non-transparent refinancing mechanism as part of the previous government’s “Fair Hydro Plan.”

To subsidize this problem of their own making, the previous government chose to set up a program to keep costs off-book that relied on borrowed money, which would be paid back by future ratepayers, entrenching a system of rising costs for years to come.

In order to restore transparency to the electricity system in Ontario, the current government ended this program by implementing the Fixing the Hydro Mess Act, 2019, which transparently accounts for the cost of rebates on the Province’s books.

Chapter 1: A Plan to Build Ontario Together

Effective November 1, 2019, the refinancing and rebate programs put in place by the previous government have been replaced by the Ontario Electricity Rebate (OER) to provide direct relief on consumers’ bills. It also shows the people of Ontario just how much taxpayers continue to pay for the electricity decisions of the past government.

This year, the Province is expecting to subsidize residential, farm and small business electricity bills to the tune of at least $4 billion, in order to help ensure the bills of Ontario residents, farms and small businesses are more affordable.

The government remains committed to fixing the mess left behind by the previous government and building a system that the people of Ontario can rely on for future generations.

As part of this, the Province is also committed to reducing electricity system costs. The government’s actions towards this include the following:

Terminating more than 750 renewable energy contracts, which is estimated to reduce costs to electricity customers by $790 million.	Refocusing and centralizing electricity conservation programs to the Independent Electricity System Operator, which is estimated to achieve savings of up to $442 million over three years.	Ensuring that compensation paid to Hydro One executives is not funded from electricity rates and includes performance targets such as the CEO’s contribution to reducing electricity system costs.

Section A: By Making Life More Affordable

Ending the Cap-and-Trade Carbon Tax

The government is delivering on its commitment to address the challenges of a changing climate and to mitigate against further environmental damage. The government is doing so without imposing the burden of a provincial carbon tax on the people of Ontario. By cancelling the cap-and-trade carbon tax, the government has improved affordability and enabled Ontario households to save $275, on average, in fuel and other costs in 2020.

The people of Ontario now face the federal government’s carbon tax, which was imposed on April 1, 2019 and has added 4.4 cents per litre to the price of gasoline. This will rise to 6.6 cents in 2020, 8.8 cents in 2021, and 11.1 cents per litre in April 2022. The tax was also imposed in New Brunswick, Manitoba and Saskatchewan and will apply in Alberta effective January 1, 2020. The Province has ensured that Ontarians know how much more they are paying for gas because of the federal carbon tax. Under the Federal Carbon Tax Transparency Act, 2019, as of August 30, 2019, gasoline retailers must display one sticker highlighting the price increase, in English or French, on the front of each gasoline pump.

Chapter 1: A Plan to Build Ontario Together

Increasing Ontario’s Housing Supply

Ontario faces a housing affordability challenge, especially in the Greater Toronto Area (GTA). On average, home prices continue to put the dream of home ownership out of reach for too many.
Ontario has experienced strong population growth in recent years, leading to growing household formation and demand for housing. The corresponding growth in the stock of housing per household has declined relative to the past, contributing to higher home prices and rents. The long-term average annual growth of the housing stock per household in Ontario was 0.9 per cent between 1974 and 2018 but has declined to 0.6 per cent between 2006 and 2018.

In the More Homes, More Choice: Ontario’s Housing Supply Action Plan, the government committed to making it easier to build more homes faster, and to building the right types of homes in the right places so everyone can find a place to live that meets their needs and their budget. The Province has been talking to Ontarians, and meeting with stakeholders from across the province, to work out the details that will turn this bold vision into reality through a wide range of measures, including:

•	Improving the efficiency and transparency of the planning system to help bring housing to market more quickly while still maintaining strong environmental protection;

•	Harmonizing the Ontario Building Code and encouraging the development of different types of housing; and

•	Reducing costs and other barriers to development.

The government recognizes that there is more work to do in order to make it easier to build homes across the province, and it continues to look for additional improvements in the development approvals process, working with municipal and federal partners to gather the data needed to drive informed decisions. For homeowners, the government has provided a user-friendly checklist to help build legal second units, and is considering ways to make it easier to pursue innovative forms of building design.

Section A: By Making Life More Affordable

Eliminating Drive Clean

The Ontario government eliminated the Drive Clean program for passenger vehicles, effective April 1, 2019, saving more than $40 million every year for the people of Ontario and reducing the regulatory burden on Ontario families. When it was first introduced, Drive Clean was intended to be time-limited and as the years passed, so did its usefulness — providing less value for taxpayer dollars. Air emissions from passenger vehicles have declined steeply and they are no longer the biggest contributors to smog. That is why the government is taking action to improve and protect Ontario’s air and reduce smog-causing pollutants by proposing a new enhanced emissions testing program for heavy diesel commercial motor vehicles. This would target the biggest polluters on Ontario’s roads.

Making Auto Insurance Affordable: Fixing the Broken System

The government is committed to making auto insurance more affordable by cutting system costs in a sustainable way and fixing the broken system for the nearly 10 million drivers in Ontario.
Drivers deserve better than the patchwork of reforms implemented by previous governments. This has led to an unaffordable auto insurance system that is vulnerable to fraud and abuse, with unnecessary burdens for businesses and consumers.

That is why the government is taking action on a plan that will sustainably reduce system costs that drive up auto insurance premiums for drivers. This plan includes:

•	Increasing consumer choice in auto insurance products by allowing drivers to decide for themselves and their families what coverage they need;

•	Enhancing competition in the auto insurance market by supporting innovation and reducing barriers for new and existing companies to compete in Ontario; and

•

Fighting fraud and taking costs out of the system by working with the Financial Services Regulatory Authority of Ontario (FSRA) to prevent bad actors in the system, replace inefficient processes and reduce fees.

Chapter 1: A Plan to Build Ontario Together

Since April 2019, the government has been hard at work putting this plan into action, including:

•	Launching FSRA, a new, modern regulator that will provide industry oversight that ensures consumer safety, fairness and choice;

•	Enabling electronic communications that saves time and money for consumers and businesses; and

•	Permitting electronic proof of auto insurance on mobile devices to give drivers more choice and convenience.

On October 9, 2019, FSRA released a new, modern and simplified rate approval process for auto insurance companies. The new Standard Rate Filing process will reduce unnecessary red tape and delays, while saving costs that would otherwise be passed on to consumers. Specifically, the process will significantly reduce the time and burden associated with rate filing applications and will enable insurers to be more responsive to current market conditions, compete more vigorously for customers, and make auto insurance pricing more fair and accurate.

This is the first phase of the government’s plan to fix the broken auto insurance system, reduce costs in a sustainable manner, and make life more affordable. As the government moves forward with this plan, it will continue to listen to the people of Ontario on how to improve the drivers’  experience.

Providing Other Relief for Families and Individuals

In addition to the measures described previously in this chapter, the government has taken many other actions to save money for families and individuals, including relief from fee increases and undoing previously scheduled tax increases.

The government has delivered more relief from fee increases, including:

•	Elimination of the break open ticket fee to benefit charities;

•	Cancellation of the fishing and hunting licence fee increase and service fee, and free fishing for veterans;

•	Deferral of driver’s licence and examination fee increases; and

•	Cancellation of driver and vehicle fee increases.

The government is also helping people keep more of their hard-earned money by undoing scheduled tax increases, including:

•	Reversing the scheduled alcohol tax increases and mark-ups; and

•	Not proceeding with an increase to Ontario Personal Income Tax.

Section B: By Preparing People for Jobs

Section B: A Plan to Build Ontario Together: By Preparing People for Jobs

Introduction

The government has a plan to make sure today’s students, and tomorrow’s entrepreneurs, innovators, and workers, have the skills they need to succeed in a highly competitive global economy. From the first day students step inside the classroom to the day they graduate and start their careers, as well as throughout their working lives, the government is focused on ensuring every person in Ontario has the opportunity to reach their full potential.

Advances in technology, globalization and an aging population are just a few of the challenges facing Ontario’s workforce, for people of all ages and skill levels. An education and training system that has not kept pace with the economy’s demands does not allow for the flexibility needed to respond to this new reality. As a result, Ontario is facing a mismatch: employers cannot find the workers they need, and workers cannot find the jobs that match their skill set.

That is why the government is investing in education and skills training programs from preschool through to adult employment services. The government has a plan to prepare people for jobs by transforming and modernizing Ontario’s educational and employment training systems. By putting more emphasis on science, technology, engineering and math (STEM), lowering tuition for postsecondary education and linking funding for colleges and universities to performance, students and workers will be prepared to succeed in the global economy.

Chapter 1: A Plan to Build Ontario Together

Transforming K–12 Education

Focusing on Science, Technology, Engineering and Math

Ontario is helping students across the province to prepare for successful careers. The government is placing a renewed focus on science, technology, engineering and math (STEM) as well as the skilled trades. The K-12 Ontario STEM Education Strategy will enable the province to become a global leader in STEM learning. The strategy includes updating the mandatory Grade 10 Career Studies course to focus on the changing nature of work, the role of transferable skills, and the importance of STEM in key high growth industries. The strategy will also include revising the Business Studies and Computer Studies curricula to focus on developing job skills, such as computational thinking and coding.

In July 2019, the Ontario and Alberta governments signed a Memorandum of Understanding to enhance learning opportunities for students in these fields of study. This agreement between Ontario and Alberta will support and enhance opportunities for elementary and secondary students in STEM fields and ensure that the skilled trades are recognized as a career of choice by young people, parents and educators.

Section B: By Preparing People for Jobs

Introducing a Math Strategy

The government remains committed to ensuring that students have the skills they require to succeed. As part of that commitment, the government is revising the Ontario curriculum to improve math skills for all students based on research and feedback from public consultations.

The Education Quality and Accountability Office (EQAO) assessments have shown a decline in provincial performance in both Grade 3 and 6 mathematics in the English-language school systems over the past decade. From 2008–09 to 2018–19, the proportion of Grade 3 students who met the provincial standard in math dropped to 58 per cent from 70 per cent. The proportion of Grade 6 students who met the provincial standard only reached 48 per cent in the 2018–19 school year, a decline from 63 per cent in 2008–09.

Chart 1.5

Share of Grade 3 and Grade 6 Students at or above the Provincial Standard in Math

Notes: All results refer to students and schools in Ontario’s English-language system. Results are not available for the 2014–15 school year as a significant proportion of schools did not participate in the assessment due to labour disruptions. In 2016–17, elementary schools in the Toronto Catholic District School Board did not participate in the assessments, due to labour issues.

Source: Education Quality and Accountability Office (EQAO).

Chapter 1: A Plan to Build Ontario Together

In response to the declining performance, the Province is investing $200 million in a new four-year math strategy to focus on fundamental math concepts and skills as well as their application. This strategy will ensure that students have the skills to succeed in the classroom and beyond, and that teachers have the knowledge and resources to focus on teaching math fundamentals.

Beginning with an investment of $55 million in the 2019–20 school year, the funding will support critical programming and resources for students and educators. This includes investing in professional development to ensure new teachers entering the profession have the skills to teach math, and supporting additional qualification math courses for teachers, as well as summer learning programs and expanding online tutoring programs for students.

Modernizing Classrooms

Digital skills are essential for students if they want to compete in the rapidly evolving global economy. To better prepare students for the future, the government has a plan to modernize classrooms across the province in several innovative ways.

Focusing Classroom Learning

The classroom is for learning and cellphones can be a distraction. The Province is moving forward with limiting the use of cellphones and other personal mobile devices in classrooms. As of November 4, 2019, using cellphones during instructional time is only permitted for educational purposes (as directed by the educator), health and medical purposes, or to support special education needs.

Adopting a Digital Curriculum

Technology is evolving. This is why the government is developing a new user- and mobile-friendly digital platform to modernize Ontario’s curriculum. The platform will clearly outline and communicate learning objectives by providing students, parents and educators with interactive online access to the curriculum and learning resources. The first phase of this digital learning platform will be launched in fall 2019.

Section B: By Preparing People for Jobs

Supporting Students’ Mental Health

Evidence shows 70 per cent of mental health problems begin in childhood or adolescence.[1] It is important to equip young people with the knowledge and skills they need to support their mental health throughout their lives.

To provide better support for students, the Province has implemented a new Health and Physical Education curriculum for Grades 1 to 8, with a more comprehensive approach to mental health. Changes to the curriculum include new learning expectations that focus on developing social-emotional learning skills and building a better understanding of mental health.

The Province is providing an investment of nearly $40 million, more than double the funding from 2017–18, to advance student mental health in partnership with education groups. This includes $25 million in permanent funding for approximately 180 mental health workers in secondary schools (such as social workers, psychologists and psychotherapists) to better serve students with mild to moderate mental health issues. By intervening early and providing more and consistent evidence-based mental health supports to students in schools, the Province is helping students reach their full potential.

Accepting Service Animals in Schools

The Province is committed to supporting school boards by providing appropriate accommodations to all students with demonstrable learning needs, including special education programs and services in Ontario’s schools.

The Province is also supporting students and their families making requests to bring their service animals into schools and classrooms to help them experience a more consistent, fair and transparent process. Starting in January 2020, all school boards in Ontario will be required to implement — and make publicly available on their websites — their newly developed or updated policies and procedures on student use of service animals.

[1]

The Centre for Addiction and Mental Health (CAMH), Mental illness and addiction: Facts and statistics, https://www.camh.ca/en/driving-change/the-crisis-is-real/mental-health-statistics, citing Government of Canada, The Human Face of Mental Health and Mental Illness in Canada. Ottawa: Minister of Public Works and Government Services Canada, 2006.

Chapter 1: A Plan to Build Ontario Together

Building and Renewing Schools

Better buildings support better learning for Ontario students. This is why the Province is investing almost $13 billion in capital grants[2] over a 10-year period to help build new schools in high-growth areas and improve the condition of existing schools, including an investment of $1.4 billion in school renewal in the 2019–20 school year. Furthermore, the government has committed up to $1.0 billion over the next five years to create up to 30,000 child care spaces in schools, including approximately 10,000 spaces in new schools.

All across Ontario, the government is building new schools and child care spaces, as well as investing in major additions to existing schools, to support better learning environments for the next generation. This includes:

•	North: The recently opened Sioux North High School in Sioux Lookout, which includes space for 513 students.

•	East: A major addition at St. Joseph Catholic Secondary School in Ottawa, scheduled to open in September 2020, which will offer space for 650 additional students.

•

Central: A new elementary school in North Ajax, which, when complete, will include space for 558 students and an EarlyON Child and Family Centre room to provide more families with high-quality child care.

•	Southwest: The new Georgian Bay Community School in Meaford, which, when complete, will include space for 1,033 students and an EarlyON Child and Family Centre room.

The government is working with its school board partners and taking decisive action to ensure students have safe and modern learning environments that enable their success in the classroom, in life and in the labour market. Since June 2018, the Province has approved the construction of about 80 school and child care capital projects, and this summer launched the 2019–20 Capital Priorities Program, which provides school boards with the opportunity to access funding for large-scale projects in every region of the province.

[2]

Investments in education infrastructure are valued at $19 billion over the next 10 years, which includes $13 billion in provincial capital grants, school board operating grants used for capital purposes and third-party funding.

Section B: By Preparing People for Jobs

Improving Indigenous Education

Reducing barriers to quality education for Indigenous learners supports the government’s vision for an education system that works for all students and families. To promote Indigenous student wellness and academic achievement, the Province is investing $3.7 million in 2019–20 to support a revised First Nations, Métis and Inuit studies curriculum for Grades 9–12 and the Indigenous Graduation Coach Program in targeted district school boards.

Seamless Education for First Nation Students

The Province is improving access to education for First Nation students in Ontario. Beginning fall 2019, a new Reciprocal Education Approach (REA) will create a consistent and transparent process for eligible First Nation students and their families when they choose to study at a publicly funded school or a First Nation-operated school. The new approach will eliminate the requirement for formal agreements on base fees. As part of the REA, Ontario is also ensuring that students attending a school of a provincially funded board can continue to be represented by a First Nation trustee.

Supporting Education for Urban Indigenous Communities

Ontario remains committed to supporting education for urban Indigenous communities. The Province is funding the River Program, an Indigenous-based holistic approach to education with wrap-around supports and community connections, including regular visits from traditional peoples, knowledge holders, and Elders. The program runs parallel with the provincial school system and integrates cultural teachings, workshops, family activities, educational supports, mental health supports, and career and job training into the programming.

Chapter 1: A Plan to Build Ontario Together

Improving Educational Outcomes

Not all Indigenous students are having their education needs met through mainstream school systems. Recognizing that every student is unique, the Province is continuing to support the Ontario Federation of Indigenous Friendship Centres’ Alternative Secondary School Program. The program improves social and educational outcomes by supporting students in the completion of their Ontario Secondary School Diploma. The program is geared to meet students’ individual needs and re-engages disenfranchised urban Indigenous students who have not connected to mainstream classroom settings.

Promoting Excellence in Postsecondary Education

Students graduating from Ontario’s universities and colleges should have the skills and competencies to compete and succeed in today’s highly competitive labour market. Strategic Mandate Agreements (SMAs), negotiated between the Ministry of Colleges and Universities and Ontario’s publicly assisted colleges and universities, help promote institutional excellence and student success.

Traditionally, only a small portion of public funding, 1.2 per cent for colleges and 1.4 per cent for universities, has been linked to performance. As the current SMAs expire on March 31, 2020 and new ones are negotiated, the government is moving to increase accountability through an outcomes-based funding model, linking 60 per cent of operating funding to performance by the 2024–25 academic year.

Funding will be linked to performance on the following metrics that align with the Province’s priorities in skills and job outcomes, and economic and community impact:

•	Proportion of graduates with at least one experiential learning course;

•	Graduate employment earnings;

•	Student skills and competencies-related metric;

•	Proportion of graduates employed full time in a related or partially related field to their program of study;

•	Proportion of students in an identified area of institutional strength and focus;

•	Graduation rate;

Section B: By Preparing People for Jobs

•	Total and share of federal Tri-Council[3] funding (universities only); institution-specific apprenticeship-related metrics (colleges only);

•	Research revenue (universities) and revenue (colleges) attracted from private-sector sources;

•	Student population as a proportion of local population; and

•	Institution-specific economic impact metric.

Through the new SMAs, Ontario will become an international leader in outcomes-based funding. This will ensure that Ontario’s postsecondary education system is focused on differentiated improvement and on offering programs aligned with labour market needs.

Making Postsecondary Education More Accessible

Ensuring postsecondary education affordability is part of the government’s plan to help more people access postsecondary education and develop the skills they need to find work. The government has implemented a historic tuition reduction of 10 per cent across all funding-eligible programs in the 2019–20 academic year and will freeze tuition fees in the 2020–21 academic year. For examples of the impacts on savings for families, see Chapter 1, Section A: A Plan to Build Ontario Together by Making Life More Affordable.

Funding for the Université de l’Ontario français

The government recognizes the contribution of the Francophone community to the province’s social, cultural and economic development and wants to ensure that French-speaking students have access to postsecondary education that is aligned with labour market needs.

Ontario is working with the Government of Canada on the establishment of the Université de l’Ontario français to address the needs of about 622,000 Francophones in the province.

The governments of Canada and Ontario have agreed through a signed Memorandum of Understanding to share the start-up cost for the university, with the federal share not exceeding 50 per cent of the total cost incurred by Ontario. A joint working group has been established to work out funding details, timelines, and activities for the Université de l’Ontario français.

[3]

Includes funding from Canada’s three federal granting agencies: Natural Sciences and Engineering Research Council, Social Sciences and Humanities Research Council and Canadian Institutes of Health Research.

Chapter 1: A Plan to Build Ontario Together

Transforming the Skilled Trades and the Apprenticeship System

Skilled trades play an important role in Ontario’s economy, and apprenticeship training is a principal driver in building capacity. To support the skilled trades, the government introduced the Modernizing the Skilled Trades and Apprenticeship Act, 2019, which is transforming the apprenticeship and skilled trades system across the province.

Growing Apprenticeship Registrations

Last fall, the government introduced the Making Ontario Open for Business Act, 2018, which modernizes Ontario’s apprenticeship system, reduces regulatory burden in the skilled trades and creates more opportunities for apprentices and employers. Since then, new apprenticeship registrations in the construction sector are about 12 per cent higher and total apprenticeship registrations are 6 per cent higher than the same time last year.

Transforming the Administration of Trades

The government is establishing a new streamlined and modernized ministry-led delivery model to replace the Ontario College of Trades. There had been persistent challenges in how the skilled trades in Ontario were regulated and the high membership fees that apprentices and journeypersons were subjected to.

As part of the transformation, the government will lead consultations with industry and stakeholders and provide recommendations on ways to modernize the skilled trades and apprenticeship system in order to help fill any skills shortages.

The government has also reduced the journeyperson to apprentice ratios to 1:1 for all trades that have ratios and established a moratorium on the reclassification of trades. This will simplify and streamline how employers can hire and oversee apprentices, reduce costs and provide more flexibility for employers.

Section B: By Preparing People for Jobs

Enhancing Supports for Apprentices and Employers

The government is developing a suite of initiatives to support apprentices, employers and other partners, including enhancements to the Pre-Apprenticeship Training Program. This program helps people gain the trade and technology-specific knowledge, essential job skills, and valuable work experience they need to secure good, well-paying jobs and further explore apprenticeship.

The Province has made a historic investment in the Pre-Apprenticeship Training Program. In 2018–19, the government invested $18.3 million — an increase of $5 million from the previous year. This funding allowed colleges, community organizations and other training providers to offer 84 programs across the province that will introduce over 1,600 people to the trades.

Promoting Apprenticeship and Skilled Trades

The government is promoting apprenticeship and skilled trades as a pathway of choice for young people. This will include a marketing campaign, targeting students and groups typically underrepresented in apprenticeship training, planned for early 2020. The campaign will promote the trades as exciting, productive and lucrative careers to a variety of audiences, including high school students, their parents and educators.

Skills Training Leadership

As part of the Province’s plan to modernize the skilled trades and apprenticeship system and to transform Employment Ontario, the government has moved responsibility for these programs to the newly created Ministry of Labour, Training and Skills Development. By realigning this important work the Province can more effectively deliver seamless, integrated, client-focused systems to better connect job seekers, workers and employers.

Chapter 1: A Plan to Build Ontario Together

Transforming Ontario’s Employment Services

The government is transforming Ontario’s employment services with a new system that focuses on the needs of local communities, workers and employers. It will help the people of Ontario get good, quality jobs. The government recently engaged with nearly 200 stakeholders to get their feedback on the new employment services system for input on how it can better meet the needs of job seekers and employers.

Beginning December 2019, the new employment services model will launch in three diverse urban and rural communities: the Region of Peel, Hamilton-Niagara and Muskoka-Kawarthas. Starting with these three regions, the Province will make employment services more responsive to the needs of Ontario’s changing economy by:

•	Creating an easy and efficient system to meet the employment needs of all businesses, communities and job seekers, including those on social assistance or with a disability;

•	Delivering employment services in a way that better matches the needs of the local economy in each community; and

•	Selecting service system managers who will plan and deliver employment services at a local level and receive funding based on achieving results.

This new employment services model will be expanded across the rest of the province starting in 2022.

Section B: By Preparing People for Jobs

Improving Skills Training and Attracting Skilled Workers

Redesigning Skills Training Programs

The government is continuing its review of current training support programs to better match unemployed or underemployed people with available jobs. The government is also making changes to Second Career4 and other skills training programs to ensure they are helping job seekers get the skills they need to find work.

Connecting Social Assistance Recipients with Skills Training and Employment

The social assistance system in Ontario is made up of Ontario Works and the Ontario Disability Support Program (ODSP). Ontario has been working hard to ensure that individuals receiving social assistance have better access to skills training and employment opportunities because:

•	Only one per cent of Ontario Works recipients leave the program for a job in any given month; and

•	Half of those who leave Ontario Works return, with four out of five returning within the year.

Ontario’s employment and training programs are critical in helping social assistance recipients find and keep jobs. This is why Ontario announced that social assistance employment services would be integrated into a transformed Employment Ontario to improve the employment outcomes of Ontario’s most vulnerable people.

Attracting Skilled Workers

Supporting Rural and Smaller Communities

A skilled labour force is at the core of the province’s economy, but many small and rural communities are struggling to attract skilled immigrants. For the entire province to realize the benefits of immigration, the government will work with communities to explore innovative approaches to bring highly skilled immigrants to smaller communities. The government is engaging with select rural and small community stakeholders to assess interest in the proposed Ontario Regional Immigration Pilot and to gather information about existing community immigrant attraction and retention efforts.

[4]	Second Career is a government-funded training program to help laid-off, unemployed workers transition to new careers in growing areas of the economy.

Chapter 1: A Plan to Build Ontario Together

The pilot is intended to launch in 2020, and over the term of the pilot the government will work closely with local stakeholders to fill labour gaps and to attract and retain skilled labour in rural and smaller communities.

Increasing In-Demand Skills

The Ontario Immigrant Nominee Program is making it easier for businesses to attract top talent and skilled workers from around the world. The government introduced regulatory amendments to simplify program requirements and add greater clarity and consistency to stream criteria, including:

•

Under the In-Demand Skills Stream, the work experience requirement has been reduced and three new National Occupational Classification (NOC) codes have been added to support changing labour market needs; and

•

To make the Entrepreneur Stream more attractive for job creators, and compete with comparable jurisdictions, the threshold of investment needed has been lowered. The net worth thresholds have also been reduced and the applicant screening process has been fine-tuned.

Section C: By Creating a More Competitive Business Environment

Section C: A Plan to Build Ontario Together: By Creating a More
Competitive Business Environment

Introduction

The government has a plan to attract investment, encourage entrepreneurs and risk-takers, and grow small businesses. The goal of the plan is to create high-paying, quality jobs across the province.

High taxes and energy costs, burdensome red tape, excessive compliance requirements and outdated regulations are costing businesses time and money, which in turn is driving away investment and job creation in the province.

That is why the government is creating a business-friendly environment by reducing taxes, encouraging regional and innovative investments, and eliminating outdated and duplicative regulations, while making sure that important health, safety and environmental protections are maintained or enhanced. This plan will build the foundation to create a more prosperous and competitive Ontario.

Businesses in Ontario are already benefiting from the progress the government has made towards its goal to reduce red tape — which is expected to generate savings of $400 million annually for businesses by 2020. The government is also focused on reducing the cost of energy and enabling critical investments in projects that will help Ontario industries grow. The Ontario Job Creation Investment Incentive, which allows businesses to accelerate writeoffs of capital investments, is also encouraging new investment in Ontario.

The government’s plan is creating a culture that celebrates and rewards entrepreneurs and encourages investment and growth in every region of the province. It is rebuilding the essential link between a growing economy and Ontario’s ability to invest in world-class government services and supports for the most vulnerable.

Chapter 1: A Plan to Build Ontario Together

Supporting Small Businesses

Today, there are more than 470,000 small businesses in Ontario representing almost 98 per cent of all businesses in the province. Small businesses provide about one-third of private-sector employment — just over two million jobs — and play a large role in the economy by providing goods and services to larger companies, consumers and government. The Province is committed to helping small businesses grow and succeed across all industries and communities in the province. Key initiatives that support small businesses are summarized below, including the government’s proposal, in this document, to cut the small business Corporate Income Tax rate to 3.2 per cent from 3.5 per cent.

Chart 1.6

Supporting Small Businesses

Source: Ontario Ministry of Finance.

Section C: By Creating a More Competitive Business Environment

Lowering Costs by Cutting Taxes for Small Businesses

As promised, the government is proposing to lower costs for small businesses by reducing taxes. The Province has a preferential small business Corporate Income Tax (CIT) rate of 3.5 per cent. The small business CIT rate provides $2.4 billion annually in tax relief to Ontario’s small businesses compared to what they would pay if they were charged the general CIT rate of 11.5 per cent.

The government is proposing to reduce the small business CIT rate to 3.2 per cent from 3.5 per cent starting January 1, 2020, fulfilling its promise to cut Ontario’s small business tax rate by 8.7 per cent. This measure would provide tax relief of up to $1,500 annually to over 275,000 businesses that benefit from the small business CIT rate, from family-owned businesses to innovative start-ups.

See the Annex: Details of Tax Measures for more details.

Small businesses already benefit from accelerated writeoffs of capital investments as well as the government’s decision to not parallel a federal measure that would have increased taxes on some small businesses earning passive investment income. These tax measures, along with the proposed small business CIT rate cut, would deliver a total of $255 million in Ontario income tax relief to small businesses in 2020.

Chapter 1: A Plan to Build Ontario Together

Lowering Costs for Small Businesses

In addition to providing tax relief, the government has taken actions such as cancelling the cap-and-trade carbon tax, keeping the minimum wage at $14 per hour and supporting a reduction in Workplace Safety and Insurance Board (WSIB) premiums. These measures, together with Ontario income tax relief, would save small businesses $2.3 billion in 2020.1

Chart 1.7

Providing Savings for Ontario Small Businesses

[1]

Includes Ontario savings from the proposed cut to Ontario’s small business Corporate Income Tax rate, paralleling the federal accelerated writeoff measures, and from not paralleling the federal tax increase on some small businesses earning passive investment income. Savings from the accelerated writeoff measures include unincorporated businesses.

Notes: Savings from delivering Ontario Corporate Income Tax relief are based on businesses that benefit from the Ontario small business Corporate Income Tax rate. Savings from the other measures are based on firms with less than 100 employees.

Source: Ontario Ministry of Finance.

[1]	This is the portion of overall business savings from these measures that will go to small businesses. See the Lowering Costs on Businesses section later in this chapter, for more details.

Section C: By Creating a More Competitive Business Environment

Lowering Costs for Small Businesses — Illustrative Savings for a Local Business

To illustrate these savings, consider Sue’s Bakery, a small local business that employs 11 staff including four that earn minimum wage.

In 2020, Sue’s Bakery would save $935 in Ontario Corporate Income Tax from the proposed cut to Ontario’s small business Corporate Income Tax rate and measures to accelerate writeoffs of capital investments. This is in addition to $780 in savings from the cancellation of the cap-and-trade carbon tax, $2,295 from reduced WSIB premiums, and $6,945 from keeping the minimum wage at $14 per hour.

In total, Sue’s Bakery would see savings of $10,955 in 2020 from these Ontario measures.

Chart 1.8

Sue’s Bakery

[1]	Some employees could be eligible for the Low-income Individuals and Families Tax Credit. See Chapter 1, Section A: A Plan to Build Ontario Together by Making Life More Affordable for details.
[2]	Savings include Ontario and federal Corporate Income Tax impacts that are due to the deductibility of business costs for income tax purposes.
[3]

Includes Ontario savings of $150 from the proposed cut to Ontario’s small business Corporate Income Tax rate and $785 from the accelerated writeoff measures. New investment in assets includes $60,000 in Asset Class 8 and $70,000 in Asset Class 13.

[4]

The Workplace Safety and Insurance Board (WSIB) has the sole authority for setting premium rates and collecting revenue from employers. Assumes this business pays the average rate for the industry class under the new rate framework. Premium rates within each industry class will vary depending on previous claims experience for the business compared to the rest of the businesses in its class.

Note: While the example does not represent an actual company, the financial and employment profile is based on tax administration and Statistics Canada survey data for businesses in the industry.

Source: Ontario Ministry of Finance.

Chapter 1: A Plan to Build Ontario Together

Reducing Red Tape for Small Businesses

The government’s plan to reduce regulatory barriers to growth will continue to support small businesses. The fall burden reduction bill, the Better for People, Smarter for Business Act, 2019, contains several proposed amendments that will support small businesses, including:

•	Reducing data collection requirements for barbers and hairdressers because their services are non-invasive by amending the Health Protection and Promotion Act;

•	Removing duplicative training requirements for dry cleaning establishments by revoking Ontario Regulation 323/94 (Dry Cleaners) under the Environmental Protection Act; and

•

Simplifying and shortening insurance contracts for agricultural producers and allowing for more online and simplified processes for low-value claims by amending the Agricultural Products Insurance Act.

Supporting Small Business Growth

The government recognizes that small and medium-sized enterprises (SMEs) often do not have the time or resources to access the Province’s business support programs. The new Regional Development Program2 will help overcome these barriers by prioritizing SMEs for support, and making it simpler and faster for businesses to navigate government programs. The Regional Development Program will provide access to financial and non-financial tools to support investment and help SMEs grow and create good jobs.

Developing a Small Business Success Strategy

To inform the development and implementation of an Ontario Small Business Success Strategy, the Province will host consultations with industry and business leaders in the coming months to better identify the needs of small businesses. As small businesses are located across industries and communities in Ontario, these consultations will provide business owners the opportunity to directly tell the government about what matters most to them, and what additional steps the government can take to help their businesses flourish and grow.

[2]	See the Supporting Regional Economic Development section later in this chapter, for more details.

Section C: By Creating a More Competitive Business Environment

Creating a Competitive Business Environment

The government is committed to creating an environment that attracts investment and encourages entrepreneurs to start and grow a business.

For the economy to be competitive, governments must focus on all factors that influence business investment decisions. As outlined later in this chapter, creating a more competitive business environment includes lowering costs and reducing regulatory burdens. In addition, the Province is acting on a broad range of measures that will support Ontario’s economic competitiveness:

•

The government’s balanced approach to managing the Province’s finances increases business confidence and sends a positive signal to investors. See Ontario’s Economic and Fiscal Outlook in Brief for more details.

•

As outlined in Chapter 1, Section A: A Plan to Build Ontario Together by Making Life More Affordable, the government is putting more money back into people’s pockets. This will improve the lives of people and encourage workers to stay in or move to Ontario.

•

Ensuring that today’s students and tomorrow’s innovators and workers have the necessary skills to reach their full potential will help businesses find the employees they need to succeed in a changing economy. See Chapter 1, Section B: A Plan to Build Ontario Together by Preparing People for Jobs for more details.

•

Investment in infrastructure, such as building highways, new subways, rapid transit projects, and expanding natural gas and broadband access will improve productivity and help businesses get goods to markets. See Chapter 1, Section D: A Plan to Build Ontario Together by Connecting People to Places and the Enabling Natural Gas Expansion section later in this chapter, for more details.

•

Making government processes and services more innovative and efficient, as described in Chapter 1, Section F: A Plan to Build Ontario Together by Making Government Smarter, to be responsive to the needs of companies and help them invest, grow and attract talent.

Chapter 1: A Plan to Build Ontario Together

Establishing a Premier’s Advisory Council on Competitiveness

The government is committed to ensuring Ontario continues to be the economic engine of the federation by creating the conditions for long-term economic growth and prosperity.

Since coming to office, the government has taken swift action to improve Ontario’s competitiveness through various initiatives. At the same time, the government recognizes that the world continues to change and shift to an ever more digital and technology-centric, globally connected economy. Ontario must and will adapt to ensure that its people and businesses can compete in the new economy.

This is why the government is proposing to form the Premier’s Advisory Council on Competitiveness, which will be supported by the Ministry of Finance and the Ministry of Economic Development, Job Creation and Trade. The Council will consult with Ontario’s business leaders, speak directly with private-sector workers, and leverage lessons from peer jurisdictions to understand how to improve Ontario’s competitiveness.

The Council will report back with actionable recommendations that will improve competitiveness in a practical way that ensures all people of Ontario, no matter which region they live in or their background, can share in economic prosperity.

Encouraging Investment and Regional Prosperity

There are some areas of the province that have not fully recovered from the global economic downturn over a decade ago. In order for Ontario to be a global leader in job growth and the premier destination to start a new business, all regions of the province should share in prosperity. Over the coming months, the government will be consulting on ways to encourage investment into rural and undercapitalized areas of the province with the goal of restoring Ontario’s competitiveness and allowing the private sector to create jobs and growth. The outcome could include exploring potential changes to the tax system that may benefit overlooked areas of the province and new, upcoming industries.

Section C: By Creating a More Competitive Business Environment

Lowering Costs for Businesses

As referenced earlier, a number of significant government actions are lowering costs for businesses in Ontario, allowing them to grow and create jobs, and creating a competitive environment to attract new investment, including:

•	Cancelling the cap-and-trade carbon tax;

•	Keeping the provincial minimum wage at $14 per hour until October 1, 2020, after which it will increase based on inflation;

•	Supporting a 17 per cent cut to the average WSIB premium rate for 2020, which is on top of a nearly 30 per cent reduction in the average premium rate in 2019;

•	Providing accelerated writeoffs of capital investments;

•	Not paralleling a federal measure that would have increased Ontario Corporate Income Tax on about 7,900 small businesses earning passive investment income; and

•	Proposing to cut the small business Corporate Income Tax rate to 3.2 per cent, which would provide tax relief of up to $1,500 annually to over 275,000 small businesses.

It is estimated that Ontario businesses would save $5.4 billion in 2020 through these actions.

Chapter 1: A Plan to Build Ontario Together

Lowering Costs for Businesses — Illustrative Savings for a Small Manufacturer

To illustrate these savings for a small manufacturer, consider Omar’s Auto Parts Manufacturing, which employs 20 staff including four employees making minimum wage. As illustrated in Chart 1.9, Omar’s Auto Parts Manufacturing would have savings of $22,565 in 2020 from these Ontario measures.

Chart 1.9

Omar’s Auto Parts Manufacturing

[1]	Some employees could be eligible for the Low-income Individuals and Families Tax Credit. See Chapter 1, Section A: A Plan to Build Ontario Together by Making Life More Affordable for details.
[2]	Savings include Ontario and federal Corporate Income Tax impacts that are due to the deductibility of business costs for income tax purposes.
[3]

Includes Ontario savings of $1,350 from the proposed cut to Ontario’s small business Corporate Income Tax rate and $3,695 from the accelerated writeoff measures. New investments include $15,000 in Asset Class 8 and $150,000 in Asset Class 53.

[4]

The Workplace Safety and Insurance Board (WSIB) has the sole authority for setting premium rates and collecting revenue from employers. Assumes this business pays the average rate for the industry class under the new rate framework. Premium rates within each industry class will vary depending on previous claims experience for the business compared to the rest of the businesses in its class.

Note: While the example does not represent an actual company, the financial and employment profile is based on tax administration and Statistics Canada survey data for businesses in the industry.

Source: Ontario Ministry of Finance.

Section C: By Creating a More Competitive Business Environment

Lowering Employer Payroll Costs

As part of the government’s strategy to make Ontario a more attractive place to invest, the government has acted to lower costs directly linked to employing workers. The Province introduced the Making Ontario Open for Business Act, 2018 that cancelled the planned minimum wage increase to $15 per hour in January 2019 and a further inflation-based increase in October. This is estimated to save employers $1.4 billion in 2020. The Act also repealed many of the other employment standards and labour relations changes introduced by the previous government in Bill 148. A report cited by the Ontario Chamber of Commerce3 estimated that the reforms in Bill 148 were going to create a $23 billion challenge for businesses over 2018 and 2019.

In addition, the WSIB announced a 17 per cent cut to the average WSIB premium rate and a new premium rate framework starting January 1, 2020. This is estimated to save employers $607 million in 2020 and reduce red tape. This is in addition to the nearly 30 per cent average premium rate cut in 2019 that is estimated to save employers $1.45 billion.

Providing Corporate Income Tax Relief

Creating an open for business environment in Ontario requires a business tax system that is competitive with other jurisdictions. The government has delivered income tax relief measures that are strengthening Ontario’s tax competitiveness for business investment and are helping businesses grow and create jobs.

The Province is paralleling federal measures that allow businesses to accelerate writeoffs of capital investments. These measures apply to assets acquired after November 20, 2018 and will deliver $3.8 billion in Ontario Corporate Income Tax relief over six years. By providing a faster writeoff of capital investments, these measures encourage businesses across the province to make investments, such as machinery upgrades or expansions.

The government has also delivered income tax relief for small businesses by not paralleling a federal measure that would have increased Ontario Corporate Income Tax on some small businesses earning passive investment income.

In addition, the government is proposing to cut Ontario’s small business Corporate Income Tax rate to 3.2 per cent from 3.5 per cent, starting January 1, 2020 as outlined previously in this chapter.

[3]

Canadian Centre for Economic Analysis (CANCEA), “Bill 148: Fair Workplaces, Better Jobs Act, 2017 – Assessment of the Risks and Rewards to the Ontario Economy,” (September 2017). https://www.cancea.ca/sites/economic-analysis.ca/files/misc/cancea_bill148_analysis.pdf

Chapter 1: A Plan to Build Ontario Together

Ensuring a Competitive Property Tax System

A well-functioning property tax and assessment system is critical to ensuring that Ontario remains competitive while supporting local services and public education.

As announced in the 2019 Budget, the government will be seeking input over the coming months on measures to support a competitive business environment and enhance the accuracy and stability of property assessments. This review will also look at measures to strengthen the governance and accountability of the Municipal Property Assessment Corporation.

Reducing Red Tape

The Province is committed to reducing red tape to save businesses $400 million annually by 2020. This will provide businesses with ongoing savings on their compliance costs. The government is applying four key principles for reducing regulatory burden:

•

Protecting Health, Safety and the Environment: Maintaining regulations that are in place for good reasons and addressing those that are not, including regulations that are dragging businesses and people down;

•	Simpler: Simplifying the regulatory landscape to enhance the business experience, making rules easy to follow and comply with;

•	Faster: Evolving the compliance and enforcement approach to make it more modern and risk-focused; and

•	Cost-effective: Harnessing the power of disruptive technologies to lower the costs of delivering high-quality public services.

Following these principles, this fall the Province introduced the Better for People, Smarter for Business Act, 2019. This Act, along with regulatory changes, contain over 80 proposed actions, which would create efficiencies and reduce red tape across many sectors. These include:

•

Streamlining the approvals process for drainage maintenance and improvements, reducing flood risk, enhancing environmental benefits and promoting agriculture productivity through amendments to the Drainage Act;

•	Updating the Agricultural and Horticultural Organizations Act to revoke unnecessary, redundant and unenforceable provisions to reduce confusion and compliance costs for organizations;

•

Modifying the integrated vehicle safety and emissions inspection program to increase on-road enforcement presence while reducing burden by combining two mandatory inspections into one and making it more convenient for small trucking businesses;

•	Reducing drug submission requirements for generic line extensions by amending regulations under the Ontario Drug Benefit Act and the Drug Interchangeability and Dispensing Fee Act;

Section C: By Creating a More Competitive Business Environment

•

Supporting businesses in the forestry sector by permitting the deployment of wood biomass as a fuel for combined heat and power systems by amending regulations under the Environmental Protection Act; and

•	Enabling food service operators to allow dogs into outdoor eating areas of the premises (i.e., patios) through changes to the Health Protection and Promotion Act.

The cumulative impact of these measures will help restore Ontario’s competitiveness, retain high-quality jobs and create an attractive investment climate. In addition, these changes are expected to reduce the compliance costs to key economic sectors and the wider business community, and would result in an overall reduction in the regulatory burden. These proposed measures also build off of more than 100 actions the government has already taken to reduce red tape.

In April 2019, the Province took a major step towards reducing the regulatory burden facing job creators by passing the Restoring Ontario’s Competitiveness Act, 2019 which reduced regulatory burdens in 12 sectors. In addition, the Making Ontario Open for Business Act, 2018 made changes to employment standards and labour relations legislation. The government also reduced the regulatory burden for employers of apprentices by lowering journeyperson-to-apprentice ratios to 1:1, established a moratorium on the reclassification of trades, and enabled the winding down of the Ontario College of Trades. See Chapter 1, Section B: A Plan to Build Ontario Together by Preparing People for Jobs for more details.

Supporting Business Growth

In addition to creating a competitive business environment, the government can do its part by strategically partnering with businesses, industries and communities to maximize economic benefits for the people of Ontario.

Modernizing Business Support Programs

Earlier this year, the government introduced the Open for Jobs Blueprint, a plan for modernizing Ontario’s business support programs and ensuring that they help create good jobs and grow the economy. Going forward, business support programs will be transformed based on four key principles under the plan:

•	Accessibility;

•	Fiscal responsibility;

•	Coordination and scalability; and

•	Effectiveness.

Chapter 1: A Plan to Build Ontario Together

The Blueprint also ensures that programs focus on regions and sectors that require support to remain competitive, and on transparency to ensure programs are accountable and delivering on their goals.

The government is using these principles to re-examine and transform existing business support programs. At the same time, it is announcing the first business support programs that have been transformed using the Open for Jobs Blueprint.

Supporting Regional Economic Development

The government is committed to increase economic prosperity in all parts of the province. This means ensuring all regions of Ontario can attract investment, grow their economies and create good jobs.

Despite all regions of Ontario experiencing employment growth since 2009, not all regions have fared as well as others. Between 2009 and 2018, the Greater Toronto Area experienced the strongest employment growth (19 per cent), followed by Central Ontario (11 per cent); Southwestern Ontario (6 per cent); Eastern Ontario (4 per cent); and Northern Ontario (1 per cent).

To reduce regional disparities in economic growth, the government is taking the first step to transform business support programs by moving forward with the new Regional Development Program. This program includes the Eastern Ontario Development Fund and Southwestern Ontario Development Fund, which are being redesigned using the principles of the Open for Jobs Blueprint. Going forward, the funds will focus on providing performance-based loans to eligible small and medium-sized businesses operating, or seeking to expand, in Eastern and Southwestern Ontario. A new competitive process that assesses project applications to ensure the greatest return on investment for taxpayer dollars will create a more flexible, accessible and accountable program. The program will offer a 60-day service commitment for applicants to be notified of a decision. The funds will also support municipalities and economic development organizations so they can help advance economic development strategies and invest in infrastructure.

In addition to the funds, a new government-wide service delivery model will facilitate access to complementary supports. These include advisory services to help navigate Provincial regulatory requirements; expedited environmental approvals; streamlined approvals for land-use planning; and reduced red tape for accessing skills and talent. Companies will have one point of contact who will help them navigate and access the services and supports available through the Regional Development Program. This will help simplify and improve access to tools and services and ensure businesses can focus on growth and creating good jobs.

Section C: By Creating a More Competitive Business Environment

Chart 1.10

Whole-of-Government Approach to Support Businesses

Source: Ontario Ministry of Finance.

The Open for Jobs Blueprint is also being used to redesign the Forestry Growth Fund that will support economic growth in Northern Ontario. See the Promoting Ontario’s Forestry Industry section later in this chapter for more details.

Chapter 1: A Plan to Build Ontario Together

Supporting Francophone Business, Cultural and Community Initiatives

Ontario is helping Francophone communities across the province to promote their culture, grow their businesses and encourage greater community engagement.

Franco-Ontarians are the largest French-speaking community in Canada outside of Quebec. According to the 2016 Census, there are about 622,000 Francophones in the province. Research on Franco-Ontarians has identified obstacles to accessing education and skilled employment, as well as insufficient French-language resources.

To create meaningful employment opportunities and strengthen the capacity of Francophone organizations, the government launched a redesigned version of the Francophone Community Grants Program. The program aims to improve Francophone front-line services for small businesses to better serve their French-speaking clients and partners. The government has added an economic development and job creation component to the program, inviting Francophone entrepreneurs to submit applications for projects. The program will also help train and retain skilled Francophone workers. In addition, the program will continue to invest in local cultural and community initiatives, demonstrating the government’s ongoing support for the Francophone non-profit sector, as well as Ontario’s commitment to protecting and promoting the French language and culture.

The government also recently signed a memorandum of understanding with the federal government to move forward with the implementation of the Université de l’Ontario français. See Chapter 1, Section B: A Plan to Build Ontario Together by Preparing People for Jobs for more details.

Section C: By Creating a More Competitive Business Environment

Supporting and Strengthening Ontario International Exports

Trade with other countries plays a central role in supporting jobs and growth across Ontario. Since the beginning of 2018, international trade tensions and rising tariffs have led to a slowdown in merchandise trade and global economic growth — see Chapter 2: Economic Outlook for more details. However, Ontario remains a leader in global trade with its value of exports increasing by three per cent in the first half of 2019 as compared to the same period last year.

In October 2019, Ontario’s Minister of Economic Development, Job Creation and Trade; Minister of Agriculture, Food and Rural Affairs; and Minister for Seniors and Accessibility concluded a successful trade mission to South Korea and Japan. The trade mission focused on promoting Ontario as an attractive destination for business and investment in automotive, aerospace and other key sectors. The Minister of Agriculture, Food and Rural Affairs facilitated meetings with importers, retailers, distributors and government representatives in Seoul, Osaka and Tokyo. The Minister promoted Ontario’s agri-food products that have been impacted by ongoing trade disputes as well as the quality and availability of Canadian pork, beef, soybean and other agri-food products.

As part of this mission, the government announced two new agreements that will further Ontario’s trade relationship with South Korea. The agreements include a US$20 million venture fund, which will support artificial intelligence, digital health and medical science companies in Ontario and an MOU between Ontario and the Korea Importers Association to promote co-operation between Ontario and South Korean businesses.

Breaking Down Trade Barriers within Canada

Ontario is leading efforts to accelerate the removal of internal trade barriers across Canada to help businesses create jobs, attract investment and bring prosperity to every corner of the country. According to a recent report by the International Monetary Fund, removing all of Canada’s internal trade barriers for goods would add 2.9 per cent to Ontario’s real GDP per capita.4 An earlier study estimated that internal trade liberalization could add $50 to $130 billion to Canada’s real GDP.5

In July 2019, Premier Ford took a leadership role among Canada’s provincial and territorial leaders at the Council of the Federation summer meeting in Saskatoon by advocating for the removal of barriers to internal trade, and promoting job creation, investment and economic growth.

[4]	International Monetary Fund, “Canada: Selected Issues,” (June 2019),
https://www.imf.org/en/Publications/CR/Issues/2019/06/24/Canada-Selected-Issues-47022
[5]	Trevor Tombe, Lukas Albrecht. Internal Trade, Productivity, and Interconnected Industries: A Quantitative Analysis. Canadian Journal of Economics, 2016.

Chapter 1: A Plan to Build Ontario Together

In September 2019, the government followed through on Premier Ford’s pledge to accelerate the removal of internal trade barriers by formally signalling its support to modify the Canadian Free Trade Agreement (CFTA) with an amendment that allows federal, provincial and territorial governments to independently remove unnecessary restrictions to internal trade. In addition, the government is moving forward on its commitment in the 2019 Budget to modify an exception under the CFTA that was negotiated by the previous government in order to allow a pipeline project that transports oil within Ontario’s borders.

Protecting Intellectual Property

Intellectual property in the form of patents, trademarks, copyrights, industrial designs and trade secrets, is one of the ways innovators and creators help secure their breakthroughs and inventions. In an increasingly globalized marketplace, it is critical that innovators understand not only why they need to protect their hard work, but also how they can commercialize their intellectual property.

In May 2019, the government announced the creation of an expert panel and online consultation to maximize commercialization opportunities for intellectual property generated by the postsecondary education sector. The panel includes leaders from business, intellectual property law and postsecondary institutions, led by the former Chairman and co-CEO of Research In Motion (BlackBerry), Jim Balsillie.

A report and action plan on the commercialization of intellectual property to support the government in achieving its priorities for creating sustainable, competitive and long-term economic activity in Ontario is expected in December 2019.

Section C: By Creating a More Competitive Business Environment

Helping Ontario’s Industries Grow

The government is committed to strengthening and growing Ontario’s diverse economic sectors in an increasingly competitive and challenging global economy.

Strengthening the Competitiveness of Ontario’s Automotive Sector

The auto sector supports about 105,000 direct jobs in communities across the province. Ontario is the only subnational jurisdiction in North America with five global automotive assemblers, and has been the top vehicle producer in 12 of the past 15 years. However, the sector’s growth prospects are facing a number of challenges, including low investment over the past decade, an uncertain trade environment and disruptive global industry trends.

The government is committed to addressing each of these challenges and strengthening Ontario’s North American leadership in automotive production through its Driving Prosperity strategy, which is supported by three strategic pillars: a competitive business environment, innovation and talent. The government has been working in collaboration with industry, the research and education sector, and other levels of government to fulfil its promise of making Ontario a top destination for auto sector investment, including being a leader in the next generation of automotive technology.

Attracting Automotive Investment

The Driving Prosperity strategy identified a Job Site Challenge as an opportunity to help create a competitive business environment. Over the past decade, Ontario has only received seven per cent of announced automaker investment in North America, despite accounting for 14 per cent of production. Ontario does not currently have any marketed shovel-ready and internationally certified mega sites available for investors and the Challenge will help attract new greenfield investments.

The Challenge is designed to put the province back on the short-list of candidate jurisdictions for major upcoming automotive and advanced manufacturing investments. It will identify large tracts of shovel-ready land and allow for plant construction to begin in an expedited manner through streamlined, accelerated, one-window land development approvals.

Chapter 1: A Plan to Build Ontario Together

The benefits of a major new investment could be widespread, from generating upwards of $1 billion in investment, to creating thousands of jobs, anchoring the supply chain and providing benefits to surrounding communities.

Promoting Ontario’s Forestry Industry

Forestry is an important sector in Ontario, especially in the province’s Northern and rural communities. In 2018, the sector directly supported more than 50,000 jobs. Ontario’s forestry sector is currently experiencing challenges in the face of increasing global competition and uncertain U.S. trade policy.

The government is investing $10 million annually to support the sector through the renewed Forestry Growth Fund (FGF). Consistent with the Open for Jobs Blueprint, the redesigned FGF will use an open and competitive rounds-based application process that predominantly uses loans and loan guarantees to support business. These changes will make the program more sustainable and transparent. As well, the redesigned program will help businesses access capital, address business requirements and support Ontario’s sustainable forestry model.

The program will be part of the Province’s upcoming Forestry Strategy. It will help businesses become more productive, invest in innovation, and move up the value-chain which ultimately will make Ontario’s forestry sector more competitive and better positioned to face global economic challenges.

On September 5, 2019, a NAFTA Chapter 19 dispute panel determined that there is no evidence that Canada’s softwood lumber industry has harmed United States softwood producers and has given the U.S. International Trade Commission 90 days to reassess their complaint. The government will continue to strongly defend its softwood lumber industry, communities and workers, and will continue to work closely with the federal government and other Canadian provinces on this unwarranted dispute.

Section C: By Creating a More Competitive Business Environment

Training Forestry Workers

The government is helping people across Northwestern Ontario prepare for successful careers in the forestry sector by partnering with employers and investing in publicly funded access to skills training. The government is providing more than $2.4 million in provincial funding for two innovative Skills Advance Ontario training projects, creating opportunities for 200 people to put their skills to work.

Standing up for Ontario Farmers

Ontario farmers play an important role in boosting the province’s economy and producing some of the safest, highest-quality food products in the world. Ontario’s agriculture and agri-food sector supports more than 837,000 jobs across the province. The government is helping the agri-food sector to grow while safeguarding public confidence in Ontario’s food system and ensuring environmental sustainability.

The government is acting to address the trade disruptions that have hurt Ontario farmers and affected all Ontario exports, particularly pork, beef, grains and oilseeds. Ontario’s trade mission to South Korea and Japan in October 2019 connected Ontario farmers and food processors with key importers and buyers. The Province has also sought the federal government’s support in securing new export markets for the meat sector through the Canadian Agricultural Partnership (CAP).

To ensure the competitiveness of Ontario’s farmers, the Province has introduced the following initiatives by leveraging the CAP, which is a $3 billion, five-year commitment by the federal, provincial and territorial governments. The government has committed to investing up to $6.45 million over three years to support new trade opportunities for Ontario farmers, which include:

•	The Market Access Initiative, launched in September 2019, to assist food and agri-food product exporters in diversifying to new international markets for Ontario food products; and

•	Allocating up to $1.2 million to support in-market trade representatives, export marketing support and foreign direct investment attraction.

Chapter 1: A Plan to Build Ontario Together

Supporting the Ontario Food Terminal’s Long-Term Success

The government has been conducting a review on modernizing and enhancing the Ontario Food Terminal. It is the largest wholesale produce market in Canada, selling over two billion pounds of produce annually. As the review of the Ontario Food Terminal continues, the government will look to promote modern food distribution systems, infrastructure enhancements for Ontario farmers and local food. In October 2019, the government named the Ontario Food Terminal lands as a Provincially Significant Employment Zone — an identification that will protect the terminal for its importance to employment and economic growth, as well as ensure its long-term viability and certainty.

Supporting Young Farmers

The government has launched the 2019 Excellence in Agriculture program, which now includes a new category to recognize outstanding young farmers. The program recognizes agri-food innovations that demonstrate leadership, product development and technology advancement that will benefit the agri-food sector. The 2019 Excellence in Agriculture program includes a new category to recognize outstanding youth leaders in the agri-food sector. There is also a new category focused on innovation. The innovations recognized will help move the sector forward so it is better positioned to thrive here at home and on the global stage.

Growing Ontario’s Meat Industry

Ontario supports its local food industry and is making it easier for the entire agri-food sector to do business, grow and create jobs in the province. Currently, a lack of provincially licensed abattoirs forces farmers to incur the expense and burden of travelling long distances with their animals to access custom services at such abattoirs. Unlike federally licensed abattoirs that process higher animal volumes, provincially licensed abattoirs allow farmers to process a smaller number of animals and sell the meat cuts at local farmers’ markets. The government is committed to supporting the growth of such abattoirs and is working with meat processors to ensure continued delivery of safe, high-quality food. Ontario is also reducing unnecessary and costly regulatory burden for provincially licensed meat plants.

The Canadian Agricultural Partnership’s Provincially-Licensed Abattoir Cost-Share Program has allocated $1.25 million for provincially licensed meat processors. To date, Ontario has committed to 35 projects, focusing on food safety improvements, which will receive over $592,000. In October 2019, the Minister of Agriculture, Food and Rural Affairs hosted the inaugural meeting of the Meat Industry Engagement Panel, which will advise the Minister on how Ontario can support and grow the meat sector across the province, including in the North.

Section C: By Creating a More Competitive Business Environment

Listening to Rural Ontario

The government recognizes the importance and uniqueness of rural communities that form the backbone of Ontario and wants to hear from rural Ontario on how to leverage its potential for economic growth.

Starting at the January 2020 Rural Ontario Municipal Association (ROMA) conference, the Province will begin conducting a series of roundtable discussions with rural stakeholders on economic development challenges and opportunities in their regions.

The Province is already working to better help rural and Indigenous communities through a revitalized Rural Economic Development (RED) program. The first intake of applications under the redesigned program was held in July 2019. The program offers two new project categories:

•	Economic Diversification and Competitiveness — projects that remove barriers to job growth and attract investment; and

•	Strategic Economic Infrastructure — projects that advance economic development and investment opportunities.

The government is also supporting rural Ontario by investing in broadband, transportation and natural gas expansion. See Chapter 1, Section D: A Plan to Build Ontario Together by Connecting People to Places and the Enabling Natural Gas Expansion section later in this chapter, for more details.

Developing Mining and Exploration Industries

The government has established a mining working group, composed of leaders in the mining and exploration sector, including financial institutions, prospectors and Indigenous business organizations, as a consultative body chaired by the Minister of Energy, Northern Development and Mines. The group held its inaugural meeting in March 2019 and met again in September 2019. In its discussions, the working group has raised concerns that Ontario is lagging behind other jurisdictions in its ability to attract new investment in exploration in the junior mining sector. Recognizing that this sector drives the discovery of new mineral resources, attracts capital investment and contributes to job creation, the government will explore options to improve access to capital for industries such as exploration and mining.

Chapter 1: A Plan to Build Ontario Together

Opening Up the Ring of Fire

Ontario’s Ring of Fire represents a promising mineral development opportunity. The government is taking a new approach to develop the area. It will focus on working directly with willing First Nation partners to develop all season roads that will enable access to communities as well as resources in the Ring of Fire.

A transformative project of this nature with nationally significant jobs and economic benefits also requires the federal government to take action to invest and expedite its development. Ontario expects the federal government to take a cost-sharing approach with the Province on road construction and invest in supporting First Nations. This is critical to unlock economic development opportunities in the Ring of Fire to create jobs, generate revenue and bring prosperity to First Nations and communities across the North.

Noront Resources, the major claim holder in the Ring of Fire region, is planning to develop its Eagle’s Nest nickel mine first, followed by chromite mining in the future. The company is partnering directly with First Nations to encourage further economic development. Earlier this year, the company announced Sault Ste. Marie as the future home of its new plant that would process chromite into ferrochrome, a key ingredient in stainless steel.

Reforming Electricity Pricing and Increasing Access in the North

Streamlining Industrial Electricity Pricing

The government is committed to improving trust and transparency in the electricity sector and to bolster the ability of Ontario’s businesses to compete, invest and grow. The government understands the challenges to Ontario businesses caused by the high cost of electricity, affecting the ability of industrial businesses to compete globally. The Province held consultations across the province, hearing from businesses firsthand and receiving a total of 140 written submissions. The consultations highlighted that stakeholders felt burdened by the regulatory processes and raised the need for improvements to cost transparency and certainty, and rate stability.

The government is proposing to take near-term action to reduce the red tape burden in the electricity system by working with the Independent Electricity System Operator (IESO) to simplify and streamline industrial electricity billing and the Global Adjustment settlement process. The government is also introducing advisory services to assist businesses in navigating regulatory approvals and connection issues.

The government is also directing the IESO to retain an independent third party to undertake a targeted review of existing generation contracts for opportunities to reduce electricity system costs, benefiting all consumers. The IESO is to report back on the review’s findings in the first part of 2020.

The government is also considering additional options and will be following up on the consultations.

Section C: By Creating a More Competitive Business Environment

Supporting Competitiveness of Large Industrial Companies in the North

The government recognizes the importance of helping large industrial companies in Northern Ontario remain competitive. The Northern Industrial Electricity Rate (NIER) program provides electricity price mitigation and greater cost-competitiveness for qualified, large northern industrial electricity users. The NIER program provides total funding of up to $120 million per year, with participating companies receiving a rebate of up to $20 million per year.

Enhancing the Transmission Grid: Connecting Northern Remote Communities and Building the East-West Tie

Twenty-five remote First Nation communities in Northwestern Ontario have been historically reliant on local diesel generation for electricity.

Wataynikaneyap Power LP (Wataynikaneyap Power), a licensed transmission company, is a partnership between the First Nation Limited Partnership (FNLP), comprising 24 First Nations with majority ownership, and Fortis (WP) LP. The Province designated Wataynikaneyap Power to connect 16 remote First Nation communities to the provincial grid, which would increase electricity reliability and support economic growth. As announced in July, the Province, Wataynikaneyap Power and the federal government signed agreements under which the federal government is to provide about $1.6 billion in funding for the project as it is completed. Interim financing of about $1.3 billion is to be provided by the Province.

NextBridge Infrastructure held the ground breaking for the East-West Tie (EWT) Transmission Project in Northern Ontario on October 2, 2019. The 450 kilometre transmission line will support job creation, enhance reliability, improve the flow of cheaper and lower-emission energy, and add the capacity needed for major regional development projects like the Wataynikaneyap Power grid connection project and the Ring of Fire.

Chapter 1: A Plan to Build Ontario Together

Promoting Transparency and Accountability at Hydro One

The government committed to restoring public confidence in Hydro One while promoting greater transparency and accountability. The Hydro One Accountability Act, 2018 was enacted and a new, highly qualified board was appointed. In March 2019, the government approved Hydro One’s revised compensation framework.

Hydro One’s new compensation framework sets a cap of $1.5 million per year in compensation for the CEO of Hydro One, including a maximum $500,000 base salary, with performance-based incentives. The new framework also sets compensation of $80,000 for board members and $120,000 for the board chair for 2019. Other new executive hires are capped at 75 per cent of the CEO’s compensation. The new framework includes performance targets that require the CEO to contribute to reducing electricity system costs.

Promoting Efficient Electricity Distribution

Consolidation in the electricity distribution sector can help reduce electricity rates and improve services for electricity customers through innovation and efficiency gains. Private-sector expertise can play an important role in achieving these objectives. As announced in the 2018 Ontario Economic Outlook and Fiscal Review, time-limited tax relief measures were extended until December 31, 2022.

The government is continuing to review sector activity and is considering additional ways to promote efficiency and modernization of the electricity distribution sector in consultation with consumers and other stakeholders.

Enabling Natural Gas Expansion

The government is delivering on its commitment to make life more affordable for individuals, families and businesses by lowering heating costs, creating jobs and making businesses more competitive by expanding access to natural gas. The new natural gas program is supporting the private sector in its expansion of natural gas access for communities in Ontario, making sure homes and businesses across the province have access to clean and affordable fuel sources.

As a leading example, the government is enabling natural gas expansion in the community of Chatham-Kent through the private construction of two new transmission pipelines and supporting distribution mains. Switching from electrical heat or oil to natural gas can result in significant savings for the people of Ontario. For the average residential customer, switching to natural gas can save between $800 and $2,500 a year.

Section C: By Creating a More Competitive Business Environment

Modernizing Financial Services

This government is committed to creating a regulatory landscape for the financial services and pension sectors that is transformative — including delivering regulatory services more effectively, reducing regulatory burden, fostering a strong and competitive financial services sector and ensuring high standards of business conduct while also protecting the rights and interests of consumers, investors and pension plan beneficiaries. The government has announced several reform initiatives to support this commitment, including:

•	Implementing the Putting Drivers First blueprint for Ontario’s auto insurance system;

•	Introducing the Capital Markets Plan;

•	Implementing a new framework as part of the Financial Professionals Title Protection Act, 2019;

•	Conducting legislative reviews of the Credit Unions and Caisses Populaires Act, 1994, the Mortgage Brokerages, Lenders and Administrators Act, 2006, and the Co-operative Corporations Act; and

•	Modernizing the administration of pension plans under the Pension Benefits Act.

In addition, on June 8, 2019, the government of Ontario launched the Financial Services Regulatory Authority of Ontario (FSRA) to regulate the province’s non-securities financial services and pension sector. FSRA will play an important role in implementing the government’s vision for the financial services sector. FSRA’s commitment to regulatory efficiency includes streamlining existing regulatory requirements, such as guidance, data and filing requirements, to improve the regulatory framework and to focus on efficiency and effectiveness.

Supporting More Efficient Capital Markets

As announced in the 2019 Budget, the government continues to work with the Ontario Securities Commission (OSC) to support the Capital Markets Plan. This plan focuses on strengthening investment in Ontario, promoting competition and facilitating innovation in order to position Ontario as a leading capital markets jurisdiction.

The Ontario government is introducing legislative changes related to securities and capital markets. These changes would enable streamlined and more efficient regulation and include:

•	Repealing the Toronto Stock Exchange Act; and

•	Amending the Securities Act, in line with the Capital Markets Plan, to allow the OSC to issue blanket orders supporting greater efficiency in capital markets.

Chapter 1: A Plan to Build Ontario Together

Following the OSC’s public consultation to reduce regulatory burden, the OSC’s Burden Reduction Task Force will soon deliver its final report outlining the recommendations received and the short, medium, and longer term initiatives it will undertake to reduce regulatory burden for businesses, resulting in greater investment in Ontario’s capital markets.

Reviewing the Securities Act

The Securities Act has not been reviewed in over 15 years, is outdated, and should support modern capital markets. Ontario will undertake measures to create a modernized securities regulatory framework that is responsive to innovation and changes in a rapidly evolving marketplace. Accordingly, the government will establish a securities modernization task force. The task force will solicit input from stakeholders and help inform the government’s vision of creating a 21st century securities regulatory framework. The task force will provide policy recommendations on critical areas such as driving competitiveness, regulatory structure, efficient regulation and investor protection.

Ontario continues to work collaboratively with other participating jurisdictions on the Cooperative Capital Markets Regulatory System (CCMR).

Modernizing the Way Co-ops Do Business

A modern and competitive co-operative corporation sector contributes to the economy, creates jobs and provides valuable services for the communities it serves. Co-ops provide people in Ontario with access to valuable goods and services, including those that might otherwise be out of reach. This includes agricultural processing and housing. They also provide job opportunities across the province, including jobs in rural and Northern regions, fostering inclusive economic growth for newcomers, women, and low-income individuals. Outdated and burdensome legislation creates barriers for co-ops, costing them time and money which prevents them from growing.

Following a legislative review and consultations on the Co-operative Corporations Act (CCA) the government is introducing changes that would modernize the legislation. As part of this, the government is levelling the playing field for some co-ops by removing the current “50 per cent rule,” which restricts co-ops from doing more than 50 per cent of their business with non-members. In addition, audit exemptions are proposed to be expanded to help smaller co-ops avoid needless compliance costs. These changes would reduce red tape, allow co-ops to grow and expand, and better enable the sector to serve their members and customers effectively.

The government also plans to transfer full authority and responsibility for the CCA from the Minister of Finance to the Minister of Government and Consumer Services in early 2020.

Section C: By Creating a More Competitive Business Environment

Updating the Credit Unions and Mortgage Brokers Regulatory Framework

Like the general co-operative sector, credit unions and caisses populaires are enormous contributors to Ontario’s economic prosperity. Credit unions play a key role in communities across Ontario by providing financial products and services to their 1.6 million members. However, while the credit union sector is fast-growing and innovative, its competitiveness has been undermined by the aging and outdated Credit Unions and Caisses Populaires Act, 1994 (CUCPA).

The government consulted with the sector to receive feedback on modernizing the CUCPA. Based on this feedback, the government is working to develop new principles-based legislation to replace the outdated CUCPA. This new legislation will aim to reduce regulatory burden for Ontario’s credit unions, enabling them to be more agile and competitive while continuing to meet the needs of their members.

The government is also committed to reducing burden in the mortgage brokering sector. The government recently received and released a report on the legislated review of the Mortgage Brokerages, Lenders and Administrators Act, 2006, led by Minister Doug Downey, Attorney General and Stan Cho, Parliamentary Assistant to the Minister of Finance. Their report and its recommendations follow extensive public consultations and input from various financial services stakeholders.

The government is considering the report’s recommendations and will continue to consult with industry and FSRA to determine how to make it easier for brokers and agents to support their clients, while helping grow their business and create jobs.

Modernizing the Pension Sector Framework

The government is enabling efficiencies in the pension regulatory framework, including a proposal to exempt certain individual pension plans (IPPs) and designated plans (DPs) from the application of the Pension Benefits Act (PBA). The Ministry of Finance will soon be consulting on this proposal with potential legislative amendments to follow. The government is also enabling efficiencies in the pension sector by promoting increased electronic communication between administrators and members. Following consultation with stakeholders, the government has brought forward amendments in the Better for People, Smarter for Business Act, 2019 to permit administrators to use electronic communication as the default method, subject to certain conditions, to provide pension plan information to members and former members. This initiative would save pension plans up to $25 million annually across the sector and could allow plans to more effectively engage and communicate with plan members.

Chapter 1: A Plan to Build Ontario Together

The government is improving pension sustainability by enabling conversions to the jointly sponsored pension plan (JSPP) model where plan governance, costs and risks are shared between plan members and employers. Key milestones have been reached for two ongoing initiatives. As part of the new University Pension Plan initiative, the member consent process has been completed for the proposed conversion of the University of Toronto, the University of Guelph and Queen’s University plans, and progress also continues in establishing a Board of Trustees.

Similarly, the WSIB Employees’ Pension Plan has completed the member consent process and has successfully established its Board of Trustees. The government has introduced measures in the Better for People, Smarter for Business Act, 2019 to reduce regulatory burden and streamline the conversion process, and is committed to supporting both initiatives in their efforts to move to the JSPP model.

Protecting Titles for Financial Planners and Financial Advisors

As part of the 2019 Budget, the government introduced legislation to protect titles for financial planners and financial advisors in Ontario. The proposed new framework will require that individuals using the financial planner and financial advisor job titles have the appropriate credentials and are qualified to assist families in meeting their financial goals.

The Financial Services Regulatory Authority of Ontario (FSRA) is currently working with stakeholders to inform the design of the title protection framework. The new framework will strive to protect consumers without adding undue regulatory burden on the financial services industry.

Section D: By Connecting People to Places

Section D: A Plan to Build Ontario Together: By Connecting People to Places

Introduction

The government has a plan to build a world class transportation network where new transit is built faster and at a lower cost, getting people where they want to go when they want to get there. This plan will build high quality and affordable highways, subways, and rapid transit systems.

Ontario commuters confront gridlock on roads, aging bridges, and outdated and overcrowded transit systems. As a result, travel times are increasing, taking away quality time spent with family and friends.

That is why the government is working with partners to build modern subway lines, repair aging bridges, and construct new roads to improve the quality of life for workers and families.

The government is fighting gridlock while making public transit an attractive, affordable, and low stress alternative for Ontario workers and families.

Modernizing GO Transit

The Province is moving forward with the next stage of the GO Rail Expansion program to improve and provide two-way, all-day service with trains every 15 minutes on core segments of the GO Transit rail network.

Early infrastructure works are underway across the network to support this program, such as:

•	Construction of twin tunnels at Highways 401 and 409, one of the busiest sections of highway in North America, to accommodate two additional tracks, future signaling and communications infrastructure;

•	Track work along rail lines including the Lakeshore East and West, Stouffville and Barrie corridors;

•	Major station renovations such as station building upgrades and improved pedestrian, bicycle and vehicle accesses;

Chapter 1: A Plan to Build Ontario Together

•	Construction of new parking structures at GO Stations, including more than 800 new spaces at Cooksville and about 1,000 spaces at the new Bloomington Station; and

•	Grade separation at the Davenport Diamond to help improve safety and increase capacity on the Barrie corridor.

In May 2019, to enable two-way, all day service every 15 minutes, the Province issued a request for proposals to pre-qualified teams who will be bidding to design, build, finance, operate and maintain the infrastructure for the largest capital project in the GO Rail Expansion program — the On-Corridor Works project.

The On-Corridor Works project involves a system-wide plan to improve GO Transit service. The scope covers the construction of new civil infrastructure, tracks, electrification, signaling infrastructure, and improvements to rolling stock, as well as the operation of train services, including train control and dispatch. This project will generate employment opportunities and improve quality of life for commuters by reducing daily travel times.

Chart 1.11

Benefits of the GO Rail Expansion Program

Source: Metrolinx GO Rail Expansion Full Business Case, November 2018.

Section D: By Connecting People to Places

Introducing Additional GO Transit Services

The government is delivering on its promise to expand public transit by offering improved service, additional trains and more choice for GO Transit customers across the entire region.

Starting in August 2019, GO train service increased by eight per cent over the previous year with an addition of more than 75,000 seats each week. Metrolinx added 84 more train trips and extended 65 existing train trips bringing more rush-hour, midday and evening service for GO Transit customers each week including:

•

Adding 19 new trips and extending 25 existing trips each week on the Lakeshore West line, to double rush-hour service to the West Harbour GO station; improving rush-hour service for customers in Burlington, Oakville and Mississauga; and making weekend train service to Niagara Falls and St. Catharines a year-round offering;

•	Adding 15 new trips each week to increase midday, weekday service along the entire Lakeshore East line;

•	Reinstating and extending 25 evening trips each week on the Stouffville line from Union Station to Mount Joy; and

•

Adding 50 new trips and extending 15 existing trips each week on the Kitchener line, to bring new weekday evening train service to Brampton, and more midday, rush-hour and late-night service as far as Kitchener.

Beginning spring 2020, GO Transit commuters will be able to stay connected on their mobile devices with a free, reliable, high-quality wireless internet connection. Metrolinx is bringing free Wi-Fi service to its entire GO Transit fleet, including 532 buses and 943 train coaches, which will make traveling by GO a better, more productive and more convenient experience for customers.

Chapter 1: A Plan to Build Ontario Together

Building New Subways to Get People Moving

In the 2019 Budget, the Province announced its plan to build new transit faster and at a lower cost — with the goal of making public transit an attractive, affordable and low-stress alternative to get people where they want to go, when they want to get there.

In June 2019, the Getting Ontario Moving Act, 2019 was enacted to enable provincial ownership of the subway extensions and new lines envisioned in Ontario’s new subway transit plan for the Greater Toronto Area (GTA). This plan, with a total preliminary cost estimate of $28.5 billion, includes four new subway projects: the Yonge North Subway

Extension, the three-stop Scarborough Subway Extension, the Eglinton Crosstown West Extension and the Ontario Line.

The Province continues to collaborate with the City of Toronto to enable the delivery of Ontario’s new subway transit plan for the GTA.

In addition, the Province is calling on the federal government to commit at least 40 per cent funding to all the critical subway projects included in Ontario’s plan to get people moving in Canada’s largest city and help protect the environment.

Table 1.1 Ontario’s Subway Transit Plan per the 2019 Budget ($ Billions)
	Total Estimated Preliminary Project Cost	Estimated Completion Date
Ontario Line	10.9	as early as 2027
Scarborough Subway Extension	5.5	2029–30
Yonge North Subway Extension	5.6	2029–30
Eglinton Crosstown West Extension	4.7	2030–31
Subtotal Construction Costs	26.8
Other Costs Including Planning, Design and Engineering	1.7
Total	28.5
Source: Ontario Treasury Board Secretariat.

Section D: By Connecting People to Places

Chart 1.12
Ontario’s New Subway Transit Plan for the GTA

Legend
Yonge–University Line
Bloor–Danforth Line
Sheppard Line
Eglinton Line
GO Lines
Yonge North Subway Extension to Richmond Hill
Three-stop Scarborough Subway Extension
Ontario Line
Eglinton West Extension to Pearson Airport
Sheppard East Extension*
Hurontario LRT
Finch West LRT
GO Train to Allandale Waterfront/ Barrie
GO Train to Gormley/ Richmond Hill
GO Train to Lincolnville/ Stouffville
GO Train to Kitchener
GO Train to Oshawa/ Bowmanville
GO Train to Milton
GO Train to Hamilton/ Niagara Falls
Vaughan Metropolitan Centre
Finch West
Downsview Park
Humber College
Langstaff/ Richmond Hill Centre
Finch
Sheppard–Yonge
Leslie
Don Mills
McCowan
Steeles
Pearson Airport
Mount Dennis
Caledonia
Cedarvale
Eglinton
Ontario Science Centre
Kennedy
Kipling
Dundas West
Bloor
Spadina
St George
Bloor–Yonge
Pape
Main Street
Danforth
Cooksville
Gerrard
Osgoode
Queen
East Harbour
Port Credit
Ontario Place/ Exhibition
Union
Diagram not to scale
Diagram does not show all stops

* The Province remains committed to the Sheppard Subway Extension and will begin exploratory work on cost and on completion timelines. Source: Ontario Ministry of Transportation.

Chapter 1: A Plan to Build Ontario Together

Building the Ontario Line – A New Subway to Connect the City of Toronto to the Regional Transit Network

As announced in the 2019 Budget, the new Ontario Line will bring rapid transit to new areas in the east, west and north ends of Toronto as early as 2027 and at a total estimated construction cost of $10.9 billion. It will run nearly 16 kilometres from Ontario Place/Exhibition through downtown Toronto to the Ontario Science Centre, and include 15 proposed stations that will provide 17 potential connections to GO Transit’s Lakeshore East/West and Stouffville lines, the Toronto Transit Commission’s (TTC) Yonge-University and Bloor-Danforth subway lines, various streetcar lines, and a direct connection to the Eglinton Crosstown LRT. A station at Exhibition Place will bring subway service to the doorstep of Ontario Place.

Transforming Ontario Place

In May 2019, the government launched a world-wide search to find a private-sector partner(s) with the best, most remarkable concepts to transform Ontario Place into the world-class destination it was always intended to be.

The government is reviewing the transformational ideas proposed by potential partners to ensure delivery of a financially viable and unique site on Toronto’s waterfront.

The Ontario Line will provide strong connections and complete travel experiences, and support sustainable and healthy communities. It will generate substantial economic benefits and service more growth-focused areas. There will be an increase in the number of jobs within a 10-minute walk of the line, and a significant increase in the access to employment within a 45-minute journey for low-income residents. The Ontario Line will serve communities that have higher residential densities and are currently underserved by rapid transit, such as Flemingdon Park and Thorncliffe Park.

Section D: By Connecting People to Places

Chart 1.13

Benefits of the New Ontario Line

Source: Metrolinx Ontario Line Initial Business Case, July 2019.

Extending the Yonge Subway North

The Province is committed to the completion of the Yonge North Subway Extension which will help create a truly regional transit system by extending the Yonge subway line from its existing terminus at Finch Station to Richmond Hill Centre, reaching major employment centres in Markham and Richmond Hill. The estimated $5.6 billion extension will be opened following the completion of the Ontario Line.

Extending the Scarborough Subway

The Province plans to deliver to the residents of Scarborough a three-stop Scarborough Subway Extension: Lawrence East Station, Scarborough Town Centre Station and McCowan Station. The estimated $5.5 billion project is expected to be completed by 2029–30.

Chapter 1: A Plan to Build Ontario Together

Extending the Eglinton Crosstown West

The Province is committed to extending the Eglinton Crosstown LRT Project further west to increase connectivity along Eglinton Avenue to Renforth Drive. A large portion of the project will be built underground to keep people and goods moving on the province’s roadways. The estimated $4.7 billion project is planned to be completed by 2030–31.

Developing Partnerships

The Province will explore innovative partnerships with the private sector to support transit-oriented development opportunities along new subway lines and GO Transit rail corridors to leverage third-party investments and promote good city building that creates complete communities, increases transit ridership, improves the customer experience and reduces the Province’s cost of building and maintaining new transit.

As announced in the 2019 Budget, the government is partnering with Woodbine Entertainment Group to develop and build a new GO Transit rail station along Highway 27 near Woodbine Racetrack on the Kitchener GO rail line. This arrangement will save taxpayers money while bringing new jobs, housing and entertainment opportunities to the area around the station. It puts transit users and taxpayers first by delivering a modern station at no cost to taxpayers.

Building More Transit Options

The Province continues to make progress on delivering rapid transit projects to make life easier for people by reducing travel times and creating more transit options. For example, the Province will invest over $10 billion towards the following projects that are under construction or under contract:

•

Eglinton Crosstown LRT — 19 kilometres of new dedicated rapid transit across Eglinton Avenue between Mount Dennis (Weston Road) and Kennedy Station with a 10-kilometre underground portion between Keele Street and Laird Drive in the City of Toronto. The Eglinton Maintenance and Storage Facility is substantially complete, and new light rail vehicles are being tested;

•

Hurontario LRT — 18 kilometres of new dedicated rapid transit between Port Credit GO Station in the City of Mississauga to Gateway Terminal at Steeles Avenue in the City of Brampton. In October 2019, the Province awarded the contract to design, build, finance, operate and maintain the project;

Section D: By Connecting People to Places

•

Finch West LRT — 11 kilometres of dedicated rapid transit along Finch Avenue West between Humber College and the Finch West Subway Station on the Toronto-York Spadina Subway Extension in the City of Toronto. Utility relocations and construction for the new Finch West LRT Maintenance and Service Facility have started; and

•

York Viva Bus Rapid Transit — 34 kilometres of dedicated bus lanes along several segments of Highway 7, Davis Drive and Yonge Street in York Region. Segments along Highway 7 in the cities of Vaughan, Markham and Richmond Hill, and along Yonge Street in the Town of Newmarket are already open. A 2.6-kilometre segment along Highway 7 from Bathurst Street to Richmond Hill Centre Terminal near Yonge Street opened ahead of schedule in September 2019.

Improving the Provincial Highway Network

The government is building better highways to get people and goods moving. Provincial investment in highway expansion reduces travel times through highway corridors, critical trade links and international gateways. It also addresses safety concerns, promotes economic development and enhances the quality of life for the people of Ontario. In addition, investment in highway infrastructure supports seven jobs for each million dollars of spending and generates an incremental $0.58 GDP per dollar spent.

The Province will proceed with planning and design work to:

•	Widen a 20-kilometre stretch of Highway 3 between the Town of Essex and the Municipality of Leamington, from two to four lanes. Construction could start as early as spring 2021;

•	Widen 31 kilometres of Highway 401 between the City of London and Town of Tilbury, from four to six lanes;

•	Construct a twin structure for the Garden City Skyway on the Queen Elizabeth Way in the City of St. Catharines; and

•	Widen a 22.5-kilometre stretch of Highway 17 from the Town of Arnprior to the Town of Renfrew, from two to four lanes, including four new interchanges and eight new bridges.

Construction is underway or set to begin on highway rehabilitation and expansion projects across the province, including:

•	Twinning a 6.5-kilometre stretch of Highway 17 from the Manitoba border to Highway 673; and

•	Expanding an 18-kilometre stretch of Highway 401 from the Credit River Bridge in the City of Mississauga to Regional Road 25 in Town of Milton to ease traffic congestion.

Chapter 1: A Plan to Build Ontario Together

Reducing Red Tape

In June 2019, the Getting Ontario Moving Act, 2019 was enacted to cut red tape, find efficiencies and keep Ontario’s roads among the safest in North America. The Act:

•	Gives municipalities the tools they need to target drivers who pass school buses and threaten the safety of children getting on and off a school bus;

•	Strengthens penalties to protect roadside/front-line workers from careless drivers; and

•	Introduces tougher penalties for obstructing traffic by driving slowly in the left-hand lane on highways to improve traffic flow and enhance road safety.

Connecting Communities

Ontario is exploring options to expand transportation services across the province, so people spend less time travelling and more time with their families and friends. In the 2019 Budget, the government committed up to $30 million over five years to 39 municipalities, through the Ontario Community Transportation Grant Program, to partner with community organizations to coordinate local and intercommunity transportation services in unserved and underserved areas.

The government is committed to promoting innovative service delivery models, including partnerships with the private sector, which meet the transportation needs of people across the province.

Examples of Municipal Recipients under the Ontario Community Transportation Grant Program

•	$761,534 for the Town of Sioux Lookout

•	$1,449,345 for Perth County

•	$2,000,000 for the United Counties of Prescott and Russell

•	$445,450 for Simcoe County

•	$500,000 for the Town of Pelham

Section D: By Connecting People to Places

Transferring Responsibility for the Ontario Northland Transportation Commission

The Province continues to improve transportation services in the North. Over the next few months, the government will explore the feasibility of transferring the Ontario Northland Transportation Commission to the Ministry of Transportation from the Ministry of Energy, Northern Development and Mines. This could allow the Province to centralize ministerial oversight of all government agencies with a mandate to deliver transportation services and create opportunities to improve services.

In parallel with this work, the Province will explore options to enhance intercommunity bus services provided by the Ontario Northland Transportation Commission, to ensure underserved and unserved northern communities are connected and people have access to jobs and critical services.

Rolling Out the Investing in Canada Infrastructure Program

The Investing in Canada Infrastructure Program (ICIP) is a 10-year program that provides up to $30 billion in federal, provincial, municipal and other partner investments in communities across the province. Funding will be distributed among four streams:

•	Public Transit;

•	Rural and Northern;

•	Green Infrastructure; and

•	Community, Culture and Recreation.

Ontario’s share will be more than $10.2 billion spread across the four streams. To date, Ontario has nominated over 350 infrastructure projects to the federal government, under three of these streams, to get people moving and grow the economy. The federal government has recently approved 82 of these projects including 10 new transit infrastructure projects in the City of London.

The government is committed to making the right investments in the right places at the right time. The Province is counting on the federal government to move forward in streamlining and expediting approvals of the remaining 269 projects and to ensure the program aligns with Ontario’s priorities.

Chapter 1: A Plan to Build Ontario Together

Chart 1.14

Examples of Nominated Investing in Canada Infrastructure Program Projects

*Numbers cited reflect Provincial contributions only.

Source: Ontario Ministry of Infrastructure.

Section D: By Connecting People to Places

Investing in Public Transit

The combined investment from the federal, provincial and local governments under the Public Transit stream will support projects with a total eligible cost of more than $18 billion:

•

The Province has nominated 201 projects from 53 municipalities outside the Greater Toronto and Hamilton Area (GTHA), with a total eligible cost of approximately $1.2 billion, for approval by the federal government including the replacement of transit buses in the City of Windsor, the installation of a bus wash system in the City of Timmins, and the installation of electronic fare boxes in the City of Cornwall.

•

The Province has nominated five projects in the City of Toronto and the Regional Municipality of York for approval by the federal government. These include the Ontario Line, the Bloor-Yonge Capacity Improvement Project, the three-stop Scarborough Subway Extension, the Yonge North Subway Extension and the SmartTrack Stations Program.

The Province will continue to work with the federal government and ask that it further increase funding towards all priority transit projects.

Investing in Rural and Northern Ontario

Under the Rural and Northern component of the Investing in Canada Infrastructure Program (ICIP), the Ontario government is supporting the development and renewal of critical infrastructure in rural, northern and remote communities. The Province has nominated projects for cost-sharing with the federal government to leverage the full $250 million in committed federal funding. Projects include investments in road, bridge, air and marine infrastructure for eligible communities:

•	The Province has nominated 149 projects for cost-sharing with the federal government; and

•

Nominated projects across communities in Ontario include investments in roads in Peterborough, bridges in Welland, air infrastructure in Gore Bay and marine infrastructure in the First Nation community of Animakee Wa Zhing 37.

Chapter 1: A Plan to Build Ontario Together

Investing in Green Infrastructure

The Province recently approved the launch of the Green Infrastructure stream of the ICIP, which will support the reduction of greenhouse gas emissions, enable greater adaptation and resilience, and ensure communities can provide clean air and safe drinking water for the people of Ontario.

The first application intake of the Green Infrastructure stream launched on October 28, 2019 and is accepting applications until January 8, 2020. Through this intake approximately $200 million in federal and provincial funding will be provided to communities with populations under 100,000, including municipalities, First Nations and other partners. The initial intake will focus on improving water, wastewater and stormwater infrastructure while driving economic growth in communities across the province.

Investing in Community, Culture and Recreation

The government is now accepting funding applications for projects under the Community, Culture and Recreation (CCR) stream of the ICIP. The funding will be allocated to investing in community, culture and recreational projects, such as community centres and cultural and recreational facilities, that will help deliver vital services for communities and improve the quality of life for the people of Ontario.

The agreement with the federal government commits $407 million in funding to the Province under the CCR stream. This move could unlock up to $320 million in provincial funding and up to $275 million in other partner funding such as from municipalities, non-profit groups or Indigenous communities.

Developing Regional Transportation Plans

Regional transportation plans look at all modes of travel — road, rail, air and marine — as one integrated transportation system. They are key to informing policy and investment decisions that create a globally competitive economy, support communities, renew and expand modern infrastructure and foster a healthy environment.

Ontario is developing regional plans that will help build a better transportation system to keep goods and people moving across the province. For example, Ontario is advancing work on the development of a Southwestern Ontario Transportation Plan to be released in fall 2019, and a Greater Golden Horseshoe Transportation Plan. Regional planning is also underway in Northern and Eastern Ontario. Upon completion of this work, the Province will present a comprehensive Ontario-wide long-term transportation plan.

Section D: By Connecting People to Places

Improving Connectivity: Broadband and Cellular Action Plan

High-speed internet is critical for businesses to grow and expand in every corner of the province. This is why the government is committed to improving broadband and cellular access in order to support increased connectivity, safer communities and enhanced economic opportunities for families and businesses. In May 2019, the government announced a $71-million funding commitment to address cellular gaps in Eastern Ontario, and confirmed $63.7 million in funding for a regional broadband project to expand broadband in Southwestern Ontario. These projects are underway and are expected to be completed by 2024 as part of the government’s efforts towards addressing cellular dead zones across the province.

These investments are part of Up to Speed: Ontario’s Broadband and Cellular Action Plan that will invest $315 million over the next five years. This includes a $150-million provincial broadband and cellular infrastructure program launching in 2020–21. The plan aims to extend broadband and cellular access to unserved and underserved communities across Ontario by connecting up to 220,000 households and businesses.

Ontario’s investment efforts will benefit from commitments by other levels of government and leadership from the private sector to maximize the impact of Provincial investments.

Chapter 1: A Plan to Build Ontario Together

Section E: By Building Healthier and Safer Communities

Section E: A Plan to Build Ontario Together: By Building Healthier and Safer Communities

Introduction

The government has a plan to build healthier and safer communities by improving patient-centred health care and creating supportive environments that are tailored to the needs of communities. It is investing wisely and promoting strategies that meet the needs of some of the most vulnerable Ontarians, such as seniors and children. The Province is also committed to protecting and preserving the environment for communities to thrive in.

The challenges facing Ontario’s health care sector are daunting. Ontario’s hospitals are overcrowded and reaching a breaking point. People are forced to receive care in hospital hallways and are left stranded in beds when they could be better cared for in their own homes.

That is why the government is taking swift action to end hallway health care by making investments in hospitals and home and community care providers, while also supporting those struggling with mental health and addiction challenges.

The government’s plan will ensure that Ontario families receive timely access to high-quality health care services, while continuing to focus crucial health care tax dollars on direct front-line care so that people get the quality services they deserve, when and where they need them.

To build safer communities, the government is providing the funding and tools that police need to fight gun and gang violence, help prevent human trafficking and keep violent criminals off the streets.

The government is committed to making sure that every family can feel safe and supported in all aspects of their lives at home and in their community.

Chapter 1: A Plan to Build Ontario Together

Building Healthier Families and Communities

Investing in Front-Line Care

Access to publicly funded health care is fundamental to the shared understanding of what it means to be an Ontarian and a Canadian. Various factors, including an aging population with complex care needs, are creating the need for transformational change to ensure a health care system that is strong and sustainable for people today and for future generations.

The government is delivering this change with the creation of Ontario Health, the Province’s new central health agency. As a single agency and a central point of accountability, Ontario Health is working towards integrating six health agencies and 14 Local Health Integration Networks, eliminating duplicative administration and reinvesting savings in front-line care. Ontario Health will bring together responsibility for health care delivery, and improved clinical guidance and support for providers to ensure people get the quality of care they deserve.

Improving Access to Health Care

Ontario’s health care system is large and complex, and many patients, families, caregivers and providers find it confusing, inconvenient and challenging to navigate. In particular, patients experience fragmented care as they transition from one provider to the next. Integrated care is critical to improving patient care, experience and outcomes, and ending hallway health care. The goal is to create better, faster, more connected care for patients, regardless of where they are in their health care journey. Announced in February 2019, the establishment of Ontario Health Teams will provide a new way of organizing and delivering care that is more closely linked to patients in their local communities. Under Ontario Health Teams, health care providers (including hospitals, clinicians, home and community care providers, and mental health professionals) will work as one coordinated team, enabling patients to easily access and navigate the system.

The phased transition to a system-wide Ontario Health Team model is already underway with the initial group of Ontario Health Team candidate applications submitted and assessed. Community and provider interest have been very positive with more than 150 submissions covering more than 1,000 service providers. The first wave of Ontario Health Teams will be identified in fall 2019.

Section E: By Building Healthier and Safer Communities

Supporting Ontario’s Hospitals

People in Ontario are often left waiting for treatment in hospital hallways and many face difficulty accessing the treatment they need. In particular, small- and medium-sized hospitals have been historically faced with unique challenges. This is why the Province is making a $68-million investment in small- and medium-sized and multi-site hospitals to help achieve Ontario’s commitment to end hallway health care. New funding, which is in addition to the $384 million that was announced in the 2019 Budget, will help maintain critical hospital capacity and help hospitals respond to increased demand in communities across the province.

Additional funding will help ensure the people of Ontario can receive timely access to high-quality health care in their communities, reducing the need for patients to travel across the province, the country or the border to receive care. This investment will also help fund medical procedures and reduce wait times. The funding will improve viability and sustainability of hospital operations, protect core services and help end hallway health care.

Table 1.2

Examples of Small- and Medium-Sized and Multi-Site Hospitals Receiving Additional Funding

Region	Hospital	Funding Increases in 2019–20
Greater Toronto Area	Casey House Hospice	$86,000
	Holland Bloorview Kids Rehabilitation Hospital	$510,000
Central	Haldimand War Memorial Hospital	$133,000
	North Wellington Health Care Corporation	$170,000
	Northumberland Hills Hospital	$3,784,000
	St. Joseph’s Health Centre (Guelph)	$199,000
East	Lennox and Addington County General Hospital	$230,000
	Brockville General Hospital	$5,562,000
	Perth and Smiths Falls District Hospital	$1,262,000
	St. Thomas Elgin General Hospital	$1,472,000
	Quinte Healthcare Corporation	$5,000,000
Southwest	Bluewater Health	$2,112,000
	Chatham-Kent Health Alliance	$1,729,000
	South Bruce Grey Health Centre	$327,000
Northeast	St. Joseph’s General Hospital Elliot Lake	$222,000
	Englehart and District Hospital	$96,000
	West Parry Sound Health Centre	$1,599,000
Northwest	Atikokan General Hospital	$78,000
	Dryden Regional Health Centre	$185,000
	Riverside Health Care Facilities Inc.	$260,000

Source: Ontario Ministry of Health.

Chapter 1: A Plan to Build Ontario Together

Building Capacity to End Hallway Health Care

The government is investing in new and innovative models to create a better care experience for patients and to build more capacity within the health care system to help end hallway health care. To support this investment, the government’s capital plan includes approximately $17 billion in capital grants over the next 10 years to expand hospital infrastructure.1

Recently, the government delivered on this commitment with the opening of the new four-storey patient tower at Etobicoke General Hospital, an additional $9 million to support ongoing planning for the redevelopment project at The Ottawa Hospital - Civic Campus, and up to an additional $2 million to support the Hamilton Health Sciences — West Lincoln Memorial Hospital with upgrades and renovations. Additionally, the Province committed up to $75 million for the Orléans Health Hub project which will allow patients to have access to bilingual, patient centered and integrated health care programs and services.

These investments in new facilities help expand services while ensuring existing facilities are maintained in a state of good repair, so that patients and families receive excellent care when and where they need it.

Improving Long-Term Care

The government’s commitment to investing in health care infrastructure also extends to long-term care. Investing in new long-term care beds and redeveloping existing beds is a key component in Ontario’s transformational strategy to end hallway health care and improve access to high-quality and reliable long-term care. To support this strategy the government has committed to add 15,000 new long-term care beds in five years, an increase of almost 20 per cent to the existing capacity. In addition, the government has committed to redevelop 15,000 existing beds to modern design standards, which will allow the long-term care sector to provide more appropriate care to those with complex health conditions.

[1]	Investments in hospital infrastructure are valued at $27 billion over the next 10 years, which includes $17 billion in capital grants and third-party funding.

Section E: By Building Healthier and Safer Communities

Ontario has taken swift action to deliver on its commitment by allocating 7,889 new beds, fulfilling more than 50 per cent of its commitment, and 11,727 beds are being redeveloped to modern design standards, fulfilling almost 80 per cent of its commitment.

Table 1.3

Allocation of New and Redeveloped Long-Term Care Beds to Date

Region	Number of New Beds Allocated	Number of Existing Beds to be Redeveloped
Central	532	1,139
Eastern	1,154	2,330
Northern	605	1,428
Southwestern	1,675	3,505
GTA	3,923	3,325
Total	7,889	11,727

Source: Ontario Ministry of Long-Term Care.

While the work to modernize and increase access to long-term care is underway, the government is extending the Structural Compliance Premium while it launches consultations in fall 2019 on what a new minor capital program could look like. The government is also extending the High Wage Transition Fund as it develops a long-term care staffing strategy to meet the increasingly complex needs of long-term care residents. Lastly, the government takes Justice Gillese’s recommendations very seriously and will continue to work to address them.

Modernizing Home Care

The government is also investing in strategies and programs that will help the people of Ontario stay in their homes longer. It is taking swift action and delivering on its commitments to end hallway health care and build healthier communities. Ontario has invested $267 million in additional funding in 2019–20 to expand and better coordinate modern home and community care services to provide front-line care when and where people need it. With this additional funding the Province can provide 1.8 million more hours of personal support services, 490,000 more nursing visits and 100,000 more therapy visits. Expanded community services — including for priority populations such as Indigenous peoples and Francophones — consist of meals and transportation, caregiver supports and assisted living services in supportive housing.

These investments include $45 million in new funding for innovative integrated care models to address hallway health care in high-need areas and $63 million for existing integrated care models to improve coordinated care, including safe transitions from hospital to home. As the population grows and ages, expanded home and community services will help more Ontarians transition quickly from hospital to appropriate care at home. This will help reduce pressures on busy hospitals and shorten waitlists for long-term care, decreasing hallway health care.

Chapter 1: A Plan to Build Ontario Together

Supporting Innovative Partnerships to Provide Transitional Models of Care

Part of the government’s plan to end hallway health care is to support innovative partnerships between hospitals and other sectors to allow patients to seamlessly transition from hospitals to a community health care setting. This approach ensures patients receive the right care in the right setting and reduces unnecessary strain on the health care system by freeing up hospital beds for those who need them the most. Innovative partnerships that are helping to solve capacity challenges in hospitals include:

•

The Province is working with six Greater Toronto Area hospitals and their community partners — Humber River Hospital, Sunnybrook Health Sciences Centre, Southlake Regional Health Centre, Unity Health Toronto’s St. Joseph’s Health Centre site, William Osler Health System and Trillium Health Partners — to establish a total of 250 transitional care beds at the Reactivation Care Centre — Church site. This investment will provide patients with rehabilitation care and services as they transition from a hospital to a home, community or long-term care setting;

•

After an acute hospital stay, patients in Newmarket’s Southlake Regional Health Centre can utilize the Southlake@Home program to receive assistance as they return home or transition to a community care setting. This program has demonstrated success getting patients home, where they want to be, faster. Southlake’s Geriatric Admission Diversion Clinic also offers appropriate patients geriatric care 24/7, so patients can receive the right care without having to go to the emergency department;

•

Northumberland Hills Hospital and The Landmark seniors’ residence, the retirement home arm of Extendicare Cobourg, are partnering to provide transitional care services for up to four patients who no longer require acute hospital care. These patients will be provided with temporary housing at The Landmark as they wait for long-term placement;

•

To ensure patients seamlessly transition from hospital to home, the Integrated Comprehensive Care Program at St. Joseph’s Healthcare Hamilton connects patients with home care support before they leave the hospital through early planning and continual access to a clinician, once at home; and

•

Lakeridge Health in Durham has partnered with Carriage House Retirement Residence and St. Elizabeth Health Care to form the Carriage House Reactivation Program, helping patients safely return home from the hospital with individualized support from an interprofessional health team.

Section E: By Building Healthier and Safer Communities

Expanding Scope of Practice

In response to a recommendation to maximize the scope of practice of health care professions made by the Premier’s Council on Improving Health Care and Ending Hallway Medicine, several health regulatory colleges were directed by the Minister of Health to develop regulations that will enable scope of practice expansions for certain health professions such as chiropodists, midwives, nurse practitioners, optometrists and pharmacists, while ensuring patient safety remains the primary guiding principle for any changes. This is part of the government’s commitment to the people of Ontario to build a connected health care system, reduce wait times, improve access to care, and remove red tape and barriers.

These changes will mean broader prescribing authority and access to more diagnostic tools and tests, and more independent practice that will improve convenience for patients by reducing the time spent traveling between providers for multiple visits for routine care and treatment. Enhancing professional scopes of practice is key to easing pressures on hospitals and helping doctors, nurses and other health care providers deliver better, faster health care for patients and their families.

Taking a New Approach to Emergency Health Care

The government is committed to improving Ontario’s emergency health services to deliver sustainable, better coordinated and appropriate patient care in order to reduce hallway health care and wait times in emergency departments. Currently, 911 medical emergency patients are transported to an emergency department regardless of the severity of their illness or injury. This leads to longer wait times. Therefore, the government is piloting new models of care for select 911 medical emergency patients to access care in more appropriate, lower cost settings. These may include care at a mental health crisis centre, a hospice or on-scene treatment and referrals to health care providers in the community setting. Several municipal land ambulance service providers will pilot this new model starting early 2020.

Supporting Ontario’s First Responders

The government has made a commitment to make mental health a priority, including helping the people of Ontario cope with post-traumatic stress disorder (PTSD). Police officers, firefighters, correctional officers, dispatchers and probation and parole officers have incredibly difficult jobs and come face-to-face with challenging situations. PTSD is a significant risk to the health and well-being of Ontario’s first responders and others who regularly face traumatic situations. Under the Supporting Ontario’s First Responders Act, certain workers do not have to prove their PTSD diagnosis as it is now presumed to be work related. This leads to faster access to Workplace Safety and Insurance Board (WSIB) benefits and proper treatment, for first responders as well as others.

Chapter 1: A Plan to Build Ontario Together

Supporting People with Mental Health and Addictions Issues

People in Ontario with mental health and addictions challenges often face long wait times and barriers in accessing appropriate services. The Province is making a historic investment of $3.8 billion over 10 years to create a comprehensive, connected system of mental health and addictions services and housing supports, tailored to the needs of communities. Ontario’s 10-year funding agreement with the federal government will help support these investments.

In 2019–20, the government invested $174 million in these services to reduce wait times for community mental health programs, assist mental health patients in the justice system and expand supportive housing, as well as increase support to priority populations, such as Indigenous peoples and Francophones, and fund acute mental health inpatient beds. Recent investments in mental health and addictions services include:

•

Nearly $30 million for child and youth mental health services and programs across the province, including crisis support, prevention, counselling and intensive treatment for children and youth with anxiety, depression, attention deficit/hyperactivity or other disorders;

•	More than $27 million for mental health supports in Ontario’s education system, including about 180 mental health professionals in secondary schools; and

•

More than $33 million for Consumption and Treatment Services sites across the province so that those struggling with drug addictions can connect with full wrap-around supports for treatment and rehabilitation. The Province also supports more than 50 Rapid Access Addiction Medicine clinics across Ontario where patients can walk in and get help for a substance use disorder without an appointment or referral.

Also in 2019–20, the government, with health care partners and police services, developed a new police-hospital transition framework and toolkit to support better transitions and faster access to coordinated critical care for people experiencing a mental health crisis.

The government also expanded easy telephone access to smoking cessation support for the people of Ontario, in both English and French, including professional medical advice, nutrition counselling and referrals to mental health and addictions support through Telehealth Ontario. In addition, the government introduced legislation that, if passed, would establish a Mental Health and Addictions Centre of Excellence within the new Ontario Health agency, to ensure patients and families are able to access integrated, standardized, evidence-based care and services closer to home.

Section E: By Building Healthier and Safer Communities

Modernizing Public Health

As part of the government’s plan to build a modern and better connected health care system, the Province is considering how to best deliver public health in a way that is coordinated, resilient, efficient and nimble, and meets the evolving health needs and priorities of communities. The government is renewing consultations with municipal governments and the public health sector, with this next phase of engagement being supported by advisor Jim Pine, Chief Administrative Officer of the County of Hastings and former member of the Board of Directors of the Association of Municipalities of Ontario. Mr. Pine will play a key role in facilitating productive discussions between the government, public health, emergency health and municipal stakeholders to ensure:

•	Better consistency and equity of service delivery across the province;

•	Improved clarity and alignment of roles and responsibilities between the Province, Public Health Ontario and local public health;

•	Better and deeper relationships with primary care and the broader health care system to support the goal of ending hallway health care through improved health promotion and prevention;

•	Unlocking and promoting leading innovative practices and key strengths from across the province; and

•	Improved public health delivery and the sustainability of the system.

This initiative responds to the 2017 findings made by the Auditor General that public health units are poorly coordinated and often duplicate work. In spring 2019, the government announced plans to update how public health is structured and funded in Ontario to achieve better coordination and more efficient service delivery. As consultations take place, the government has made a clear commitment to support municipalities as they modernize the delivery of public health in Ontario.

Chapter 1: A Plan to Build Ontario Together

Making Health Care More Convenient

As well as the improvements being made to long-term care homes, home and community care and hospitals, but the government is also committed to improving the patient experience and how data can be accessed by patients and providers.

Ontario’s new Digital First for Health strategy will bring the patient experience into the 21st century, helping end hallway health care by creating more choices for how to interact with the health care system, while harnessing the imagination and capabilities of Ontario’s digital health innovators.

The Ministry of Health is working towards a new approach to virtual care that could allow patients to see their doctors from the convenience of their homes, and physicians to use new technologies to provide their patients with more options to access their services. In doing so, the Province can ensure patients receive the right care in the right place, helping to end hallway health care.

Patients and health care providers will benefit from a modern approach where health data will safely travel together with the patient across transitions of care types and providers.

Patients could also be empowered to use applications and digital tools of their choice to manage their own care and gain access to their own health data, such as laboratory tests, pulled from existing provincial health data repositories. Ontario will provide clear policies and standards to encourage innovators to actively participate in the local health system.

This will be made possible by the government’s effort to modernize the Personal Health Information Protection Act, 2004 and subsequent regulations to promote patients’ access to their personal health information in a secure manner.

Section E: By Building Healthier and Safer Communities

Protecting the Most Vulnerable

The Province is committed to protecting the most vulnerable people of Ontario, including seniors, children and youth, people with disabilities and survivors of human trafficking. The government is making the necessary legislative changes, committing to investments and proposing new strategies that meet the needs of vulnerable Ontarians.

Developing a Seniors Strategy

The government is committed to helping seniors stay healthy, safe and active in their communities. However, many seniors face challenges accessing programs and services to support their safety, mental and physical health, and their overall independence.

Following provincewide consultations with seniors and their family members, caregivers and support organizations this past summer, the government is working on a new strategy that will provide a brighter future for older Ontarians.

The consultation feedback is being used to develop a cross-government strategy that will help all seniors across the province to:

•	Remain healthy, active and socially engaged;

•	Be safe and secure;

•	Age at home and in communities; and

•	Participate in the labour market and economy as they wish.

By supporting Ontario’s seniors, the government is enabling them to enjoy the future they deserve.

Providing Dental Care for Low-income Ontario Seniors

Beginning this fall, the government is investing $90 million annually to provide low-income seniors access to routine dental care through a new publicly funded dental care program. The program will provide eligible seniors with additional care and avoid preventable emergency department visits. By investing in dental care, the government is taking another step in ending hallway health care.

Chapter 1: A Plan to Build Ontario Together

Supporting Child Protection

To better protect the safety and well-being of children and families, and reduce the burden on front-line workers, the government is proposing to amend sections of the Ombudsman Act and the Child, Youth and Family Services Act, 2017.

Changes to legislation would enable more responsive and accessible services by:

•	Allowing service providers to disclose personal information to the Ombudsman to support investigations in the child and youth sector;

•	Reducing the administrative burden for peace officers; and

•	Supporting the government’s ability to prosecute operators of unlicensed residential settings.

Supporting Children with Autism

Ontario is investing an additional $278.5 million in the Province’s autism program, bringing the total program funding to $600 million annually. The government is committed to providing supports that meet the needs of children and youth with autism, while working towards implementing a needs-based and sustainable program. The new program design will be informed by recommendations from the Ontario Autism Program Advisory Panel. While this work is underway, the government is providing continuity of service to families with existing behaviour plans, continuing to issue childhood budgets, and bringing children off the waitlist.

Section E: By Building Healthier and Safer Communities

Supporting Inclusion and Accessibility

The government is investing $1.07 million in 2019–20 to support the Abilities Centre in Whitby to advance inclusion and accessibility for people of all ages and abilities. The investment will expand current programming and enable the Centre to engage with community partners, school boards and municipalities to identify service gaps and design various pilot projects, including:

•	Conducting research on social inclusion and social enterprise;

•	Developing a pre-employment skills program;

•	Piloting a 12-week pan-disability program for adults with disabilities; and

•	Supporting private and non-profit sector organizations to develop inclusion and accessibility plans.

These initiatives will address gaps in service for people of all abilities and increase access to inclusive programming that promotes health, builds life skills and connects people to jobs.

Improving Accessibility

The government is making life easier for people with disabilities. Many buildings and programs in Ontario continue to be a challenge for people with a disability as they are not accessible, inclusive and barrier-free. Therefore, the government is investing $1.3 million over two years through a new partnership with the Rick Hansen Foundation to launch a new certification program. The program will provide accessibility ratings of buildings by trained professionals and will help property managers and owners determine ways to remove identified barriers.

Fighting Against Human Trafficking

Ontario’s women and children deserve to live free from the threat, fear or experience of exploitation and violence. Ontario has the highest rate of police-reported human trafficking in Canada, and children are particularly at risk. This is why the government is developing a strategy to combat human trafficking targeted at confronting and eliminating the root causes of violence and helping survivors heal.

The government will work across sectors and with community partners to create a responsive system that improves the identification, investigation and prosecution of traffickers, and to help ensure survivors have access to the dedicated services they need to rebuild their lives. The government is committed to raising public awareness of human trafficking. It is important for everyone, especially young people, to learn what human trafficking is, what the risk factors and warning signs are, and how to get help.

Chapter 1: A Plan to Build Ontario Together

Protecting Ontario’s Animals

The government is strengthening the protection of animals in Ontario by creating a more robust, transparent and accountable enforcement model. Immediate action is required to address the recent court ruling on inadequate oversight and the withdrawal of enforcement services by the Ontario Society for the Prevention of Cruelty to Animals (SPCA).

The government launched an interim animal welfare enforcement model in June 2019 and is introducing a new model in 2020. Informed through an online survey and ongoing stakeholder consultations, the new model will ensure that appropriate and effective measures are in place to provide animals with the protections they deserve and that the people of Ontario expect. The government will introduce new legislation that would create the toughest penalties in the country for those who abuse animals and for criminals who try to harm Ontario’s law enforcement K9 partners, as well as make it easier to rescue pets from hot cars. The people of Ontario can be confident that when they see an animal in distress the government has systems in place to protect animals in every region of the province. All it takes to report animal welfare concerns 24 hours a day is to call 1-833-9-ANIMAL.

Section E: By Building Healthier and Safer Communities

Preserving and Protecting the Environment

Ontario is committed to preserving and protecting the environment for people today and for future generations. This begins with a new vision for Ontario that protects and respects hardworking taxpayers and promotes environmental stewardship among the people of this province.

The government is delivering on commitments in Preserving and Protecting Our Environment for Future Generations: A Made-in-Ontario Environment Plan to protect Ontario’s air, land and water resources. This plan demonstrates significant action on climate change without burdening the people of Ontario with a carbon tax.

Ontario is also protecting the interests of Ontario families and communities by modernizing its almost 50-year old environmental assessment process. The government will ensure that it is focusing on projects that pose actual, real risk to the environment and communities while streamlining approval timelines and eliminating duplication.

Establishing a Day of Action on Litter

Ontario needs to reduce the amount of waste that is generated and to divert more of it from landfills, through proven methods, including preventing and reducing litter in public places and waterways.

This initiative has been spearheaded by MPP Andrea Khanjin, and the government intends to adopt her proposal to recognize an official Day of Action on Litter, which will be established annually, on the second Tuesday in May, starting in 2020.

Ontario would hold its first annual Day of Action on Litter on May 12, 2020. The government will work with partners, communities and businesses from across the province to help make this day a success and encourage everyone to participate in local clean-up events. Public education and awareness about the significance of this environmental challenge is a key component of building confidence among the people of Ontario that their actions can make a difference.

Chapter 1: A Plan to Build Ontario Together

Making Industry Meet Greenhouse Gas Emissions Performance Standards

The government has set a clear path to ensure that large industrial polluters are accountable for their greenhouse gas (GHG) emissions by enacting the Greenhouse Gas Emissions Performance Standards regulation in July 2019. The Ontario Emissions Performance Standards (EPS) program is a made-in-Ontario solution created in consultation with industries in the province to achieve the best economic and environmental outcomes. Ontario expects that the EPS program meets the federal benchmark for carbon pollution pricing. Ontario also expects that the federal government will remove its Output-Based Pricing System as an obligation on industry in the province, in favour of the EPS program.

Moving Forward with a Provincial Climate Change Impact Assessment

Ontario has never completed a provincial-level climate change impact assessment. This is why the government is working to begin its first-ever assessment of how climate change impacts will affect Ontario’s economy, infrastructure, communities, public health and safety, as well as ecosystems. This fall the government will launch a formal request for proposals to acquire expert services for a comprehensive, multi-sectoral assessment of climate change-related impacts, including vulnerabilities, risks and opportunities.

Protecting the Great Lakes

The Ontario and federal governments released a new draft Canada-Ontario Agreement on the Great Lakes in July 2019. Once finalized, the commitments in the new draft agreement would support the implementation of Great Lakes-related commitments in the Made-in-Ontario Environment Plan, advance the purposes of the Great Lakes Protection Act, 2015 and align with the goals of Ontario’s Great Lakes Strategy.

Section E: By Building Healthier and Safer Communities

Improving Recycling and Tackling Waste

In July 2019, Ontario’s Special Advisor on Recycling and Plastic Waste delivered a report recommending producer responsibility for managing plastic and other packaging waste. The government is engaging with municipalities, industries and other stakeholders to transition the Blue Box Program for recovering paper and packaging so that producers will be fully responsible for providing blue box services provincewide. The transition is expected to happen over a three-year period between 2023 and 2025.

In June 2019, the government launched a Compostable Products Technical Working Group made up of experts from municipalities, industry and the waste management sector. This group will provide recommendations to the government on setting clear rules for compostable packaging materials in Ontario and for ensuring these materials are accepted by existing and emerging green bin programs across the province.

Encouraging Investments in Clean Technologies

Actions taken by the government are encouraging private investments in clean technologies. As promised in the government’s Made-in-Ontario Environment Plan, the Province is allowing businesses to immediately write off investments made in specified clean energy equipment. The Province is also paralleling federal measures allowing businesses to immediately expense investments in zero-emission vehicles.

In addition, to help provide certainty to businesses that are considering retrofitting, replacing or expanding their fleets of heavy-duty vehicles, the government continues to provide the tax exemption under the Gasoline Tax Act for natural gas.

The government will continue to consider other initiatives in its Made-in-Ontario Environment Plan to help individuals, families and businesses.

Chapter 1: A Plan to Build Ontario Together

Building Partnerships

Supporting Military Families

The government is making it easier for Canadian military heroes and their families to access information and services when moving to Ontario. Military personnel move frequently, including across provincial boundaries, which can be very stressful, especially when moving an entire family. Through consultations, Canadian Armed Forces members and their families have reported that getting timely and affordable access to Ontario’s public services, primarily in health care and child care, were their top challenges. This is why the government will establish a “one-stop hotline” that will make it easier for military families to receive information on services they need such as health cards, schools, child care, job opportunities, driver and vehicle licences, community housing, as well as other programs and services. The government wants to make the transition for military heroes and their families as seamless as possible.

Strengthening Partnerships with Indigenous Communities

Ontario is working to improve economic and social outcomes for Indigenous people and communities. The government is strengthening relationships, engagement and partnerships with Indigenous partners and within government to promote community wellness and economic opportunities for First Nations, Inuit and Métis people across the province.

Over the next three years, the government will work to:

•	Increase access to capital, employment, skills training and education;

•	Address legal obligations, including the duty to consult, and negotiate and settle land claims; and

•	Maximize available resources for more responsive programs, better services and infrastructure so that Indigenous people can take part in and benefit from economic development in their communities.

In fall 2019, First Nation partners will receive 45 per cent of government revenues from forestry stumpage, 40 per cent of the annual mining tax and royalties from active mines at the time the agreements were signed, and 45 per cent from future mines in the areas covered by the agreements.

Partnerships such as resource revenue sharing enable First Nations to share in the economic benefits of forestry and mining operations near their communities. Resource revenue sharing agreements provide a source of funding for First Nations to allocate towards key priorities including economic development, education, health, community and cultural initiatives.

Going forward, the government will continue to make reconciliation meaningful to Indigenous people through efforts that support economic development, community wellness and prosperity.

Section E: By Building Healthier and Safer Communities

Recognizing Ontario’s Diverse Communities

To recognize the important contributions that Egyptian Canadians have made and continue to make to the economic, social and cultural fabric of Ontario, the government will propose legislation that would proclaim the month of July as Egyptian Heritage Month in Ontario.

Legislation will also be proposed to proclaim the month of March as Hellenic Heritage Month in Ontario, which would provide an opportunity for all the people of Ontario to remember, celebrate and educate future generations about the outstanding achievements and contributions of Hellenic Canadians in the province.

These proposals to recognize the important contributions of Egyptian Canadians and Hellenic Canadians in the province were also included in Private Members Bills introduced by MPPs Sheref Sabawy and Effie J. Triantafilopoulos.

Building a Stronger Sports Sector

The government is working hard to build a stronger sports system that unites the sector and helps the people of Ontario live healthier, more active lives. By consulting with stakeholders, the government is creating a sports action plan that would set direction for the government, sport organizations and schools to make Ontario one of the best places in Canada to play sports and be an athlete. The plan will highlight the Province’s priorities in the sports sector and will be designed to encourage safe participation in sports.

The government is also undertaking a review of rules for professional and amateur combative sports. The review is intended to ensure that outdated legislation is modernized to address safety concerns for participants and barriers to business.

Chapter 1: A Plan to Build Ontario Together

Building Safer Communities

Restoring Respect for Police Officers

The government has taken action to restore fairness and accountability to a system that treated police with suspicion and made it difficult for them to do their jobs. The passing of the Comprehensive Ontario Police Services Act, 2019 strengthens the relationship between police officers and the communities they serve. It streamlines the Special Investigations Unit process, enhances police oversight in Ontario by reducing delays in the investigation process and ensures more accountability. This new legislation treats police more fairly and helps ensure the police, the government and the people of Ontario remain partners in creating a more secure province.

Modernizing Justice Infrastructure

The government is putting people’s safety first by investing in justice infrastructure to modernize facilities and ensure communities receive efficient and effective services. The Province is investing $3.9 billion over 10 years in justice infrastructure, which includes funding for new courthouses in Toronto and Halton Region; the modernization and replacement of aging Ontario Provincial Police (OPP) detachments across the Province, including in Orillia and Parry Sound; and a new modernized correctional centre and jail in Thunder Bay.

In addition to addressing these infrastructure needs, the government is supporting the work of front-line and emergency responders across the province by providing them with the tools and resources to protect communities. The government has committed to rebuilding core components of the aging Public Safety Radio Network (PSRN). The $765 million commitment to reconstruct core infrastructure, replace outdated equipment and maintain the new radio network will help keep communities safe.

Section E: By Building Healthier and Safer Communities

Fighting Against Guns and Gangs

The government is acting to keep the people of Ontario safe from the growing threats of gun violence and gang activity. Strong government action is required to combat the significant escalation of gun and gang violence across the province. Building on its provincewide strategy, Ontario is investing in initiatives to support more communities in their fight against guns and gangs. Key new investments include:

•	A new Intensive Firearm Bail Team in Peel to support bail hearings and proceedings for gun-related offences in the Greater Toronto Area (GTA);

•	A Gun and Gang Fund to support projects and partnerships in the GTA and Greater Golden Horseshoe area to target organized crime and gang operations;

•

An Eastern Ontario Gun and Gang Team, comprised of four Assistant Crown Attorneys, to provide prosecutorial support for complex investigative projects in partnership with the Ottawa Police Service; and

•	Doubling Toronto’s closed-circuit television cameras operated by the Toronto Police Service to find those persons inflicting gun violence and hold them accountable.

Ontario’s comprehensive strategy represents $105.4 million in new investments from the provincial and federal government to combat gun and gang violence on all fronts across Ontario and keep communities safe.

Chapter 1: A Plan to Build Ontario Together

Section F: By Making Government Smarter

Section F:	A Plan to Build Ontario Together: By Making Government Smarter

Introduction

The government has a plan to make its programs and services smarter by finding ways to spend more efficiently while ensuring value for every taxpayer dollar. This plan changes the culture of government, focuses on outcomes and improves the customer experience by delivering simpler, faster, and more accessible in-person and digital services today and in the future.

Inefficient and outdated methods mean government cannot easily respond to the needs of citizens in a timely and cost-effective way.

That is why Ontario has a plan to bring the government into the 21st century. When it comes to being more innovative and efficient, the government is examining its own operations and striving to become a leader in digital, agile and lean operations. It is implementing smart initiatives that will reduce costs, incorporate modern technology, and ensure the government services people rely on every day are delivered where and when they need them.

The government is looking at every opportunity to restore sustainability to Ontario’s finances including increasing revenue by maximizing the financial performance of government assets and addressing the underground economy.

The government is also working towards strengthening partnerships with municipalities to improve accountability and transparency in program delivery and to protect core public services. In order to prioritize the needs of local communities, the government is engaging with experts and the public to strengthen communities across the province.

Chapter 1: A Plan to Build Ontario Together

Building Smarter Government

Working smarter, bringing the language of business into the business of government and bringing government into the 21st century are important components of the government’s plan to build Ontario together. Just as private enterprise constantly re-evaluates its standards and best practices, government should adapt, evolve and always strive to deliver people with the best services possible. EY Canada’s 2018 line-by-line review of Ontario government expenditures, Managing Transformation – A Modernization Action Plan for Ontario, along with the Planning for Prosperity and Big Bold Ideas consultations, helped lay a foundation to modernize government and better meet the needs of the people of Ontario.

Planning for Efficiency and Modernization

The government remains focused on:

•	Implementing long-term ministry plans to make government more efficient and effective to ensure government spending is sustainable and delivers the best value;

•	Identifying additional opportunities to drive further modernization across government; and

•	Demonstrating meaningful improvements to the public programs and services the people of Ontario and businesses rely on, including through modern technological resources and administrative approaches.

The process will be informed by a dedicated ongoing review of all programs in order to provide the evidence base for further program modernization, efficiencies and effectiveness.

A Smarter Government Task Force has been assembled to provide central oversight of the implementation of modernization plans and to ensure they achieve anticipated outcomes.

Curbing Unnecessary Spending

As announced on August 29, 2019, Ontario’s government saved taxpayers $153 million in 2018–19 through expenditure management, discretionary spending controls and targeted measures to curb “March Madness” spending, which governments sometimes see at the end of the fiscal year as ministries attempt to spend the remainder of their budgets. Curbing unnecessary spending continues to be a priority for the government as it works to restore sustainability to the Province’s finances.

Section F: By Making Government Smarter

Making Public Sector Compensation Fair, Reasonable and Sustainable

Over the past year, the government has taken a fair and reasonable approach to managing compensation and upholding its commitment to protecting critical front-line public services while continuing to seek opportunities for greater oversight of key areas within the provincial public sector.

As part of this process, the government undertook consultations in the spring with employers and bargaining agents, collectively representing more than one million employees across the provincial public sector. These consultations focused on how compensation growth within the broader public sector (BPS) can be managed in a way that is reasonable and sustainable. The government continues to listen to its bargaining agent and service delivery partners, and the feedback received through this process has informed the steps the government is currently taking to ensure that compensation is managed in a fair, reasonable and sustainable manner.

Following the six weeks of good-faith consultations, the government introduced Bill 124, the Protecting a Sustainable Public Sector for Future Generations Act, 2019. The Act would enable the government to manage compensation growth in a way that allows for reasonable wage increases while also respecting taxpayers and the services they rely on. This is a fair, consistent and time-limited approach that would set requirements that could allow for up to one per cent increases to salary and overall compensation for unionized and non-unionized employees in the Ontario public sector.

Managing Compensation Growth and Centralizing Benefits Pooling

Additionally, through the spring consultations, the government heard interest from employers and bargaining agents that exploring centralized benefits pooling would be a means of managing benefits administration costs. Enabling a pooling arrangement with voluntary entry terms could enable participants to access economies of scale advantages, cost savings and administrative efficiencies of up to $115 million. Consultations with partners will further explore stakeholder interests, examine a common understanding of anticipated outcomes, and establish a governance framework as well as an implementation strategy.

Controlling Public Sector Leadership Compensation

As announced in the 2019 Budget, the government is moving forward with an approach to public sector leadership compensation, which prohibits any automatic adjustments in pay. Under this approach, any compensation adjustments will be controlled and tied to performance and will only be provided to leaders who demonstrate their role in achieving the bold outcomes that the Province needs.

Chapter 1: A Plan to Build Ontario Together

In keeping with these principles, the government has consulted key partners with an aim to setting controls on leadership compensation and sector-specific priorities that all leaders must work towards. The government plans to issue a new framework for all designated employers under the Broader Public Sector Executive Compensation Act, 2014 by the end of the year.

Getting Value for Each Tax Dollar: Smart Initiatives

Recognizing the many opportunities to improve government, the Province has launched a number of transformational initiatives to build a smarter government. These Smart Initiatives will streamline services, create efficiencies and ultimately ensure publicly funded programs are making a difference in the areas that matter most.

In some cases, this will result in cost savings. In other cases, this will mean that government can do more with the same resources.

Unleashing Government’s Purchasing Power

The government is making it easier and more efficient to do business with the public sector, as well as reducing costs to protect the critical programs the people of Ontario rely on every day. By working collaboratively with stakeholders to find innovative solutions that will unlock savings, the government is ensuring the people of Ontario get the best value for each public dollar spent.

Ontario’s current procurement landscape is largely decentralized for the Ontario Public Service (OPS) and broader public sector. Building a modern, centralized procurement system is projected to generate savings of $1 billion annually and make it easier for companies of all sizes to do business with the Province.

For instance, government agencies and other public sector bodies currently purchase IT hardware, such as desktop and laptop devices, on their own or by using sector-specific purchasing agreements. Under a new integrated supply chain, these organizations would leverage public sector-wide purchasing agreements that meet their needs, combine their collective purchasing power and drive the greatest value to support delivery of their programs and services.

Section F: By Making Government Smarter

The government is using its public-sector buying power to drive efficiencies and support innovation for a more streamlined and collaborative system — one that works simpler, faster and better.

The Benefits of an Integrated Supply Chain

An integrated supply chain will benefit end-users, such as patients, by providing consistent access to high-quality products.

For example, Ontario’s first-ever provincewide procurement of implantable cardiac defibrillators demonstrated what can be achieved by combining value-based procurement with the purchasing power of the Province.

Patients benefited from this procurement in many different ways, including access to innovative new devices that offer remote monitoring, MRI compatibility and longer battery life, leading to fewer replacement surgeries and greater patient experience.

Improving Infrastructure Procurement

The government is also reviewing how it manages and procures the construction of capital assets to seek out best practices and break down silos among government ministries and agencies. This review of government infrastructure planning and procurement functions is identifying opportunities to drive process efficiencies and make smarter infrastructure investment decisions to ensure better use of taxpayer dollars.

Streamlining How the Government Funds Programs and Services

The government is modernizing the way it funds programs and services across sectors by consolidating and streamlining transfer payments and creating more efficient processes.

Approximately 90 per cent of all government program spending is provided through transfer payments. This funding supports vital programs used by the people of Ontario, including health care, education and social services. Currently, the funding is administered through many different systems and processes which results in duplicated effort and wasted time.

The government is working smarter to reduce the complexity and administrative burden of transfer payment management by consolidating transfer payments in multiple sectors, including health care, social services and education. One way the government is streamlining transfer payment management is by increasing the use of a central transfer payment administration system, Transfer Payment Ontario. More than 320 programs have moved to Transfer Payment Ontario. Increasing this number will improve efficiency by eliminating the need for manual contract administration and will support better and improved data collection to inform evidence-based decision-making.

Chapter 1: A Plan to Build Ontario Together

Moving to a centralized transfer payment system will reduce administrative costs, increase value for money, and enhance program outcomes and the client experience by allowing ministries and transfer payment partners to spend less time on inefficient administration and more time on providing services to the people of Ontario.

Delivering Simpler, Faster and Better Services

The government is putting people first in everything it does by adopting new digital practices and technologies that will deliver simpler, faster and better services to the people of Ontario. To that end, the government is delivering on its promise to modernize outdated processes and improve its digital platforms to ensure the people of Ontario can connect with government and access the services they want, when they want, where they want. For example, the government is focused on providing a simpler, more secure and seamless online experience for popular transactions such as renewing a driver’s licence or getting a health card.

Repurposing Government Property

The government is delivering on its commitment to implement a more efficient process to sell buildings and properties that are no longer needed to deliver programs. The sale of surplus government property generates revenue and saves taxpayers’ dollars by reducing liabilities and ongoing maintenance costs on vacant properties. It is also helping to put properties back into productive use in local communities across the province by providing opportunities for economic development and job creation. As of the end of September 2019, 35 properties have been sold, generating net revenue of $71.6 million.

Section F: By Making Government Smarter

Making Government Agencies More Efficient

As part of the government’s commitment to restore accountability and trust, and broader efforts to ensure services are delivered in the most efficient and effective ways possible, the government assembled an Agency Review Task Force in November 2018 to lead a comprehensive review of the more than 190 Provincial agencies. The task force members included MPP Will Bouma, MPP Stan Cho, MPP Daisy Wai, MPP Effie Triantafilopoulos, and MPP Billy Pang.

A comprehensive review of agencies has not been done since 2010. This review is a critical component of the government’s plan to build smarter government. In just one year, the task force completed its review of all Provincial agencies and has made recommendations, including the following, that, when implemented, would:

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Reduce the number of provincial agencies by dissolving those that have been inactive over a long period of time, such as the Board of Negotiation which has not received an application in over 20 years and overlaps with alternative dispute resolution mechanisms;

•	Result in improvements in 20 per cent of all agencies in performance reporting to ensure measurable outcomes of the services and programs they deliver;

•	Strengthen governance in 52 per cent of all agencies to ensure agency board appointees have the skills and expertise needed to carry out the agency’s mandate; and

•	Achieve administrative efficiencies in 47 per cent of all agencies by using digital processes and back-office integrations to modernize and improve service delivery.

Leveraging Expertise at Infrastructure Ontario

The government has enabled Infrastructure Ontario to provide advice and services into new markets, including entities outside of Ontario. By further utilizing the professionals at Infrastructure Ontario, the government can help build relationships with international clients and increase opportunities for Ontario businesses to access foreign markets.

Chapter 1: A Plan to Build Ontario Together

Achieving Better Value from Voice Services

Ontario is making significant progress on earlier commitments to eliminate thousands of redundant and unused landlines. The government is realizing better value from its existing voice service contracts in part by providing no more than one phone — either a mobile phone or landline to Ontario Public Service (OPS) staff. Voicemail services on landlines are also being streamlined, by restricting them to those who need them as a requirement of their job.

Thousands of boardroom and lobby phones that no longer serve business needs are also being cancelled. By leveraging existing mobile phone contracts to obtain free, modern replacement devices, it is possible to decommission legacy mobile phone infrastructure. These initiatives are expected to save up to $6.4 million annually.

Enhancing Accountability and Value for Money

To improve accountability and transparency, the Audit and Accountability Committee (AAC) was launched in December 2018 in order to ensure value for every taxpayer dollar spent. The AAC provides input and direction to ensure that the delivery of internal audit services addresses critical government priorities and risks. In April 2019, the Ontario Internal Audit Committee (OIAC) was established as a Provincial Advisory Agency reporting to the President of the Treasury Board with the purpose of advising and making recommendations to the Treasury Board/Management Board of Cabinet. This includes continuing to deliver and execute on the OPS-wide risk-based internal audit plan.

Section F: By Making Government Smarter

Exploring Non-Tax Revenue Generation

Ontario is making every dollar count to help ensure that critical public services, such as health care and education, are fiscally sustainable over the long term. As part of this commitment, the Province has begun to explore opportunities to maximize the ongoing financial performance of government assets through non-tax revenue generation, for example by exploring advertising and naming rights opportunities at Metrolinx and the Metro Toronto Convention Centre, and with digital billboard opportunities.

Metrolinx Station Naming Rights Opportunity

Metrolinx has issued an expression of interest for station naming rights opportunities at the following GO stations: Whitby, Pickering, Exhibition, Clarkson and Oakville. Selected partner(s) would be recognized as the naming rights partner for the selected station(s) for a minimum of 5 years and maximum of 10 years. This opportunity would allow the Province to create value from Metrolinx’s existing GO Transit assets and help generate additional non-fare revenue.

Metropolitan Toronto Convention Centre Naming Rights Opportunity

The government is proposing an amendment to the Metropolitan Toronto Convention Centre Corporation Act, 1990 that would facilitate the government exploring revenue generation from naming rights opportunities for the Metro Toronto Convention Centre.

Maximizing ongoing financial performance of government assets aligns with the recommendations of EY Canada’s 2018 report following its line-by-line review of government spending.

Chapter 1: A Plan to Build Ontario Together

The government has established a Value Creation Task Force to identify and review innovative opportunities to generate recurring non-tax revenues. These will help support government priorities including balancing the budget, and reducing the debt burden. The task force’s mandate excludes any one-time revenue generation.

Value Creation Task Force Members

The task force is made up of the following members:

•	Rod Phillips — Minister of Finance, Chair of the task force

•	Peter Bethlenfalvy — President of the Treasury Board, Vice-chair of the task force

•	Laurie Scott — Minister of Infrastructure

•	Prabmeet Sarkaria — Associate Minister of Small Business and Red Tape Reduction

•	Kinga Surma — Associate Minister of Transportation (GTA)

•	Stan Cho — Parliamentary Assistant to the Minister of Finance

•	Michael Parsa — Parliamentary Assistant to the President of the Treasury Board

•	Deepak Anand — Member of Provincial Parliament

Section F: By Making Government Smarter

Moving Government Services into the 21st Century

The government is keeping its commitment to the people of Ontario by moving ahead with its plan to bring government services into the 21st century. In the 2019 Budget, the government amended 15 acts and five regulations to remove barriers to digital communications, data sharing, and digital service design. The government also introduced the Simpler, Faster, Better Services Act, 2019, the first of its kind in Canada, to focus on improving digital and data services in the province, and create the role of a Chief Digital and Data Officer. The government is proposing to fix seven more acts that would better deliver digital services and promote data sharing to help the government make the right decisions at the right time. Modernizing government processes will make services easier, more efficient, and cheaper to deliver, creating long-term savings for the benefit of taxpayers.

Making government work better for people in the digital age also means giving people a say in how Ontario’s data policy is shaped. This is why the government announced the Minister of Government and Consumer Services’ Digital and Data Task Force, a group of experts appointed to help inform Ontario’s Digital and Data Action Plan, an expanded vision of the data strategy. But the government is not only relying on experts to shape the way forward; it is listening to the people. Beginning in spring 2019, the government launched an initial survey of citizens and began consulting with the public through a series of roundtables across Ontario, online through EngageON, and with the release of three discussion documents. Together with the advice of the Task Force, the results of this consultation will shape the way forward and build a government that is better able to meet the  expectations of Ontario taxpayers.

Going Digital

The government’s Digital and Data Action Plan also includes improving government processes and digital platforms by making the high-volume services that are already online easier to use, as well as making more services available online. Starting with ServiceOntario’s top 10 transactions, such as driver’s licence renewals, the government is investing $9 million over five years to fix outdated government processes. This may shift approximately 10 million in-person transactions to digital channels.

These improvements will ensure that the people of Ontario who interact with these services can do so quickly and easily. By applying the new Digital Service Standard to these services, the government will create a consistent experience across multiple platforms. Giving people the option to apply for, or renew, driver and vehicle products digitally makes good sense, however the government recognizes that digital does not work for everyone. Providing better and quicker access to online services will support more efficient services for people who choose to access in-person or phone-based service options.

Chapter 1: A Plan to Build Ontario Together

Safeguarding Digital Services

As part of the government’s efforts to address the challenges faced by broader public sector agencies and service delivery partners, Ontario is establishing a Cyber Security Centre of Excellence for the broader public sector. The Centre of Excellence will support ministries and broader public sector service delivery partners to improve digital resilience through education and awareness activities, and knowledge sharing. The government’s digital plan will also be underpinned by secure, trustworthy infrastructure. Ontario’s investment in cyber security has not kept pace with change, which is why, in July 2019, the government approved a Cyber Security Strategy. Additionally, the Province plans to create a broader public sector (BPS) cybersecurity task force to promote collaboration and to help identify cybersecurity concerns across the BPS.

As recommended in EY Canada’s 2018 line-by-line review, this centre will help to safeguard the substantial investments Ontario is making in digital services, automation and shared service models that support all functions across the OPS and broader public sector.

Addressing the Underground Economy

The competitiveness of law-abiding businesses is hurt by businesses and employees who do not report income in order to evade taxes and create an unfair advantage for themselves. The total value of underground economic activity in Ontario is estimated at almost $20 billion, resulting in a multi-billion dollar annual loss in revenue that could otherwise support building Ontario for the future.

This lost tax revenue also constrains the government’s ongoing work to restore sustainability to Ontario’s finances.

The government is looking at ways to address the underground economy that will not add burdensome requirements to businesses. For example, through advanced data analytics, Provincial enforcement efforts could better focus on firms that ignore their obligations. At the same time, better analysis could also help the government to lower the burden for businesses that comply with their responsibilities. The government will also examine the use of advanced technology solutions that can be used to address sophisticated tax evasion techniques, such as electronic sales suppression (when sales transactions are selectively deleted or modified in point-of-sale systems and business accounting systems, leaving no trace of the original transaction).

Section F: By Making Government Smarter

Addressing Unregulated Tobacco

Building on the government’s review of tobacco tax regulation and enforcement announced in 2018, the Ministry of Finance will consult public health stakeholders, industry and retail associations, as well as First Nation partners, on unregulated tobacco. This means working closely on common goals: protecting youth, promoting community safety, and creating opportunities for economic development and diversification. These consultations present an opportunity to explore the link between government policy, the regulation of tobacco and vaping products, and the impact of these on smoking cessation and youth addiction to nicotine.

Real progress in resolving challenges requires the involvement not only of the provincial government, but the federal government and First Nations. Ontario is committed to consulting with First Nations and working with industry, public health stakeholders, and retail associations, to determine how unregulated tobacco can be addressed to improve the lives of the people of Ontario. The government will also continue to engage interested First Nation communities and organizations on tobacco regulation on-reserve.

Combatting Money Laundering

The Province is committed to combatting money laundering. The Province works to prevent business entities from being used to evade tax, launder money or finance criminal activities through various actions including:

•	Proactively assisting the Canada Revenue Agency in addressing non-compliance in the real estate sector;

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Under the existing rules in the Mortgage Brokerages, Lenders and Administrators Act, 2006 prohibiting mortgage brokerages from engaging in any activity that facilitates dishonesty, fraud, crime or illegal conduct;

•	Generally requiring share issuances to be in registered form under the Business Corporations Act; and

•	Collecting certain beneficial ownership information under the Land Transfer Tax Act.

The Province is evaluating further measures to combat money laundering. At the June 2019 Finance Ministers’ meeting, the Province agreed with the federal government as well as other provinces and territories to cooperate on initiating consultations to make beneficial ownership information more transparent. The Province’s goal is to target criminals that use corporations to hide or launder money, without deterring the majority of good corporate citizens from conducting their regular business activities.

Chapter 1: A Plan to Build Ontario Together

Opening the Market for Cannabis Retail

The Ontario government is taking a responsible approach to opening cannabis stores across the province, allowing private-sector businesses to build a safe and convenient retail system to combat the illegal market. The government is also working with First Nation communities in relation to the process for authorizing retail stores in their communities. The government remains committed to moving to an open allocation of cannabis retail store licences where the number of stores is limited only by market demand.

The Ontario Cannabis Store (OCS) is engaging with federally licensed cannabis producers and authorized retail stores to get their perspectives on increasing private-sector participation in the delivery of recreational cannabis to stores across Ontario. This work will help inform the government’s approach to the ongoing development of the provincial retail and distribution system.

In preparation for the move to an open allocation of retail store licences, the government is also proposing to amend legislation to facilitate the establishment of retail stores by licensed producers related to their production sites, which would further increase consumer access to legal retail stores.

The government is also proposing to amend legislation to allow authorized retail stores to sell cannabis products online or over the phone for pick-up by the consumer in-store, which is known as click-and-collect. This would help ensure consumers’ preferred cannabis products are available and would decrease wait times at retail stores.

Section F: By Making Government Smarter

Increasing Choice and Convenience for Consumers

As announced last fall, a comprehensive review of the beverage alcohol sector is underway aimed at increasing choice and convenience in the sale of beverage alcohol and creating more opportunities for businesses to compete.

As part of this initiative, the government announced that it would allow 87 more grocery stores across the province to sell beer, wine and cider, bringing the total number of grocery authorizations to 450. These additional grocery stores began selling alcohol in September 2019. The Liquor Control Board of Ontario (LCBO) is also expanding its agency store program, with up to 200 new convenience outlets expected to open by spring 2020 across the province.

The government is also introducing legislation which, if passed, would modernize the legal framework for the sale, service and delivery of beverage alcohol. Ontario’s liquor legislation has not been comprehensively updated in over 40 years. If approved, these proposed changes would make it easier for businesses and consumers to understand the rules and would lay the legislative groundwork for the expansion of wine and beer into corner stores and more grocery and big-box stores.

For example, the proposed changes would clearly separate the operational function of the LCBO and the regulatory function of the Alcohol and Gaming Commission of Ontario (AGCO), making it easier for businesses and consumers to know who is responsible for enforcing the rules. In addition, the different categories of licences would be clarified so they are easier to understand, such as a licence to operate a retail store and a licence to deliver liquor. This is just another step in the government’s comprehensive review of the beverage alcohol sector.

The government also committed to reviewing the tax regime for beverage alcohol and is proposing legislation that, if passed, would pause the upcoming wine tax increases and would permit the government to pause upcoming beer tax increases as the beverage alcohol review continues.

Chapter 1: A Plan to Build Ontario Together

Strengthening the Relationship with Municipalities

Municipalities are critical partners in delivering services to the people of Ontario, and the Province is working to ensure that the transformation of programs and services is informed by their advice and daily realities.
The Province is providing municipalities with the tools and supports they require to have more flexibility with their budgets, to find savings, drive efficiencies and modernize service delivery.

The government established the Audit and Accountability Fund earlier this year. All eligible municipalities have taken up the funding offered for service delivery and line-by-line reviews. The reviews are supported by an $8.15 million investment to help school boards and large municipalities protect core public services for future generations. Building on its early success, the government is extending funding for these 39 large urban municipalities by giving them access to up to $6 million annually through 2022–23 so they can continue to find efficiencies while delivering critical services for the people of Ontario.

Ontario has also set up the Municipal Modernization Fund, which has already provided $200 million to help 405 small and rural municipalities achieve efficiencies and plan for their future through investments in projects, such as service delivery reviews, development of shared services agreements, information technology solutions and capital investments. The government is also extending the Municipal Modernization Program as an application-based program so the province’s 405 small and rural municipalities will have access to an additional $125 million through 2022–23 to assist them in finding and implementing efficiencies in service delivery.

In order to deliver services in a smarter and more efficient way, the government is also launching two additional initiatives: consultations for the potential alignment of the municipal and provincial fiscal years, and proposing legislative amendments to combine the provincial and municipal voters lists to reduce errors and make voting easier for the people of Ontario.

The government is listening to its municipal partners. In response to concerns about changes to cost-sharing arrangements, the Province invested in priority areas like land ambulance, public health and child care services for the 2019 municipal budget year. It has also introduced measures to mitigate the impact of changes to public health and child care in 2020.

Moreover, the government is increasing funding for land ambulance services by an average of nearly four per cent this year.

Section F: By Making Government Smarter

Supporting Municipalities through the Ontario Municipal Partnership Fund

The Ontario Municipal Partnership Fund (OMPF) is the Province’s main general assistance grant to municipalities.

The government is listening to municipalities and is maintaining the current structure of the OMPF for 2020. It also understands that municipalities need information early to allow time to develop their budgets and to plan. This is why the government announced 2020 OMPF municipal allocations on October 24, 2019 — the earliest that program allocations have ever been announced.

The government will continue to work with municipalities on the OMPF. Consistent with the government’s commitment to provide municipalities with notice of any changes, details regarding the 2021 OMPF will be communicated well in advance of the start of the municipal budget year.

Supporting Municipal Partners’ Transportation Priorities

The Province is making strategic investments to support local transportation priorities.

The government of Ontario will make contributions towards transit projects under the Public Transit stream of the Investing in Canada Infrastructure Program (ICIP), totalling approximately $7 billion. See Chapter 1, Section D: A Plan to Build Ontario Together by Connecting People to Places for more details.

On September 14, 2019, the City of Ottawa launched Stage 1 of the Confederation Line LRT project, supported by a provincial contribution of up to $600 million. The Province continues to support the City of Ottawa’s light rail transit plans through an additional commitment of up to $1.2 billion towards Stage 2, which will build on the Trillium Line (O-Train) and the Confederation Line by adding 44 kilometres of new rail and 24 new stations, extending the LRT network to the east, west and south, including a link to the Ottawa Macdonald-Cartier International Airport.

Additionally, the Province is investing up to $43 million to support the Region of Waterloo’s King-Victoria Transit Hub. The hub in downtown Kitchener will allow transit commuters to seamlessly connect to LRT lines in Waterloo Region, GO rail and bus services, Via Rail services and local and intercommunity bus services.

Chapter 1: A Plan to Build Ontario Together

In 2019–20, 23 municipalities will receive $30 million in provincial funding through the Connecting Links program, which helps municipalities repair roads and bridges, connecting two ends of a provincial highway through a community or to a border crossing. Municipalities will benefit from this investment, which will help improve road safety and ensure Ontario is open for business and open for jobs.

Examples of Municipal Recipients under the 2019–20 Connecting Links Program

•	$3,000,000 for the Township of Wawa to reconstruct Highway 101 (Mission Road and Main Street).

•	$3,000,000 for the City of Windsor to reconstruct Huron Church Road (Highway 3) from Malden Road to Pool Avenue.

•	$3,000,000 for the City of Sault Ste. Marie for improvements to Black Road (Highway 17)

•	$3,000,000 for the City of Belleville for the rehabilitation of Sagonaska Bridge on Highway 62.

•	$2,100,429 for the Town of Smiths Falls for Phase 1 of the reconstruction of Beckwith Street (Highway 15) from Chambers Street to Russell Street.

As committed to in the 2019 Budget, the Province has begun to consult with municipal transit providers to review the Gas Tax program to identify how it can be delivered more effectively.

Investing in Municipalities

In addition to the initiatives described above, municipalities will also benefit from a range of initiatives detailed in other sections of this document.

These include other provincial investments in infrastructure, such as:

•	Extending broadband to unserved and underserved communities (see Chapter 1, Section D: A Plan to Build Ontario Together by Connecting People to Places for more details); and

•	Investments through the Investing in Canada Infrastructure Program (ICIP) (see Chapter 1, Section D: A Plan to Build Ontario Together by Connecting People to Places for more details).

Additional initiatives that will benefit municipalities outlined in this document include:

•	The Ontario Regional Immigration Pilot (see Chapter 1, Section B: A Plan to Build Ontario Together by Preparing People for Jobs for more details);

•	Improvements to recycling and tackling waste (see Chapter 1, Section E: A Plan to Build Ontario Together by Building Healthier and Safer Communities for more details);

Section F: By Making Government Smarter

•	Support for communities in their fight against guns and gangs (see Chapter 1, Section E: A Plan to Build Ontario Together by Building Healthier and Safer Communities for more details);

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The Regional Development Program, which is intended to ensure all parts of the province share in economic prosperity (see Chapter 1, Section C: A Plan to Build Ontario Together by Creating a More Competitive Business Environment for more details);

•	The Province’s commitment to listening to rural Ontario (see Chapter 1, Section C: A Plan to Build Ontario Together by Creating a More Competitive Business Environment for more details); and

•	Transforming Ontario’s employment services (see Chapter 1, Section B: A Plan to Build Ontario Together by Preparing People for Jobs for more details).

Working Together to Strengthen the Federal–Provincial Relationship

There is an opportunity for the Province and the new minority federal government to work together to advance and realize the interests and aspirations of the people of Ontario. The Province’s priorities are to create an environment that fosters entrepreneurship and economic growth, ensure adequate support for health care, and invest in infrastructure together, including transit. With this focus, the Province will work to make life more affordable for the people of Ontario, while driving competitiveness for businesses. A strong Ontario makes for a strong Canada.

The federal–provincial transfer system is a key component to ensure the long-term fiscal sustainability of all the provinces and territories. More can be done to make this system work better for Ontario. EY Canada’s 2018 line-by-line review reported that the people of Ontario send $12.9 billion more in tax dollars to Ottawa than the province receives. That is equivalent to what the Province expects to pay this year to service its debt. The review also found that federal transfers are inadequate to meet the growing costs of delivering quality services to the people of Ontario.

This issue is most evident in federal funding for health. In a recent report, the Parliamentary Budget Officer concluded that federal health transfers are declining significantly over time as a share of provincial spending. At the 2019 Council of the Federation meeting, Premier Doug Ford, along with all Premiers, called on the federal government to increase funding to the Canada Health Transfer by an annual escalator of 5.2 per cent.

The Province is making significant investments to improve infrastructure and better connect the people of Ontario. In this effort, the federal government can play an important role. Ontario expects the federal government to do its fair share and provide funding toward provincial and municipal priority projects, including the four new subway projects in the Greater Toronto Area: the Yonge North Subway Extension, the three-stop Scarborough Subway Extension, the Eglinton Crosstown West Extension and the all new Ontario Line.

Chapter 1: A Plan to Build Ontario Together

The government is committed to creating an environment that empowers entrepreneurs and innovators to take risks in Ontario, building their businesses here, and creating jobs across the province. To match the needs of a growing economy, Ontario is enhancing jobs and skills training and taking measures to ensure there are enough job-ready graduates equipped for the jobs of the future. To further support strong labour markets, at the 2019 Council of the Federation meeting, Ontario and other provinces requested robust, equitable and flexible federal investments through provincial and territorial governments.

In today’s competitive economy, the people of Ontario deserve a federal transfer system that recognizes the Province’s priorities, supports fiscal sustainability, and is based on clear and consistent principles, namely:

•	Fairness: Federal programs must treat Ontario families fairly; transfers should have clear goals that Canadians can understand and trust.

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Adequacy: Transfer programs must reflect the pressures that the people of Ontario are facing today and will be facing in the future; the new minority federal government must do its share to help the people of Ontario.

•	Flexibility: Transfers must respect the priorities of the Province and allow it to respond to the needs of its citizens, while minimizing red tape and costs for Ontario.

Moving forward, the Province is ready and willing to work with the federal government to ensure this system works for the people of Ontario.

Improving Services and Accountability

Protecting OHIP from Fraud

The government is modernizing the administration of the Ontario Health Insurance Plan (OHIP) to reduce inappropriate billing, improve program efficiency and increase value for taxpayers. With these changes, the government will have an easier process recovering funds from incorrect billings, protecting the sustainability of OHIP. These changes respond to recommendations made by the Auditor General, who has noted long standing weaknesses in the laws, policies and processes that ensure accountability in OHIP and related programs.

Furthermore, the government is proceeding with converting all remaining “red and white” health cards to more secure photo cards. When fully implemented, these changes to OHIP administration will achieve savings of $10.5 million annually.

To improve OHIP transparency, the government is working closely with Ontario’s doctors to outline appropriate billing practices. These changes will modernize oversight and accountability of OHIP funded services and contribute to a more sustainable health system for future generations of Ontarians.

Section F: By Making Government Smarter

Focusing Ontario’s Drug Benefits

In spring 2019, the government announced changes to OHIP+ to focus benefits on those who need them most. As of April 1, 2019, children and youth 24 years of age and under without a private plan continue to receive eligible drugs through OHIP+ at no cost, while those with private coverage bill those plans. This approach ensures children and youth continue to have access to the prescription drugs they need. In addition, the government continues to examine ways to redesign the Ontario Drug Benefit Program to create a sustainable drug system. The government is committed to focusing resources on those who need them most as it modernizes Ontario’s public health care system.

Streamlining Postsecondary Education Program Approvals

The government is committed to support postsecondary institutions in delivering quality programs that are compatible with today’s economic landscape. To facilitate this, Ontario is streamlining its degree consent and program funding approval processes.

Historically, degree granting has required either an act from the legislature or written consent of the Minister of Colleges and Universities, governed by the Post-secondary Education Choice and Excellence Act, 2000. The Province is now streamlining and modernizing this process to help institutions offer new programs faster to meet job-market demands.

Expanding the Evaluation Function of the Higher Education Quality Council of Ontario

The Ontario government is taking steps to ensure all provincial agencies are relevant, efficient and effective and provide taxpayers better value for money. Based on a comprehensive review, the government is making changes to the Higher Education Quality Council of Ontario Act, 2005 to expand the agency’s evaluation function. The expanded function of the Higher Education Quality Council of Ontario will allow the agency to conduct evaluation projects specified by the Minister, including evaluations of postsecondary education programs. This expanded mandate will play a key role in providing evidence-based, independent assessments of postsecondary programs and transfer payments while helping the government in making better, more informed decisions.

Chapter 1: A Plan to Build Ontario Together

Chapter 2: Economic Outlook

Chapter 2: Economic Outlook

Introduction

Ontario’s economy continues to grow in a highly uncertain global environment. Since June 2018, 272,400 net new jobs have been created, and the unemployment rate has been near its historic low. Growth has been supported by provincial government policies that have lowered business costs, reduced regulatory red tape and enhanced workforce skills. These are outlined in more depth in Chapter 1: A Plan to Build Ontario Together.

Chart 2.1

Strengthening Labour Market

Source: Statistics Canada.

The Ministry of Finance has updated its outlook to reflect changes in private-sector forecasts. Steady economic growth is projected for the province by all private-sector forecasters, consistent with the outlook at the time of the 2019 Budget. There are a number of factors in the current global economic environment that could affect economic growth. Key risks include heightened global trade and political tensions, slowing global growth, elevated household debt levels, and financial market volatility.

Chapter 2: Economic Outlook

Ontario’s Recent Economic Strength

Ontario’s economy has continued to grow, supported by government measures to improve business competitiveness and promote job creation, while making government spending smarter and more accountable. Ontario’s real gross domestic product (GDP) advanced by 0.8 per cent in the second quarter of 2019 supported by strong exports and consumer spending. This follows two quarters of relatively slower growth, which were adversely affected by unusually harsh winter weather and a slowdown in housing market activity. Although growth has been uneven over the past four quarters, on average over that period the Ontario economy has been expanding at a slightly stronger pace than Canada and the average of the G7 countries.

The labour market has been strong, with 272,400 net new jobs created since June 2018. The majority of the net new jobs were full-time and in industries paying above-average wages. There were also notable gains in private-sector positions. In addition, the unemployment rate, at 5.3 per cent in September, was near its historic low. While overall employment is up, growth has been uneven across Ontario’s regions.

Chart 2.2

Composition of Employment Change Since June 2018

Employment Change, June 2018 to September 2019

(Thousands)

Note: Above-average wage industries are defined as those with earnings above the average hourly earnings of all industries in 2018. Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Outlook

Robust job and wage growth, combined with the government’s plan to make life more affordable for individuals, families and businesses, have led to strong household disposable income growth averaging 0.9 per cent over the past four quarters. This has supported real household spending to advance at an average of 0.5 per cent per quarter since the middle of 2018. Income growth has also helped to slightly ease the burden of household debt. The proportion of household debt to disposable income has declined from a recent high of 189.1 per cent in 2017 to 187.1 per cent in  2018.

Chart 2.3

Ontario Household Indebtedness Eases

Share of Household Debt to Disposable Income

(Per Cent)

Note: 2018 is an Ontario Ministry of Finance estimate. Sources: Statistics Canada and Ontario Ministry of Finance.

Trade is an important driver for Ontario’s economy. International exports have continued to rise, increasing 1.9 per cent in 2018, despite having been impacted by lower demand for automobiles in North America, slowing global growth, trade tensions and ongoing competition by global exporters.

Chapter 2: Economic Outlook

Outlook for Continued Economic Growth

Ontario is expected to experience continued growth over the 2019 to 2022 period. The Ministry of Finance is forecasting Ontario’s real GDP to grow by 1.4 per cent in 2019, 1.5 per cent in 2020, 1.5 per cent in 2021 and 1.9 per cent in 2022. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average of private-sector forecasts.

 Table 2.1

 Summary of Ontario’s Economic Outlook

 (Per Cent)

	2018	2019p	2020p	2021p	2022p

Real GDP Growth	2.3	1.4	1.5	1.5	1.9

Nominal GDP Growth	3.5	3.4	3.3	3.3	3.6

Employment Growth	1.6	2.6	1.2	1.0	1.1

CPI Inflation	2.4	2.0	2.0	1.9	1.9

p = Ontario Ministry of Finance planning projection based on information up to October 9, 2019. Sources: Statistics Canada and Ontario Ministry of Finance.

The Ministry of Finance regularly consults with private-sector economists and considers their economic forecasts when developing the government’s planning assumptions. These economists are projecting continued growth for Ontario over the forecast horizon. On average, they are calling for real GDP growth of 1.5 per cent in 2019, 1.7 per cent in 2020, 1.7 per cent in 2021 and 2.0 per cent in 2022.

Chapter 2: Economic Outlook

   Table 2.2

  Private-Sector Forecasts for Ontario Real GDP Growth

  (Per Cent)

	2019	2020	2021	2022

BMO Capital Markets (October)	1.7	1.8	–	–

Central 1 Credit Union (May/March)	1.6	1.5	1.7	2.2

CIBC Capital Markets (October)	1.7	1.3	1.6	–

The Conference Board of Canada (July)	1.6	1.7	1.6	1.7

Desjardins Group (September)	1.5	1.6	1.3	1.8

Laurentian Bank Securities (September)	1.4	1.7	1.5	–

National Bank of Canada Financial Markets (October)	1.4	1.6	–	–

Quantitative Economic Decisions, Inc. (August)	1.3	1.9	1.6	1.7

Royal Bank of Canada (September)	1.5	1.5	–	–

Scotiabank (September)	1.6	1.8	–	–

Stokes Economics (July)	1.4	1.7	1.9	2.0

TD Bank Group (September)	1.6	1.6	1.7	–

University of Toronto (July)	1.8	2.1	2.3	2.3

Private-Sector Survey Average	1.5	1.7	1.7	2.0

Ontario’s Planning Assumption	1.4	1.5	1.5	1.9

Source: Ontario Ministry of Finance Survey of Forecasters (October 9, 2019).

Global Economic Growth

Developments in the global economic environment have a strong influence on the pace of economic activity in Ontario. Forecasts for key external factors are summarized in Table 2.3. These are used as the basis for the forecasts for economic growth in the province.

Table 2.3 Outlook for External Factors

	2018	2019p	2020p	2021p	2022p

World Real GDP Growth (Per Cent)	3.6	3.2	3.5	3.6	3.6

U.S. Real GDP Growth (Per Cent)	2.9	2.3	1.7	1.8	1.9

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	65	57	58	63	65

Canadian Dollar (Cents US)	77.2	75.4	76.3	77.0	77.9

Three-Month Treasury Bill Rate[1] (Per Cent)	1.4	1.6	1.5	1.5	1.8

10-Year Government Bond Rate[1] (Per Cent)	2.3	1.5	1.6	2.1	2.5

  p = Ontario Ministry of Finance planning projection based on external sources.

  1   Government of Canada interest rates.

Sources: IMF World Economic Outlook (April 2019) and World Economic Outlook Update (July 2019), United States Bureau of Economic Analysis, “Blue Chip Economic Indicators” (October 2019), U.S. Energy Information Administration, Bank of Canada, Ontario Ministry of Finance Survey of Forecasters (October 2019) and Ontario Ministry of Finance.

Chapter 2: Economic Outlook

The global growth outlook indicates continued economic growth at a moderate pace. Broad-based weakness in global manufacturing activity and U.S.-China trade tensions are contributing to sluggish economic activity and growth prospects. Meanwhile, monetary policy easing across advanced and emerging-market countries is helping to partially offset the negative impact of trade tensions.

U.S. real GDP growth is expected to slow from 2.3 per cent in 2019 to 1.7 per cent in 2020. Though the U.S. economy has proven resilient, some signs of slowing are emerging. Business activity is decelerating, while consumer and business confidence have weakened, offsetting a generally strong labour market and robust wage growth. Additionally, the boost that the 2017 and 2018 fiscal stimulus packages provided to U.S. economic growth is expected to ease.

Chart 2.4

Slowing Global Economic Growth

Average Annual Real GDP Growth

(Per Cent)

Sources: IMF World Economic Outlook (April 2019) and World Economic Outlook Update (July 2019), U.S. Bureau of Economic Analysis,

“Blue Chip Economic Indicators” (October 2019), Statistics Canada, and Ontario Ministry of Finance Survey of Forecasters (October 2019).

Chapter 2: Economic Outlook

China’s real GDP growth outlook is expected to slow from 6.2 per cent in 2019 to 6.0 per cent in 2020. In addition to trade tensions, slowing domestic demand is having an impact on China’s growth. Slowing global auto demand and moderating Chinese imports have had wide ramifications, notably among China’s major trading partners such as Korea, Japan and Germany. Brexit has also added a high degree of political and economic uncertainty. The Bank of England recently revised its real GDP growth forecast lower. As well, the British pound has weakened in 2019.

Chart 2.5

Slowdown in World Trade

International Trade Growth

(Per Cent)

Note: The values of exports and imports are all based in U.S. dollars. Source: Organisation for Economic Co-operation and Development.

Chapter 2: Economic Outlook

With slowing economic growth and modest price inflation, key central banks have kept their policy interest rates at below historical averages (United States, Canada) or even negative (Europe, Japan). The European Central Bank (ECB) policy rate is negative and is expected to remain low until inflation is close to its two per cent target. Many European long-term government bond yields are negative, suggesting continued economic weakness and risks to financial institutions through lower interest margins. Since the beginning of the year, interest rate forecasts for most key economies have been revised lower.

  Table 2.4

  Interest Rates and Central Bank Actions

  (Per Cent)

	Three-month Treasury Bill Rate Forecast				Central Bank Actions Since January 2019*
	Forecast in January		Latest Forecast
	2019	2020	2019	2020

U.S.	2.6	2.8	2.1	1.5	Federal Reserve cut rates by 50 basis points

Euro area	0.0	0.3	-0.5	-0.4	ECB cut rates by 10 basis points; resuming quantitative easing

Japan	0.0	0.1	-0.1	-0.1	No rate changes

U.K.	1.1	1.4	0.8	0.8	No rate changes

Canada	2.5	2.8	1.7	1.5	No rate changes

  *As of October 9, 2019

  Note: The table shows end-of-year forecast averages except for the U.S., which is the annual forecast average.

  Sources: Blue Chip Economic Indicators (January 2019 and October 2019). Central banks of U.S., Japan, U.K., Canada and the ECB.

Global financial conditions have improved in recent months, due in part to central bank easing. Most advanced economies are experiencing low long-term interest rates and high equity valuations. Declining government interest rate spreads or inverted yield curves, especially in the United States, have increased concerns about the likelihood of a recession. Other indicators in the United States such as recent gains in stock and home prices, solid employment and income gains suggest household finances remain strong and that consumer spending growth will continue. Private-sector forecasters expect the U.S. economy to continue growing, with real GDP growth of 2.3 per cent in 2019 and 1.7 per cent in 2020.

Chapter 2: Economic Outlook

Financial Markets

Long-term interest rates in both Canada and the United States have been trending down reflecting trade tensions and the weakening global economic outlook. Long-term interest rates have moved lower than at the time of the 2019 Budget. For example, Canadian 10-year bond yields declined from 1.9 per cent at the end of February to 1.4 per cent at the end of September. Over the same period, the three-month Government of Canada Treasury Bill rate edged down from 1.7 per cent to 1.6 per cent. The outlook for long-term interest rates is significantly lower over the next few years than at the time of the 2019 Budget. The Canadian 10-year bond yield is now forecast to average 1.5 per cent in 2019, 1.6 per cent in 2020, and 2.1 per cent in 2021 and then rise to 2.5 per cent in 2022.

Chart  2.6

Government of Canada Interest Rates Lower

Per Cent

Source: Bank of Canada.

Chapter 2: Economic Outlook

As a result of these recent developments, the yield curve has inverted (long-term interest rates are lower than short-term rates), signalling potential investor concerns about future economic growth. An inverted yield curve sometimes precedes a recession, but there are occasions when the Canadian economy has not fallen into a recession following an inversion of the yield curve.

Chart 2.7

Canada Yield Curve and Recessions

Percentage Points

Note: Shaded regions indicate recessions.

Sources: Bank of Canada and Statistics Canada.

Chapter 2: Economic Outlook

Ontario has experienced a historically long run of economic growth since the last recession. Since 1982, only one period of expansion has been longer, although the average rate of growth in the current expansion has been lower than the historical average.

Chart 2.8

Ontario’s Current Economic Expansion Long by Historical Standards

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Outlook

The Bank of Canada has held its policy rate unchanged at 1.75 per cent since October 2018. Financial market participants expect the Bank to cut rates over the next year, following the lead of the U.S. Federal Reserve, which cut its policy rate for the first time in over a decade in July and further reduced it since. For now, private-sector forecasters expect the Bank and Federal Reserve will begin to raise rates in 2021 to levels consistent with economies operating close to full capacity and inflation close to target. However, financial market volatility is likely to remain a challenge for consumer, business and investor confidence. U.S. financial market volatility as measured by the Chicago Board Options Exchange (CBOE) Volatility Index has experienced sharp swings since early 2018.

Chart 2.9

U.S. Volatility Index

Note: The CBOE volatility index is one of the most recognized measures of stock market volatility. As a forward-looking measure, it calculates the expected annualized change in the S&P 500 index in either direction over the following 30 days, computed using options data.

Source: Chicago Board Options Exchange.

Chapter 2: Economic Outlook

Oil Prices and the Canadian Dollar

West Texas Intermediate (WTI) crude oil prices declined sharply at the end of 2018 and started 2019 below $50 US per barrel. Oil prices climbed to around $60 US per barrel late in September. The volatility reflects, in part, rising geopolitical tensions including a supply disruption in Saudi Arabia oil operations, and ongoing tensions between the United States and Iran. WTI crude oil prices are expected to average $57 US per barrel in 2019 and $58 US in 2020, before rising to an average annual rate of $64 US between 2021 and 2022.

The Canada-U.S. exchange rate has held relatively steady so far in 2019 and is expected to average 75.4 cents US in 2019 and rise gradually to 77.9 cents US in 2022.

Business Investment and Exports

Supported by provincial government policies, such as providing accelerated writeoffs of capital investments, business investment is expected to continue growing as businesses are operating close to full capacity. Ontario business investment is projected to increase by an annual average rate of 2.6 per cent over the 2020 to 2022 period.

However, a less supportive global outlook and increasing risks could weigh on business confidence and investment plans in Ontario and other advanced economies.

Ontario’s exports are expected to grow at a moderate pace, with real exports forecast to rise at an average annual rate of 2.0 per cent over the 2020 to 2022 period.

Continued Job Growth

Employment gains have been robust in 2019, with annual growth projected to be the strongest in 16 years at 2.6 per cent or close to 200,000 more jobs. Over 125,000 net new private-sector jobs have already been created year-to-date. For the rest of the forecast period, employment growth is expected to continue, with average gains of 1.1 per cent annually.

The unemployment rate is expected to average 5.6 per cent in 2019, matching the unemployment rate in 2018. The unemployment rate is projected to average 5.5 per cent between 2020 and 2022 as employment growth is expected to keep pace with Ontario’s strong population and labour force growth.

The projected employment gains will contribute to continued household income growth, which is projected to average 3.9 per cent annually during the 2019 to 2022 period.

Chapter 2: Economic Outlook

Housing

Ontario’s housing market is emerging from a period of adjustments, with weakness earlier this year expected to lead residential investment to decline 5.3 per cent in 2019, following a 3.0 per cent decrease in 2018. Over the 2020 to 2022 period, residential construction and house prices are expected to grow moderately, supported by steady employment gains, rising incomes and strong population growth.

Home resales have tended to be volatile in recent years. Resales are expected to grow at 10.1 per cent in 2019 and 8.0 per cent in 2020, more closely aligning with underlying demand following large declines in 2017 and 2018. Over the rest of the forecast period, more modest growth is expected. Future price gains are expected to be more moderate as compared with those prior to 2018, averaging 4.9 per cent over the 2019 to 2022 period. Support for housing affordability will come from the government’s plan to stimulate the growth of housing supply, which will help people in Ontario find the type of housing they need. See Chapter 1, Section A: A Plan to Build Ontario Together by Making Life More Affordable for more details.

Chart 2.10

Ontario Home Resales Growth

Per Cent Change

p = Ontario Ministry of Finance planning projection.

Sources: Canadian Real Estate Association and Ontario Ministry of Finance.

Chapter 2: Economic Outlook

Chart  2.11

Ontario Average Home Resale Price Growth

Per Cent Change

p = Ontario Ministry of Finance planning projection.

Sources: Canadian Real Estate Association and Ontario Ministry of Finance.

Chapter 2: Economic Outlook

Risks

Ontario’s economy continues to face a number of risks that increase the likelihood of an economic slowdown. Some notable risks facing Ontario’s economy include:

•	Weakening global and U.S. economic growth;

•	Global trade uncertainty;

•	Heightened geopolitical risks;

•	Financial and commodity market risks; and

•	Household debt levels remaining elevated.

Table 2.5 provides current estimates of the impact of sustained changes in key external factors on the growth of Ontario’s real GDP, assuming other external factors are unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy would respond to these changes in external conditions.

Table 2.5

Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth

(Percentage Point Change)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.7	+0.2 to +0.8
Crude Oil Prices Decrease by $10 US per Barrel	+0.1 to +0.3	+0.1 to +0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)

Source: Ontario Ministry of Finance.

Chapter 2: Economic Outlook

Details of Ontario’s Economic Outlook

Table 2.6 provides details of the Ontario Ministry of Finance’s economic outlook for the 2019 to 2022 period and the economy’s recent historical performance.

Table 2.6 The Ontario Economy, 2017 to 2022 (Per Cent Change)
	2017	2018	2019p	2020p	2021p	2022p
Real Gross Domestic Product	2.8	2.3	1.4	1.5	1.5	1.9
Household Consumption	3.9	2.9	2.0	2.0	1.8	2.0
Residential Construction	1.0	(3.0)	(5.3)	2.7	2.5	2.8
Non-Residential Construction	1.7	(3.4)	(4.1)	2.5	2.5	2.5
Machinery and Equipment	7.9	8.9	(2.1)	1.1	3.1	3.1
Exports	1.8	2.4	2.7	1.8	1.8	2.2
Imports	5.1	2.0	1.3	1.7	1.9	2.1
Nominal Gross Domestic Product	4.1	3.5	3.4	3.3	3.3	3.6
Primary Household Income	4.7	4.8	4.0	3.9	3.8	3.8
Compensation of Employees	4.7	5.1	4.3	4.0	3.7	3.8
Net Operating Surplus — Corporations	1.8	(3.7)	0.6	0.6	2.7	3.9
Other Economic Indicators
Retail Sales	7.7	4.4	2.6	3.3	3.2	3.7
Housing Starts (000s)	79.1	78.7	70.1	72.3	74.0	77.3
Home Resales	(9.8)	(12.9)	10.1	8.0	3.8	1.2
Home Resale Prices	9.3	(2.4)	4.5	6.3	4.8	4.0
Consumer Price Index	1.7	2.4	2.0	2.0	1.9	1.9
Employment	1.8	1.6	2.6	1.2	1.0	1.1
Job Creation (000s)	128	114	189	89	76	85
Unemployment Rate (Per Cent)	6.0	5.6	5.6	5.5	5.5	5.5
Key External Variables
U.S. Real Gross Domestic Product	2.4	2.9	2.3	1.7	1.8	1.9
WTI Crude Oil ($US per Barrel)	51	65	57	58	63	65
Canadian Dollar (Cents US)	77.0	77.2	75.4	76.3	77.0	77.9
Three-Month Treasury Bill Rate[1]	0.7	1.4	1.6	1.5	1.5	1.8
10-Year Government Bond Rate[1]	1.8	2.3	1.5	1.6	2.1	2.5

p = Ontario Ministry of Finance planning projection.

1   Government of Canada interest rates (per cent).

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Bank of Canada, United States Bureau of Economic Analysis, “Blue Chip Economic Indicators” (October 2019), U.S. Energy Information Administration and Ontario Ministry of Finance.

Chapter 2: Economic Outlook

Changes to Ontario’s Economic Outlook

The economic growth outlook for Ontario has not changed materially since the time of the 2019 Budget. Despite slower projections for global economic growth, due to lower interest rates the province’s economic growth outlook is largely unchanged since the 2019 Budget.

Table 2.7

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions:

2019 Ontario Economic Outlook and Fiscal Review (FES) compared with 2019 Budget

(Per Cent Change)

	2019p		2020p		2021p		2022p
	2019 Budget	2019 FES	2019 Budget	2019 FES	2019 Budget	2019 FES	2019 Budget	2019 FES
Real Gross Domestic Product	1.4	1.4	1.6	1.5	1.5	1.5	1.9	1.9
Nominal Gross Domestic Product	3.4	3.4	3.4	3.3	3.2	3.3	3.6	3.6
Retail Sales	3.7	2.6	3.3	3.3	2.9	3.2	4.0	3.7
Housing Starts (000s)	72.8	70.1	71.5	72.3	75.1	74.0	77.4	77.3
Primary Household Income	3.5	4.0	3.6	3.9	3.8	3.8	3.9	3.8
Compensation of Employees	3.8	4.3	3.8	4.0	3.8	3.7	4.0	3.8
Net Operating Surplus — Corporations	4.4	0.6	1.2	0.6	2.9	2.7	3.7	3.9
Employment	1.3	2.6	1.0	1.2	1.0	1.0	1.0	1.1
Job Creation (000s)	96	189	70	89	77	76	76	85
Consumer Price Index	1.9	2.0	2.0	2.0	1.7	1.9	1.9	1.9
Key External Variables
U.S. Real Gross Domestic Product	2.5	2.3	1.8	1.7	1.8	1.8	1.9	1.9
WTI Crude Oil ($US per Barrel)	58	57	61	58	61	63	64	65
Canadian Dollar (Cents US)	76.0	75.4	77.3	76.3	77.9	77.0	79.1	77.9
Three-Month Treasury Bill Rate[1] (Per Cent)	1.8	1.6	2.2	1.5	2.5	1.5	2.7	1.8
10-Year Government Bond Rate[1] (Per Cent)	2.1	1.5	2.6	1.6	3.3	2.1	3.5	2.5

p = Ontario Ministry of Finance planning projection.

1  Government of Canada interest rates.

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Energy Information Administration, United States Bureau of Economic Analysis, “Blue Chip Economic Indicators” (October 2019) and Ontario Ministry of Finance.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 3: Ontario’s Fiscal Plan and Outlook

Introduction

The 2019 Ontario Economic Outlook and Fiscal Review is reporting progress on the Province’s fiscal plan, with fiscal improvements in all years compared to the plan set out in the 2019 Budget. The government has been responsive by making changes since the 2019 Budget in a way that is prudent and ensures critical public services are supported on an ongoing basis, while maintaining its commitment to balance the budget by 2023–24.

The government is projecting a $1.3 billion improvement to the 2019–20 deficit, to $9.0 billion from $10.3 billion. Over the medium term, the government continues to project steadily declining deficits of $6.7 billion in 2020–21 and $5.4 billion in 2021–22.

The net debt-to-GDP ratio is projected to be 40.0 per cent in 2019–20, 0.7 percentage points lower than the 40.7 per cent forecast in the 2019 Budget. The government is projecting lower net debt-to-GDP ratios over the medium-term outlook relative to the 2019 Budget projections.

Table 3.1 Fiscal Summary ($ Billions)
	Actual 2018–19	Current Outlook 2019–20	Medium-Term Outlook
			2020–21	2021–22
Revenue	153.7	155.8	161.5	165.4
Expense
Programs	148.8	150.9	154.0	155.9
Interest on Debt	12.4	12.9	13.2	13.9
Total Expense	161.1	163.8	167.2	169.8
Surplus/(Deficit) Before Reserve	(7.4)	(8.0)	(5.7)	(4.4)
Reserve	–	1.0	1.0	1.0
Surplus/(Deficit)	(7.4)	(9.0)	(6.7)	(5.4)
Net Debt as a Per Cent of GDP	39.6	40.0	40.1	39.8
Accumulated Deficit as a Per Cent of GDP	25.3	25.4	25.2	24.9

Note: Numbers may not add due to rounding.

The following sections detail the actions taken by the government since the release of the 2019 Budget to deliver its fiscal plan.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Key 2019–20 Changes since the 2019 Budget

The government is projecting a $1.3 billion improvement to the 2019–20 deficit, to $9.0 billion from $10.3 billion.

The improvement includes an increase of $1.6 billion in revenue, which is primarily due to higher personal and corporate income tax revenue. At the same time, the government has continued to make life better for the people of Ontario by allocating an additional $1.3 billion to key priorities in 2019–20, which are partially offset by contingency fund draws for a net increase in program spending of $0.8 billion. Interest on debt expense is projected to decrease by $0.4 billion as a result of lower 2018–19 and 2019–20 deficits and lower-than-forecast interest rates. The reserve has been maintained at $1.0 billion.

Table 3.2 2019–20 In-Year Fiscal Performance ($ Billions)
	2019 Budget	Current Outlook	In-Year Change
Revenue	154.2	155.8	1.6
Expense
Programs	150.1	150.9	0.8
Interest on Debt	13.3	12.9	(0.4)
Total Expense	163.4	163.8	0.3
Surplus/(Deficit) Before Reserve	(9.3)	(8.0)	1.3
Reserve	1.0	1.0	–
Surplus/(Deficit)	(10.3)	(9.0)	1.3

Note: Numbers may not add due to rounding.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue

The 2019–20 total revenue outlook is $155.8 billion, $1,596 million higher than the 2019 Budget forecast.

Table 3.3 2019–20 Revenue Changes ($ Millions)
2019–20
2019 Budget Total Revenue	154,165
In-Year Revenue Changes
Corporations Tax	936
Personal Income Tax	525
Land Transfer Tax	90
All Other Taxes	54
Total Taxation Revenue	1,606
Other Non-Tax Revenue	(9)
Total In-Year Revenue Changes	1,596
2019 Ontario Economic Outlook and Fiscal Review Total Revenue	155,761

Note: Numbers may not add due to rounding.

Details of 2019–20 Revenue Changes

Highlights of changes to the 2019–20 revenue forecast since the 2019 Budget are as follows:

•	Corporations Tax revenue is $936 million higher mainly due to increased revenues indicated by the processing of 2018 tax returns.

•	Personal Income Tax revenue is $525 million higher due to increased revenues indicated by processing 2018 and prior-year tax returns.

•	Land Transfer Tax revenue is $90 million higher, reflecting a strengthening in provincial housing resales.

•	All Other Taxes combined increased by $54 million based largely on higher than anticipated revenue collections since the 2019 Budget.

•

Other Non-Tax Revenues are $9 million lower, mainly reflecting relief from previously scheduled fee increases including: freezing key driver, vehicle and commercial fees until July 1, 2020; the impact of an extension of the fee waiver for a change-of-sex designation on birth registrations; and the elimination of the Driver’s Licence Check service fee for a single driver’s licence check order.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Expense

The 2019–20 total expense outlook is $163.8 billion, $341 million higher than the 2019 Budget forecast and includes $1.3 billion in new allocated spending towards health care, education, child care, and social services for the province’s most vulnerable people. These investments are being partially funded by drawing on already budgeted contingency funds, resulting in a $0.8 billion net increase in program expense.

Table 3.4 2019–20 Expense Changes ($ Millions)
2019–20
2019 Budget Total Expense	163,444
Changes since the 2019 Budget
Health Sector[1]	404
Education Sector	186
Postsecondary Education and Training Sector[1]	0
Children’s and Social Services Sector	637
Justice Sector	–
Other Programs Excluding Contingency Funds[1]	94
Total New Allocated Spending	1,322
Contingency Funds	(551)
Net Program Expense Changes since the 2019 Budget	771
Interest on Debt Change	(430)
Total Expense Changes since the 2019 Budget	341
2019 Ontario Economic Outlook and Fiscal Review Total Expense	163,785
[1]	Sectors are reported based on the 2019 Budget ministry structure. Impacts on sectors resulting from changes to ministry structures made since the 2019 Budget will be reflected in future updates.
Note:	Numbers may not add due to rounding. Sector changes shown in the table exclude fiscally neutral accounting presentation adjustments.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Details of 2019–20 Expense Changes

The following key program expense changes have occurred since the 2019 Budget:

Health Sector expense has increased by $404 million in 2019–20 mainly due to:

•

Additional funding of $227 million for items such as increased utilization of physician and other services under the Ontario Health Insurance Plan (OHIP) and providing relief to long-term care residents by removing the prescription co-payment requirement completely;

•

Additional funding of $68 million for hospitals to help end hallway health care by addressing capacity issues, wait times and access to life saving programs. The investment will also reduce the need for patients to travel across the province, the country and south of the border to receive care;

•

An investment of $41 million to support Public Health Units as the ministry considers options to modernize public health, completes engagement with stakeholders and finalizes implementation approaches; and

•	Additional funding of $26 million to support municipal land ambulance operations.

Education Sector expense has increased by $186 million in 2019–20 mainly due to:

•	An increase of $122 million to help municipal partners provide child care programs; and

•	An increase of $64 million to support elementary and secondary education programs.

Children’s and Social Services Sector expense has increased by $637 million in 2019–20 mainly due to:

•

An investment in social services of $310 million to support social assistance, developmental services, child welfare and other programs to help vulnerable populations while transformation is underway. This includes continuing to deliver the Transition Child Benefit and not proceeding with planned changes to Ontario Works and Ontario Disability Support Program earnings exemptions;

•

An additional investment of $279 million in the Province’s autism program to continue to support children and youth with Autism Spectrum Disorder, including issuing childhood budgets, and bringing children off the waitlist while working towards implementing a needs-based and sustainable autism program, and providing continuity of service to families with existing behaviour plans;

•	An investment of $43 million in youth justice services while the government continues to work on modernization approaches; and

•	An investment of $6 million to support the language training program for newcomers to help them gain the language skills they need to successfully work and live in Ontario.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Other Programs Sector expense excluding contingency funds has increased by $94 million in 2019–20 mainly due to:

•	Funding of $60 million to fight forest fires across the province keeping people and property safe while protecting the province’s forests;

•	Additional funding of $14 million for maintenance work to keep Ontario’s highways safe and reliable;

•

Funding of $12 million for the Ontario Wine Fund, the Small Cidery and Small Distillery Support Program and the Vineyard Improvement Program to support Ontario grape growers, wineries, small distilleries and craft cideries; and

•	Funding of $8 million to create the Audit and Accountability Fund to allow municipal and school board partners to conduct reviews of programs and services with a goal of finding efficiencies.

Contingency Funds decreased by $551 million to offset select program expense changes that have occurred since the 2019 Budget.

Interest on Debt expense is $430 million lower than projected in the 2019 Budget, primarily as a result of lower 2018–19 and 2019–20 deficits and lower-than-forecast interest rates.

Prudence

The 2019 Budget included a reserve of $1.0 billion in 2019–20 to protect the fiscal outlook against unforeseen adverse changes to revenue and expense. The reserve remains unchanged at $1.0 billion to ensure a prudent risk management approach given uncertainties remaining in the fiscal outlook for 2019–20.

Contingency funds are also maintained to help mitigate expense risks that may otherwise adversely affect Ontario’s fiscal performance. The current contingency fund level is $0.5 billion in 2019–20.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Key Changes to the Medium-Term Fiscal Outlook since the 2019 Budget

The government continues to project steadily declining deficits over the medium term, with fiscal improvements of $0.1 billion in both 2020–21 and 2021–22, since the 2019 Budget. The government is now projecting deficits of $6.7 billion in 2020–21 and $5.4 billion in 2021–22.

Over the medium term, projected revenue has increased by $1.7 billion in 2020–21 and 2021–22, relative to the 2019 Budget. Over the same period, total expense is projected to increase by $1.5 billion in 2020–21, and $1.6 billion in 2021–22.

Table 3.5 Summary of Changes to the Medium-Term Fiscal Outlook ($ Billions)
	Current Outlook	Medium-Term Outlook
	2019–20	2020–21	2021–22
Surplus/(Deficit) from the 2019 Budget	(10.3)	(6.8)	(5.6)
Revenue Changes (see Table 3.6)	1.6	1.7	1.7
Expense Changes
Total Program Expense Changes (see Table 3.8)	0.8	2.0	2.1
Interest on Debt Changes	(0.4)	(0.5)	(0.5)
Total Expense Changes	0.3	1.5	1.6
Change in Reserve	–	–	–
Fiscal Improvement/(Deterioration)	1.3	0.1	0.1
2019 Ontario Economic Outlook and Fiscal Review Surplus/(Deficit)	(9.0)	(6.7)	(5.4)

  Note: Numbers may not add due to rounding.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Revenue

Ontario’s economy continues to generate higher revenues than expected at the time of the 2019 Budget.

Table 3.6 Summary of Changes to the Medium-Term Revenue Outlook ($ Billions)
	Current Outlook	Medium-Term Outlook
	2019–20	2020–21	2021–22
2019 Budget Total Revenue	154.2	159.8	163.7
Revenue Changes
Personal Income Tax	0.5	0.4	0.5
Corporations Tax	0.9	1.0	1.0
Other Taxes Combined	0.1	0.2	0.2
Cannabis Revenue	–	0.1	0.1
Total Revenue Changes since 2019 Budget	1.6	1.7	1.7
2019 Ontario Economic Outlook and Fiscal Review Total Revenue	155.8	161.5	165.4

  Note: Numbers may not add due to rounding.

Details of Revenue Changes

•

Processing of 2018 tax returns boosted the base upon which Personal Income Tax (PIT) and Corporations Tax (CT) growth is applied, increasing the level of revenues in each forecasted year from 2019–20 and onwards. The taxation revenue forecast includes the net impact of tax reductions announced in this document. See Annex: Details of Tax Measures for more information;

•	Higher amounts from all Other Taxes Combined recorded to date have increased the forecast for 2019–20 onwards;

•

Projected revenues related to Cannabis—including the Ontario portion of the federal cannabis excise duty and the Ontario Cannabis Store (OCS) net income/(loss) — have increased by approximately $0.1 billion in the medium-term outlook due to an increase in the number of private cannabis retail stores from 25 stores to 75 stores and the introduction of new cannabis product classes. For more information, refer to the following Cannabis-Related Revenue section; and

•

Net changes to all other revenue sources combined remains close to the 2019 Budget outlook. This includes relief from previously scheduled fee increases including: freezing key driver, vehicle and commercial fees until July 1, 2020; the impact of an extension of the fee waiver for a change-of-sex designation on birth registrations; and the elimination of the Driver’s Licence Check service fee for a single driver’s licence check order.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Cannabis-Related Revenue

Estimates of cannabis-related revenue include Ontario’s portion of the federal cannabis excise duty and the net income of the OCS. Ontario’s outlook for cannabis-related revenue reflects the Province’s temporary measure of permitting up to 75 private cannabis retail stores and the introduction of new cannabis product classes. The cannabis-related revenue outlook will change as further retail store authorizations are issued, including the up to 18 additional stores on First Nation reserves that were recently announced.

Table 3.7 Summary of Medium-Term Cannabis-Related Revenue ($ Millions)
Revenue	Current Outlook	Medium-Term Outlook
	2019–20	2020–21	2021–22
Ontario Portion of Federal Cannabis Excise Duty	70	140	150
Ontario Cannabis Store Net Income/(Loss)	10	75	80

Chapter 3: Ontario’s Fiscal Plan and Outlook

Expense

The government continues to support the people of Ontario as part of a balanced plan to invest in critical services. The government is investing an additional $4.9 billion, over three years, in programs such as health care, education, child care, and social services for the province’s most vulnerable people, relative to the 2019 Budget.

Table 3.8 Multi-Year Expense Changes Since the 2019 Budget ($ Billions)

	Current Outlook	Medium-Term Outlook
	2019–20	2020–21	2021–22
2019 Budget Total Expense	163.4	165.6	168.2
Program Expense Changes since 2019 Budget
Health Sector[1]	0.4	0.5	0.5
Education Sector	0.2	0.2	0.2
Postsecondary Education and Training Sector[1]	0.0	0.0	0.0
Children’s and Social Services Sector	0.6	0.8	0.7
Justice Sector	–	0.1	0.1
Other Programs[1]	(0.5)	0.3	0.5
Total Program Expense Changes	0.8	2.0	2.1
Change in Interest on Debt	(0.4)	(0.5)	(0.5)
Total Expense Changes since 2019 Budget	0.3	1.5	1.6
2019 Ontario Economic Outlook and Fiscal Review Total Expense	163.8	167.2	169.8
[1]	Sectors are reported based on the 2019 Budget ministry structure. Impacts on sectors resulting from changes to ministry structures made since the 2019 Budget will be reflected in future updates.

  Note: Numbers may not add due to rounding. Sector changes shown in the table exclude fiscally neutral accounting presentation adjustments.

Details of Expense Changes

The expense outlook over the medium term is higher, mainly because:

•

Health Sector expense is projected to increase by $0.4 billion in 2019–20 and $0.5 billion in both 2020–21 and 2021–22, primarily due to utilization changes for physician and other services under OHIP and community-based health care services;

•	Education Sector expense is projected to increase by $0.2 billion in each year, primarily due to investments in child care programs;

•

Postsecondary Education and Training Sector expense has been maintained since the 2019 Budget. Key initiatives in this sector include restoring financial sustainability to the Ontario Student Assistance Plan (OSAP) and making sustained investments in Ontario’s universities, colleges and employment and training programs;

Chapter 3: Ontario’s Fiscal Plan and Outlook

•

Children’s and Social Services Sector expense is projected to increase by $0.6 billion in 2019–20, $0.8 billion in 2020–21 and $0.7 billion in 2021–22, compared to the 2019 Budget, primarily due to increasing investments in the Ontario Autism Program and deferring changes in social assistance while transformation is underway;

•

Justice Sector expense is projected to increase by $0.1 billion in each of 2020–21 and 2021–22, primarily due to compensation investments for the Ontario Provincial Police, correctional services workers, provincial lawyers and judicial officers; and

•

Other Programs Sector expense is projected to decrease by $0.5 billion in 2019–20, and increase by $0.3 billion in 2020–21 and $0.5 billion in 2021–22, to help mitigate expense risks as part of the government’s prudent planning approach.

Interest on Debt expense is projected to be lower over the medium term, relative to the 2019 Budget forecast, due to lower 2018–19 and 2019–20 deficits and lower-than-forecast interest rates.

Prudence

The 2019 Budget included a reserve of $1.0 billion in 2019–20, 2020–21 and 2021–22 to protect the fiscal outlook against unforeseen adverse changes to revenue and expense. The reserve remains unchanged at $1.0 billion in each year over the medium-term outlook, reflecting prudent fiscal management. Contingency funds are also maintained over the medium term to help mitigate expense risks.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Transparency and Risks

The government is committed to being open and transparent about the state of Ontario’s finances. This principle is reflected in the new Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) which stipulates that Ontario’s fiscal policy should be based on cautious assumptions. FSTAA also requires that a mid-year review of Ontario’s finances be released on or before November 15th of each year. In compliance with the legislated framework this document is being released in advance of that deadline.

While mid-year updates to the government’s finances are informed by the latest information available, key information still to be received over the remainder of the fiscal year have further upside and downside risks which could materially affect the fiscal outlook. Revenue could be affected by changes in the economy, such as global events, and taxes collected, while expenses could be impacted by changes in utilization of large demand driven programs. For example,

•	For every percentage point change in forecasted nominal GDP growth, taxation revenues are expected to change by $705 million.

•	A one per cent increase in the number of Ontario Disability Support Program recipients costs the province an additional $56 million.

As a matter of transparent fiscal risk management practices, risks are monitored throughout the fiscal year by Treasury Board, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known risks informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal risks, as well as integrating risks into medium-term fiscal projections when appropriate.

The Fiscal Sustainability, Transparency and Accountability Act, 2019, requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. Additionally, contingency funds are maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised and which may otherwise adversely affect Ontario’s fiscal performance. In keeping with sound fiscal practices, the Province’s revenue outlook is based on prudent economic assumptions, as discussed in Chapter 2: Economic Outlook.

Chapter 3: Ontario’s Fiscal Plan and Outlook

 Details of Ontario’s Finances

Table 3.9 Revenue ($ Millions)

	Actual 2016–17	Actual 2017–18	Actual 2018–19	Current Outlook 2019–20
Taxation Revenue
Personal Income Tax	30,671	32,900	35,381	37,125
Sales Tax	24,750	25,923	27,804	28,067
Corporations Tax	14,872	15,612	16,606	16,107
Education Property Tax	5,868	5,883	6,171	6,197
Employer Health Tax	5,908	6,205	6,544	6,791
Ontario Health Premium	3,575	3,672	3,819	4,035
Gasoline Tax	2,626	2,701	2,709	2,741
Land Transfer Tax	2,728	3,174	2,761	2,967
Tobacco Tax	1,230	1,244	1,241	1,205
Fuel Tax	742	760	774	789
Beer, Wine and Spirits Taxes	589	603	607	603
Ontario Portion of the Federal Cannabis Excise Duty	–	–	19	70
Electricity Payments in Lieu of Taxes	334	494	435	488
Other Taxes	453	552	653	558
	94,346	99,723	105,524	107,744
Government of Canada
Canada Health Transfer	13,910	14,359	14,852	15,646
Canada Social Transfer	5,146	5,314	5,451	5,653
Equalization	2,304	1,424	963	–
Infrastructure Programs	732	1,065	605	1,043
Labour Market Programs	965	969	1,015	1,036
Social Housing Agreement	441	419	394	359
Other Federal Payments	761	996	1,420	1,386
Direct Transfers to Broader Public-Sector Organizations	285	314	390	330
	24,544	24,860	25,090	25,453
Income from Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,358	2,487	2,464	2,414
Liquor Control Board of Ontario	2,349	2,207	2,276	2,339
Ontario Cannabis Store	–	(6)	(42)	10
Ontario Power Generation Inc./Hydro One Ltd.[1]	860	1,464	772	1,058
	5,567	6,152	5,470	5,821
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.9 Revenue (continued) ($ Millions)

	Actual 2016–17	Actual 2017–18	Actual 2018–19	Current Outlook 2019–20
Other Non-Tax Revenue
Reimbursements	988	1,000	998	981
Vehicle and Driver Registration Fees	1,727	1,912	1,991	2,055
Electricity Debt Retirement Charge[2]	621	593	15	–
Power Supply Contract Recoveries	838	185	173	125
Sales and Rentals[3]	1,999	2,450	1,477	1,592
Carbon Allowance Proceeds[4]	–	2,401	472	–
Other Fees and Licences	974	1,029	1,088	1,080
Net Reduction of Power Purchase Contracts	129	74	41	30
Royalties	272	290	251	287
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	7,957	8,309	9,237	9,364
Miscellaneous Other Non-Tax Revenue	772	1,616	1,873	1,230
	16,277	19,859	17,616	16,744
Total Revenue	140,734	150,594	153,700	155,761
[1]

Includes income from Brampton Distribution Holdco Inc. for 2016–17 only from its interest in Hydro One Brampton Networks Inc. On February 28, 2017, the Province sold its entire interest in Hydro One Brampton Networks Inc. and it is no longer included as a Government Business Enterprise.

[2]

The Debt Retirement Charge cost was removed from residential electricity users’ electricity bills as of January 1, 2016 and for all other consumers as of April 1, 2018. Residual revenues recorded afterwards due to higher than expected amounts received following the 2017–18 year-end, compared to the estimated accrual amounts in 2017–18.

[3]	Higher Sales and Rentals revenues in 2016–17 and 2017–18 compared to 2018–19 and 2019–20 are mainly due to significant, non-recurring asset sale initiatives such as the sale of Hydro One shares.
[4]	Declining Carbon Allowance Proceeds reflects the passing of the Cap and Trade Cancellation Act, 2018 on October 31, 2018.

Note: Numbers may not add due to rounding.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.10

Total Expense1, 2

($ Millions)

Ministry Expense	Actual 2016–17	Actual 2017–18	Actual 2018–19	Current Outlook 2019–20
Agriculture, Food and Rural Affairs (Base)	1,020	892	970	841.2
Time-Limited Investments in Infrastructure	–	102	96	38.5
Agriculture, Food and Rural Affairs (Total)	1,020	994	1,066	879.8
Attorney General (Total)	1,651	1,688	1,714	1,603.7
Board of Internal Economy (Total)	218	296	371	287.5
Children, Community and Social Services (Total)	15,679	16,315	16,862	17,223.1
Colleges and Universities[1] (Base)	8,997	9,369	9,822	9,996.9
Student Financial Assistance	1,048	1,663	2,043	1,372.2
Time-Limited Infrastructure Funding under the Strategic Investment Fund	200	209	119	–
Colleges and Universities[1] (Total)	10,245	11,241	11,984	11,369.1
Economic Development, Job Creation and Trade (Total)	1,016	987	922	773.3
Education (Base)	26,551	27,260	28,747	29,969.5
Teachers’ Pension Plan[3]	987	1,659	1,678	1,732.0
Education (Total)	27,538	28,919	30,425	31,701.5
Energy, Northern Development and Mines (Base)	1,291	1,407	1,479	1,165.8
Electricity Cost Relief Programs	426	2,834	4,242	4,012.7
Energy, Northern Development and Mines (Total)	1,717	4,242	5,721	5,178.5
Environment, Conservation and Parks (Base)	620	699	459	606.2
Time-Limited Investments	–	145	223	–
Environment, Conservation and Parks (Total)	620	844	682	606.2
Executive Offices (Total)	37	41	38	37.5
Finance (Base)	829	844	954	819.5
Ontario Municipal Partnership Fund	505	506	510	505.0
Power Supply Contract Costs	838	191	173	125.1
Finance (Total)	2,172	1,541	1,637	1,449.6
Francophone Affairs (Total)	5	6	6	5.8
Government and Consumer Services (Total)	1,669	1,771	1,757	1,687.2
Health and Long-Term Care[4] (Total)	56,211	59,138	61,904	63,830.8
Heritage, Sport, Tourism and Culture Industries[1] (Base)	1,463	1,589	1,562	1,511.5
Time-Limited Funding: Ontario 150 and Pan/Parapan American Games	96	6	–	–
Heritage, Sport, Tourism and Culture Industries[1] (Total)	1,559	1,595	1,562	1,511.5
Indigenous Affairs (Base)	85	86	75	72.2
One-Time Investments including Settlements[5]	40	1,122	215	–
Indigenous Affairs (Total)	125	1,208	290	72.2
continued...

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.10

Total Expense1, 2 (Continued)

($ Millions)

Ministry Expense	Actual 2016–17	Actual 2017–18	Actual 2018–19	Current Outlook 2019–20
Infrastructure (Base)	165	228	162	415.8
Federal–Provincial Infrastructure Programs	8	248	352	133.7
Infrastructure (Total)	172	476	513	549.5
Labour, Training, and Skills Development[1] (Total)	292	302	307	292.9
Municipal Affairs and Housing (Base)	974	1,034	843	840.5
Time-Limited Investments	565	334	636	270.9
Municipal Affairs and Housing (Total)	1,539	1,368	1,479	1,111.5
Natural Resources and Forestry (Base)	535	606	508	568.8
Emergency Forest Firefighting	107	117	208	129.8
Natural Resources and Forestry (Total)	642	723	716	698.6
Seniors and Accessibility (Total)	37	48	52	50.8
Solicitor General (Total)	2,448	2,549	2,681	2,644.7
Transportation (Base)	3,592	4,054	4,420	4,487.5
Federal–Provincial Infrastructure Programs	–	404	297	638.5
Transportation (Total)	3,592	4,458	4,718	5,126.0
Treasury Board Secretariat (Base)	172	172	182	287.5
Employee and Pensioner Benefits[3]	1,082	1,442	1,165	1,352.0
Operating Contingency Fund	–	–	–	224.1
Capital Contingency Fund	–	–	–	325.0
Treasury Board Secretariat (Total)	1,254	1,614	1,346	2,188.6
Interest on Debt[6]	11,709	11,903	12,384	12,905.0
Year-End Savings	–	–	–	–
Total Expense	143,169	154,266	161,135	163,784.8
[1]

On October 21, 2019 the government announced that the Ministry of Labour would become the Ministry of Labour, Training and Skills Development; the Ministry of Training, Colleges and Universities would become the Ministry of Colleges and Universities; and the Ministry of Tourism, Culture and Sport would become the Ministry of Heritage, Sport, Tourism and Culture Industries. Changes to names of these ministries are reflected in the 2019 Ontario Economic Outlook and Fiscal Review; any resulting changes to ministry expense will be reflected in future updates.

[2]

Ministry expenses have been reclassified to aggregate all expenses incurred related to the Government Real Estate Portfolio (GREP) under the Ministry of Government and Consumer Services and projects supported through Infrastructure Ontario under the Ministry of Infrastructure, which hold responsibility for the activities of these two government entities. The actual results are presented on similar basis for consistency.

[3]

Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.

[4]

On June 20, 2019 the government announced that the Ministry of Health and Long-Term Care would become the Ministry of Health and the Ministry of Long-Term Care. Future updates will report the two ministries separately.

[5]	Numbers reflect the payment or liability related to one-time investments for land claim settlements and other items. The amounts fluctuate based on the land claims negotiated in each year.
[6]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $159 million in 2016–17, $157 million in 2017–18, $175 million in 2018–19 and $475 million in 2019–20.

Note: Numbers may not add due to rounding.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chart 3.1

Composition of Revenue, 2019–20

Note: Numbers may not add due to rounding.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chart 3.2

Composition of Total Expense, 2019–20

[1]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.
[2]	Sectors are reported based on the 2019 Budget ministry structure. Impacts on sectors resulting from changes to ministry structures made since the 2019 Budget will be reflected in future updates.
Note:	Numbers may not add due to rounding

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.11 Infrastructure Expenditures ($ Millions)
Sector	Total Infrastructure Expenditures 2018–19 Actual[1]	2019–20 Current Outlook
		Investment in Capital Assets[2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures
Transportation
Transit	4,706	4,294	1,234	5,527
Provincial Highways	2,320	2,577	160	2,737
Other Transportation, Property and Planning	254	189	96	284
Health
Hospitals	2,782	2,354	3	2,357
Other Health	200	78	158	237
Education	2,509	2,416	10	2,426
Postsecondary
Colleges and Other	800	297	2	299
Universities	242	–	52	52
Social	429	25	272	297
Justice	259	487	130	617
Other Sectors[4]	1,368	850	939	1789
Total Infrastructure Expenditures	15,870	13,566	3,056	16,623
Less: Other Partner Funding[5]	2,499	1,891	–	1,891
Total[6]	13,371	11,675	3,056	14,732

[1]  Includes Provincial investment in capital assets of $13 billion.

[2]  Includes $475 million in interest capitalized during construction.

[3]  Includes transfers to municipalities, universities and non-consolidated agencies.

[4] Includes government administration, natural resources, and the culture and tourism industries.

[5] Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.

[6] Includes Federal/Municipal contributions to provincial infrastructure investments.

    Note: Numbers may not add due to rounding.

Chapter 3: Ontario’s Fiscal Plan and Outlook

Table 3.12 Ten-Year Review of Selected Financial and Economic Statistics[1,2] ($ Millions)

	2010–11	2011–12	2012–13
Revenue	113,594	116,401	120,319
Expense
Programs	120,843	121,222	120,103
Interest on Debt[3]	10,005	10,587	10,878
Total Expense	130,848	131,809	130,981
Reserve	–	–	–
Surplus/(Deficit)	(17,254)	(15,408)	(10,662)
Net Debt	217,754	241,912	259,947
Accumulated Deficit	147,816	164,092	174,256
Gross Domestic Product (GDP) at Market Prices	630,983	659,740	680,086
Primary Household Income	424,251	444,076	459,111
Population — July (000s) [4]	13,136	13,261	13,391
Net Debt per Capita (dollars)	16,577	18,242	19,413
Household Income per Capita (dollars)	32,297	33,486	34,286
Interest on Debt as a Per Cent of Revenue	8.8%	9.1%	9.0%
Net Debt as a Per Cent of GDP	34.5%	36.7%	38.2%
Accumulated Deficit as a Per Cent of GDP	23.4%	24.9%	25.6%

[1] Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2] Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.

[3]  Interest on debt is net of interest capitalized during construction of tangible capital assets of $165 million in 2015–16, $159 million in 2016–17, $157 million in 2017–18, $175 million in 2018–19 and $475 million in 2019–20.

[4]  Population figures are for July 1 of the fiscal year indicated (i.e., for 2010–11, the population on July 1, 2010 is shown).

    Note: Numbers may not add due to rounding.

    Sources: Statistics Canada, Ontario Ministry of Finance and Treasury Board Secretariat.

Chapter 3: Ontario’s Fiscal Plan and Outlook

2013–14	2014–15	2015–16	2016–17	2017–18	Actual 2018–19	Current Outlook 2019–20
122,955	126,152	136,148	140,734	150,594	153,700	155,761

123,330	126,199	129,905	131,460	142,363	148,751	150,880
11,155	11,221	11,589	11,709	11,903	12,384	12,905
134,485	137,420	141,494	143,169	154,266	161,135	163,785
–	–	–	–	–	–	1,000
(11,530)	(11,268)	(5,346)	(2,435)	(3,672)	(7,435)	(9,024)
276,169	294,557	306,357	314,077	323,834	338,496	353,743
184,835	196,665	203,014	205,939	209,023	216,642	224,666
695,352	726,053	759,440	792,932	825,805	854,742	883,663
472,921	489,436	511,577	519,413	544,062	570,072	592,882
13,511	13,618	13,707	13,875	14,073	14,319	14,567
20,441	21,631	22,350	22,636	23,012	23,640	24,285
35,003	35,942	37,322	37,434	38,661	39,814	40,702
9.1%	8.9%	8.5%	8.3%	7.9%	8.1%	8.3%
39.7%	40.6%	40.3%	39.6%	39.2%	39.6%	40.0%
26.6%	27.1%	26.7%	26.0%	25.3%	25.3%	25.4%

Chapter 3: Ontario’s Fiscal Plan and Outlook

Chapter 4: Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

The Province’s interim borrowing requirement in 2019–20 has decreased by $4.1 billion compared to the forecast from the 2019 Budget due to lower deficits. The Province conducts its borrowing program responsibly and prudently to manage interest on debt (IOD) costs. To date, $21.3 billion, or 67 per cent, of this year’s $31.9 billion long-term borrowing requirement has been completed.

The Province’s net debt-to-GDP ratio was 39.6 per cent at the end of fiscal year 2018–19 and is forecast to rise to 40.0 per cent in 2019–20 as debt continues to rise more quickly than the growth in Ontario’s GDP. However, the net-debt-to-GDP ratio is now projected to be 0.7 percentage points lower than the 40.7 per cent forecast in the 2019 Budget. This spring, the government set out its objective for Ontario’s net debt-to-GDP ratio to reach more sustainable levels, underpinned by the debt burden reduction strategy. The government remains committed to keeping the net debt-to-GDP ratio, through to 2022–23, to less than the Independent Financial Commission of Inquiry’s (Commission) forecast for 2018–19 of 40.8 per cent.

The Province’s net debt is estimated to reach $353.7 billion by the end of 2019–20. With the largest subnational debt in the world, Ontario is forecast to pay $12.9 billion, or more than $1 billion per month in interest costs in 2019–20. Interest on debt is the fourth largest expense in the Budget after health care, education and social services. Spending on interest to service the debt means this money is not available to provide essential programs to help the people of Ontario in their daily lives or to reduce their taxes. A high level of debt is unfair to future generations and limits the Province’s flexibility in responding to economic downturns. This is why the government’s debt burden reduction strategy remains necessary.

The government is committed to implementing the actions outlined in the 2019 Budget to address the debt burden and put the Province’s finances on a more sustainable path.

Chapter 4: Borrowing and Debt Management

Long-Term Public Borrowing

The Province’s total long-term borrowing in 2019–20 is forecast to be $31.9 billion, $4.1 billion less than the forecast from the 2019 Budget primarily due to the lower deficits in 2018–19 and 2019–20. The borrowing program is forecast to be $31.7 billion in 2020–21 and $31.2 billion in 2021–22. Total projected long-term borrowing requirements over the three years of the current outlook have decreased by a total of $5.5 billion compared to the 2019 Budget forecast due to lower deficits.

Table 4.1 Borrowing Program and Medium-Term Outlook ($ Billions)

	2019 Budget	In-Year Change	Current Outlook
			2019–20	2020–21	2021–22

Deficit/(Surplus)	10.3	(1.3)	9.0	6.7	5.4

Investment in Capital Assets	11.6	–	11.6	11.0	10.4

Non-Cash Adjustments	(7.7)	–	(7.7)	(7.7)	(7.7)

Loans to Infrastructure Ontario	0.2	–	0.2	0.1	0.2

Other Net Loans/Investments	0.7	0.0	0.7	0.5	(0.1)

Debt Maturities/Redemptions	27.5	(0.1)	27.4	26.6	24.0

Total Funding Requirement	42.5	(1.3)	41.2	37.2	32.2

Decrease/(Increase) in Short-Term Borrowing	(1.2)	–	(1.2)	(1.0)	(1.0)

Increase/(Decrease) in Cash and Cash Equivalents	(5.3)	(2.8)	(8.1)	(4.5)	–

Total Long-Term Public Borrowing	36.0	(4.1)	31.9	31.7	31.2

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

As of October 24, 2019, $21.3 billion, or 67 per cent, of this year’s long-term public borrowing was completed. The Province expects to complete its 2019–20 long-term public borrowing program before the end of the current fiscal year, and subject to favourable market conditions, engage in pre-borrowing for 2020–21.

Chapter 4: Borrowing and Debt Management

Chart 4.1

2019–20 Borrowing

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Approximately 69 per cent of this year’s long-term borrowing to date has been completed in Canadian dollars. The remaining $6.7 billion, or 31 per cent, has been completed in foreign currencies, primarily in the U.S. dollar market.

Chapter 4: Borrowing and Debt Management

The Province will continue to regularly borrow in currencies other than the Canadian dollar to diversify its investor base. This helps reduce Ontario’s overall borrowing costs and ensures the Province will continue to have access to capital if domestic market conditions become more challenging. The Province’s target range for Canadian dollar borrowing remains 70 to 80 per cent of total borrowing for the fiscal year. The Province will actively assess this range and adjust it further, if needed, to reflect market conditions.

Chart 4.2

Domestic and International Borrowing

Total Long-Term Borrowing

($ Billions)

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool used to help finance public transit initiatives, extreme weather-resistant infrastructure, and energy efficiency and conservation projects. Ontario is currently the largest issuer of Canadian dollar Green Bonds, with five issues totalling $4.0 billion and with $3.5 billion currently outstanding. October marked the fifth anniversary of Ontario’s Green Bond program. The Province plans to launch its next Green Bond before the end of this fiscal year, and possibly another if market conditions allow.

Chapter 4: Borrowing and Debt Management

Ontario’s Debt Burden

With the Province’s net debt projected to reach $353.7 billion by the end of 2019–20, Ontario continues to have the largest debt of any subnational jurisdiction in the world. A high level of debt creates risk for future generations and for the government’s ability to respond to an economic downturn or an unexpected rise in interest rates.

It also contributes to the risk of interest charges becoming unsustainable. In 2019–20, interest payments to service the Province’s debt are forecast to be $12.9 billion, an increase of $0.5 billion from 2018–19. This is more than $1 billion per month that cannot be used for other investment priorities, such as education, health care and infrastructure, or tax reductions.

Forecasts for interest on debt expense between 2019–20 and 2021–22 represent improvements in the range of $0.4 billion to $0.5 billion per fiscal year from the projections in the 2019 Budget. This is due to lower-than-projected deficits and lower than forecasted interest rates on new or refinanced debt issued over the current outlook period. Even with these improvements, the people of Ontario will pay almost $900 per person in interest payments this year to service the Province’s debt. This is why the government’s debt burden reduction strategy remains necessary.

The government is committed to implementing the actions outlined in the 2019 Budget to address the debt burden and put the Province’s finances on a more sustainable path.

Chapter 4: Borrowing and Debt Management

Net Debt

The government remains committed to keeping the net debt-to-GDP ratio, through to 2022–23, to less than the Commission’s forecast for 2018–19 of 40.8 per cent. In 2019–20, the net debt-to-GDP ratio is projected to be 40.0 per cent, or 0.7 percentage points lower than the 40.7 per cent forecast in the 2019 Budget. Going forward, the net debt-to-GDP ratio for the current outlook period is forecast to be 0.6 percentage points lower in 2020–21 and 0.8 percentage points lower in 2021–22 than forecast in the 2019 Budget, as a result of the government’s debt burden reduction strategy and lower than forecast interest rates.

Chart 4.3

Net Debt-to-GDP

Notes: Net debt has been restated to include broader public sector net debt, starting in 2005–06. Net debt has been restated from 2001–02 onward for the adjustments resulting from the revised accounting treatment of jointly sponsored pension plans.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 4: Borrowing and Debt Management

When compared with the other provinces, Ontario, along with Newfoundland and Labrador, is forecast to have the highest net debt-to-GDP ratio in Canada in 2019–20.

Chart 4.4

Provincial Net Debt-to-GDP in 2019–20

Per Cent

Sources: Provincial Budgets and Updates as of October 24, 2019; The Conference Board of Canada (August 2019); and Ontario Ministry of Finance.

Progress on the Debt Burden Reduction Strategy

In the 2019 Budget, the government set out its objective for Ontario’s net debt-to-GDP ratio to reach more sustainable levels, underpinned by the debt burden reduction strategy.

Government action to date to support economic growth and modernize public services has resulted in an improved fiscal outlook compared with the inherited fiscal challenge.

In 2018–19, the Province reported a deficit of $7.4 billion. This lower-than-projected deficit contributed to a decline in the net debt-to-GDP ratio. The Province reported a net debt-to-GDP ratio of 39.6 per cent for 2018–19, down over one percentage point from the 40.8 per cent forecast by the Commission.

With deficits projected to steadily decline over the medium-term outlook, the fiscal plan supports the government’s commitment to reducing the debt burden. The net debt-to-GDP ratio is forecast to fall to 39.8 per cent by 2021–22.

Chapter 4: Borrowing and Debt Management

Recognizing the risks that can arise from unsustainable debt levels, the government has set out a path to restore the fiscal health of the Province and reduce the debt burden. By taking action to address the debt challenge today, the government will ensure the sustainability of key services in the future for the people of Ontario. The government will continue to implement the debt burden reduction strategy and is demonstrating its commitment to transparency by reporting on progress to date.

Ontario’s path of fiscal improvement and debt burden reduction is also supported by the government’s commitment to spending smarter, while ensuring value for every taxpayer dollar. The government has launched its 2020–21 multi-year planning process, which will be informed by a dedicated ongoing review of all programs to allow for further program modernization, efficiencies and effectiveness. It is also supported by a number of significant transformation initiatives to build smarter government. See Chapter 1, Section F: A Plan to Build Ontario Together by Making Government Smarter for more details on these initiatives and planning for efficiency and modernization.

Chapter 4: Borrowing and Debt Management

Cost of Debt

An over 25-year decline in interest rates has meant that the interest on debt (IOD) has not risen as quickly as the Province’s debt, especially over the last 10 years, despite the Province’s debt load more than doubling over that period. Chart 4.5 shows the 3.6 per cent effective interest rate the Province is paying on its total debt portfolio of over one-third of a trillion dollars: these rates have declined for a quarter century and are forecast to remain low over the fiscal period covered by the 2019 Ontario Economic Outlook and Fiscal Review.

Chart 4.5

Effective Interest Rate (Weighted Average) on Total Debt

Per Cent

*As of September 30, 2019.

Sources: Public Accounts of Ontario (1990–1991 to 2018–2019) and Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

The interest rates that the Province must pay every year on new or refinanced debt issued rose for the past two years but are forecast to decline in 2019–20. Nevertheless, the forecast average interest costs of 2.38 per cent in 2019–20 and 2.70 per cent in 2020–21 are higher than the low point in 2016–17. This is highlighted in Chart 4.6, which shows historical borrowing rates on debt issued and the forecast used to estimate the future cost of borrowing or IOD expense. Year-to-date borrowing costs at 2.27 per cent are also above the 2016–17 average borrowing rate. The forecast borrowing rate for 2021–22, at 4.40 per cent, remains at the forecast level of the 2019 Budget as the Province continues to incorporate prudence by using the average of Ontario’s borrowing rates over the past 20 years.

Chart 4.6

Average Annual Ontario Borrowing Rates

Per Cent

Note: 2019–20 and 2020–21 are 2019 Budget forecasts. Actual Year-to-Date Cost of Borrowing as of October 24, 2019.

Sources: Public Accounts of Ontario (1990–1991 to 2018–2019) and Ontario Financing Authority.

A one percentage point change in interest rates from the forecast would change interest costs by over $300 million in the first full year. To protect the Province from increases in interest rates from their historical lows, the government has extended the term of its debt to lower the amount that must be refinanced every year. Going back to the beginning of 2010–11, to lock in low rates, Ontario has issued $87.9 billion of bonds 30 years or longer, or approximately one-quarter of total debt, including $7.8 billion so far in 2019–20.

Chapter 4: Borrowing and Debt Management

As a result, the average term of Ontario’s debt portfolio has been extended, from 9.7 years in 2009–10 to 11.2 years in 2019–20 as of October 24, 2019. The Province monitors interest rates daily. It continually assesses and determines, based on demand for its debt and interest rates across the yield curve, whether it remains cost-effective to continue to extend the term of its debt. The Province currently plans to continue to keep the average term of its debt in the same extended range that it has been over the past five years.

Chart 4.7

Weighted-Average Term of Borrowings

Average Term

(Years)

* The debt portfolio average terms are on a forecast basis for 2019–20 as of October 24, 2019.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Interest on Debt

Ontario is forecast to pay $12.9 billion in interest costs in 2019–20:

•

IOD is the Province’s fourth largest expense after health care, education and social services; is larger than the annual budget of most provincial ministries; and is similar in size to the City of Toronto’s annual budget. It is forecast to increase by $0.5 billion, or 4.0 per cent, from 2018–19 to 2019–20;

•	The people of Ontario will pay almost $900 per person, or $3,600 per family of four, in interest charges in 2019–20 to service the provincial debt alone; and

•

Spending on interest to service the debt means this money is not available to provide critical programs to help the people of Ontario in their daily lives, or to reduce their taxes. A high level of debt is unfair to future generations and limits the Province’s flexibility in responding to economic downturns.

Chapter 4: Borrowing and Debt Management

While net debt-to-GDP is the primary measure of sustainability of the debt burden the Province faces, another ratio that measures the affordability of debt is the IOD-to-revenue ratio. It represents how much the Province needs to spend on interest for every revenue dollar received. The current forecast is 8.3 cents of interest cost for every dollar of revenue in 2019–20. This means that the Province is spending 8.3 cents of every dollar it receives to pay interest, instead of using this revenue to provide critical services to the people of Ontario, or to lower taxes.

Chart 4.8

Interest on Debt-to-Revenue Ratio

Per Cent

Note: The years from 2005–06 to 2019–20 have been restated for broader public sector line-by-line presentation.

Sources: Public Accounts of Ontario (1990–1991 to 2018–2019), and Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Chapter 5: Budget Consultations

Chapter 5: Budget Consultations

Consulting Ahead of the 2020 Budget

The government is continuing its conversations with the people of Ontario about its plan to make life more affordable for the residents in every corner of the province, and build Ontario together.

The conversations are being facilitated by in-person consultations across the province that will help inform the 2020 Budget. These Budget consultations provide individuals, businesses and organizations with an opportunity to tell the government directly about what matters most to them ahead of next year’s Budget, including submitting any innovative ideas. Key issues that could be addressed in the 2020 Budget include ensuring critical public services are supported, while maintaining the commitment to balance the budget by 2023–24.

In addition to these in-person sessions, the people of Ontario can share their ideas, which are invaluable to the preparation of the 2020 Budget, in the following ways:

Written Submissions

Email or mail ideas directly to the Minister of Finance.

By Mail

The Honourable Rod Phillips

Minister of Finance

c/o Budget Secretariat

Frost Building North,

3rd Floor

95 Grosvenor Street

Toronto, ON M7A 1Z1

By Email

submissions@ontario.ca

Online

Complete the submission form on Ontario.ca/BudgetIdeas

Chapter 5: Budget Consultations

Annex Details of Tax Measures

Annex: Details of Tax Measures

Overview

This Annex provides detailed information on proposed tax measures to lower costs for small businesses and to help reduce the cost of air travel and air freight in the North.

These measures build upon previous announcements that deliver support for child care expenses and tax relief for low-income workers, reduce the burden of the Estate Administration Tax, accelerate capital investment writeoffs and support small businesses by not paralleling the federal tax increase on some small businesses earning passive investment income.

Cutting the Small Business Tax Rate

Ontario’s general Corporate Income Tax (CIT) rate is 11.5 per cent. Up to $500,000 of active business income earned by small Canadian-controlled private corporations (CCPCs) is eligible for a reduced small business CIT rate of 3.5 per cent.

As outlined in Chapter 1, Section C: A Plan to Build Ontario Together by Creating a More Competitive Business Environment, the government proposes to cut Ontario’s small business CIT rate to 3.2 per cent from 3.5 per cent, effective January 1, 2020. The rate reduction would be prorated for taxation years straddling January 1, 2020.

As dividends are paid out of after-tax corporate earnings, individual shareholders receive dividend tax credits, the rate of which approximates the CIT rate paid by the corporation. Corresponding to the reduction in the small business CIT rate, Ontario’s small business (non-eligible) dividend tax credit rate would be reduced from 3.2863 per cent to 2.9863 per cent, effective January 1, 2020. As a result, recipients of non-eligible dividends would receive reduced dividend tax credits.

Decreasing the Aviation Fuel Tax Rate for the North

As outlined in Chapter 1, Section A: A Plan to Build Ontario Together by Making Life More Affordable, the government is proposing to reduce the aviation fuel tax rate in Northern Ontario to 2.7 cents per litre from 6.7 cents per litre, effective January 1, 2020. The reduced tax rate would apply on aviation fuel purchases within the North.

The North would be defined as the districts of Algoma, Cochrane, Kenora, Manitoulin, Nipissing, Parry Sound, Rainy River, Sudbury, Thunder Bay and Timiskaming. This is the same geographic area used for the Northern Ontario Energy Credit and the Growth Plan for Northern Ontario.

Annex: Details of Tax Measures

The end purchaser in the North would be required to pay, and the retailer would be required to collect, the lower tax rate of 2.7 cents per litre on all sales of aviation fuel occurring on or after January 1, 2020. Northern retailers would generally purchase aviation fuel from wholesalers with tax prepaid at the rate of 2.7 cents per litre. Ministry-designated collectors at the wholesale level that sell aviation fuel to Northern retailers would have a reporting requirement on the monthly tax returns they file with the Ministry of Finance. Those who prepay aviation fuel tax at the rate of 6.7 cents per litre but sell it to a retailer or consumer in the North at the rate of 2.7 cents per litre would be able to apply to the Ministry of Finance for an adjustment to reflect the tax rate difference.

Aligning Interest on Refunds

To simplify administration, an amendment is proposed to the Gasoline Tax Act to make the timeline for calculating interest on refunds under the Gasoline Tax Act consistent with that under the Fuel Tax Act. Interest would be payable from the date of the refund application to the date the government makes the refund payment.

Summary of Measures

Table A.1 reflects the impact of new tax measures in this document on government revenue. The 2019 Budget revenue outlook included a provision to accommodate these new measures.

   Table A.1

  Summary of Measures

($ Millions)
	2019–20	2020–21	2021–22
Cutting the Small Business Tax Rate	(20)	(70)	(95)
Reducing the Non-eligible Dividend Tax Credit Rate	15	55	55
Subtotal	(7)	(20)	(35)
Decreasing the Aviation Fuel Tax Rate for the North	(3)	(10)	(10)
Total	(10)	(30)	(50)

Notes: Numbers may not add due to rounding. Estimates below $10 million are rounded to the nearest $1 million. Estimates above $10 million are rounded to the nearest $5 million. Negative numbers represent a decrease in revenue.